2/19

06015733

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: With. Wilhelmsen

*CURRENT ADDRESS: Strandveien 20
NO-1324 Lysaker
Norway

**FORMER NAME:

**NEW ADDRESS:

PROCESSED
AUG 08 2006
THOMSON
FINANCIAL

FILE NO. 82- 35000 FISCAL YEAR 12/31/05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☒
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: MAC

DAT : 8/4/06

082-35000

Annual report 2005 Wilh. Wilhelmsen

12-31-05
AR/S











ALEXANDER MARESCA
SITE MANAGER
WILHELMSEN MARINE CONSULTANTS

The tonnage position for car and ro-ro carriers is tight. "To serve WW's customers and their future requirements, we need to develop and build new ships," emphasises Alexander Maresca, site manager for six newbuildings at the Mitsubishi Heavy Industries yard in Nagasaki, Japan. WW and its partners have a total of 43 new vessels on order. See page 11.



SUNGHO PARK
SENIOR VICE PRESIDENT
HEAD OF BUSINESS OPERATIONS
EUKOR CAR CARRIERS

EUKOR's 2005 results were the best since it was founded in 2002. "Our ambition is to be the best shipping company for the global car industry," reports business operations head Sungho Park. "We believe that close and good customer relations are the secret of success, and will work actively to improve these even further during 2006." See page 12.



HANS HERMANN BENN
PORT SALES REPRESENTATIVE
BARWIL UNITOR SHIPS SERVICE
WILHELMSEN MARITIME SERVICES

Unitor was acquired by WW in the summer of 2005 and is now organised as part of Wilhelmsen Maritime Services. "I find it very positive that we now belong to WW," says Hans Hermann Benn at Unitor's Hamburg office in Germany. "This is an exciting global group with broad and extensive expertise and experience from the shipping industry. This gives us an even better insight into the concerns of our customers." See page 90.



AMMAL ELEYA
QA AND HR DEVELOPMENT MANAGER
BARWIL UNITOR SHIPS SERVICE
WILHELMSEN MARITIME SERVICES

Human resources are WW's most important strategic edge. Able and highly-motivated personnel will ensure the group's success for the future. "The WW Academy is an excellent opportunity for employees to acquire a shared understanding of our vision and values," says Ammal Eleya. "That's important in turn if we're all going to understand what we must contribute in order to satisfy our customers and to achieve our commercial goals." See page 14.

FINANCIAL CALENDAR 2006



JANUARY

FEBRUARY
- 07.02 Report 4th quarter 2005

MARCH
- 03.04 Capital Market Day

APRIL
- 18.04 Annual report

MAY
- 03.05 Report 1st quarter 2006
- 04.05 Annual general meeting
- 05.05 Quoted exclusive dividend
- 18.05 Payment of dividend

JUNE

JULY
- 01.08 Report 2nd quarter

AUGUST

SEPTEMBER

OCTOBER
- 27.10 Report 3rd quarter

NOVEMBER

DECEMBER

Toledo is one of the world's newest and most modern car carriers, with a capacity of 6 350 units. Delivered in 2005, this is the second in a total of eight new ships from Mitsubishi Heavy Industries.

CONTENTS



A leading international provider of maritime services

Wilh. Wilhelmsen ASA (WW) is a leading international provider of maritime services. WW has some 13 500 employees, which rises to about 22 000 when partly-owned companies are included. The group has 389 offices in 72 countries, which cooperate with partners in an extensive global network.

Listed on the Oslo Stock Exchange, WW has its head office in Oslo, Norway. The group ranks as one of Norway's foremost centres of maritime expertise, and as an innovator with its focus on forward-looking technological development.

Founded on 1 October 1861 in the port of Tønsberg south of Oslo, WW has developed in recent years from a traditional shipping business with the emphasis on owning and operating vessels into a global supplier of maritime services.

Its organisation is based on partnerships and is active in every continent.

SHIPPING

WW is one of the world's leading international operators in the car carrier market, as well as for high and heavy and non-containerised cargoes. Together with its partners, WW controls just over 150 of the roughly 470 car carriers in the world, and transports almost 4.6 million cars per year.

WW's efficient and environment-friendly fleet is primarily operated through three joint ventures – Wallenius Wilhelmsen Logistics (WWL – owned 50% by WW), EUKOR Car Carriers (owned 40% by WW) and American Roll-on Roll-off Carrier (owned 50% by WW).

LOGISTICS

WW has strengthened its position as a logistics supplier in recent years, in part through Korea-based Glovis (owned 20% by WW), France's Compagnie d'Affrètement et de Transport (owned 40% by WWL), and US companies WWL Vehicle Services Americas (owned 50% by WWL), American Auto Logistics and American Logistics Network (both owned 50% by WW).

MARITIME SERVICES

The wholly-owned Wilhelmsen Maritime Services (WMS) aims to become the leading global player in the maritime services sector. Acquiring Unitor in 2005 accords with that strategy. Unitor has been incorporated into WMS, helping to complement its range of services and widening its potential customer base.

WMS embraces such companies as Barwil Unitor Ships Service, Barber Ship Management and Barber Marine Consultants. Wilhelmsen Bunkers and Wilhelmsen Insurance services are also affiliated to WMS.

KNOWLEDGE-BASED SUCCESS

WW's strategic investments in the shipping, logistics and maritime services sectors during recent years have created a foundation for improving the operational efficiency of its subsidiaries. Increased collaboration between its companies in a strongly-industrialised market will make a further contribution to the group's success.

Developing employee expertise represents an important challenge for reinforcing WW's role in the market and achieving necessary change. Measures in this area include an in-house educational institution, the WW Academy, which provides a full range of courses and management development programmes for employees worldwide.

Tamerlane *recently received a new antifouling to prevent marine growth on its hull below the waterline. A clean hull helps to increase efficiency because fuel consumption and consequent emissions of environmentally-harmful substances are reduced.*

GOVERNING BODIES AT 1 JANUARY 2006

BOARD OF DIRECTORS

Wilhelm Wilhelmsen (chair)
Leif T Løddesøl (deputy chair)
Odd Rune Austgulen
Helen Juell
Diderik Schnitler
Bettina Banoun
Ingar Skaug (alternate)
Sjur Galtung (alternate)

EXECUTIVE COMMITTEE FOR INDUSTRIAL DEMOCRACY IN FOREIGN TRADE SHIPPING

Wilhelm Wilhelmsen
Ingar Skaug
Sjur Galtung
Arild B Iversen
Arne B Normann
(first alternate Arild Banzon)
Åse K Sætre
(first alternate Stein Erik Flø)

GROUP CEO

Ingar Skaug

AUDITOR

PricewaterhouseCoopers AS
State authorised accountant Erling Elsrud

CORPORATE ORGANISATION

INGAR SKAUG
Group chief executive officer

SJUR GALTUNG
Deputy group chief executive

Corporate staff

- Finance/corporate control — **SJUR GALTUNG**, Deputy group chief executive
- Shipping/logistics — **ARILD B IVERSEN**, Senior vice president
- Corporate business development — **SVEIN SØRLIE**, Senior vice president
- Corporate communications — **CECILIE STRAY**, Vice president
- Human resources — **KIRSTEN HAUNE**, Vice president
- Organisational development — **MORTEN RAABE**, Vice president
- Strategy/IT — **HELGE MOTHES**, Vice president
- Legal — **BJØRN BERGGRAV**, Vice president

Wilhelmsen Lines / Wilhelmsen Lines Shipowning / Wilhelmsen Offshore & Chartering
ARILD B IVERSEN, President

Wilhelmsen Maritime Services
DAG SCHJERVEN, President

- **Wallenius Wilhelmsen Logistics (50%)** — NILS P DYVIK, President
- **EUKOR Car Carriers (40%)** — CARL-JOHAN HAGMAN, President
- **American Roll-on Roll-off Carrier (50%)** — RAY EBELING, President
- **Mark 1 Shipping (50%)** — BJØRN ERSMAN, President
- **Glovis (20%)** — JU EUN LEE, President
- **Dockwise (21%)** — ANDRÈ GOÈDÈE, President
- **Express Offshore Transport (50%)** — DIEDERIK DE BOER, President

KEY FIGURES CONSOLIDATED ACCOUNTS

▪ Joint ventures in the shipping and logistics segments by proportional consolidation
* Figures in accordance with Norwegian accounting standards (not restated)

		2005	2004	2004*	2003*	2002*	2001*
Income statement							
▪ Operating income	USD mill	2 207	1 831	1 128	980	889	824
▪ Primary operating income	USD mill	397	362	231	161	169	153
▪ Net operating profit	USD mill	232	207	158	86	84	74
▪ Profit before tax	USD mill	209	185	154	85	57	31
Profit for the periode	USD mill	191	171	155	78	54	27
Balance sheet (official reporting)							
Fixed assets	USD mill	1 644	1 239	1 168	997	1 021	932
Current assets	USD mill	619	357	481	443	468	359
Equity	USD mill	834	736	666	577	505	469
Interest-bearing debt	USD mill	998	625	692	611	730	653
Total assets	USD mill	2 263	1 596	1 649	1 440	1 489	1 291
▪ **Key financial figures**							
Cash flow (1)	USD mill	361	319	216	158	139	108
Liquid funds 31 Dec (2)	USD mill	349	263	297	258	256	218
Liquidity ratio (3)		1.5	1.6	1.9	2.1	2.1	2.3
Equity ratio (4)	%	37	46	40	40	34	36
Yield (official reporting)							
Return on capital employed (5)	%	14.7	14.5	13.9	9	7.5	6.6
Return on equity (6)	%	26.2	24.5	23.3	13.7	10.5	6.1
▪ **Key figures per share**							
Earnings per share (7)	USD	3.91	3.51	3.23	1.62	1.13	0.51
Diluted earnings per share (8)	USD	3.91	3.51	3.23	1.62	1.13	0.51
Cash flow per share (9)	USD	7.52	6.66	4.51	3.30	2.92	2.20
Average number of shares outstanding	(thousand)	47 996	47 930	47 930	47 819	47 650	48 898

Definitions:

1) Profit for the periode adjusted for change in deferred tax, depreciation and write-down on assets.
2) Cash and bank deposits, bonds, certificates and shares (current assets).
3) Current assets divided by current liabilities.
4) Equity in percent of total assets.
5) Profit for the periode before taxes plus interest expenses, in percent of average equity and interest-bearing debt.
6) Profit for the periode before taxes minus payable taxes, in percent of average equity.
7) Profit for the periode after minority interests, divided by average number of shares.
8) Earnings per share taking into consideration the number of potential outstanding shares in the period.
9) Profit for the periode adjusted for change in deferred tax, depreciation and write-down of assets, divided by average number of shares.

Operating income ▪



3 000
2 500
2 000
1 500
1 000
500
0
824
889
980
1 128
1 831
2 207
2001*
2002*
2003*
2004*
2004
2005

Net operating profit ▪



300
250
200
150
100
50
0
74
84
86
158
207
232
2001*
2002*
2003*
2004*
2004
2005

Profit for the periode



200
180
160
140
120
100
80
60
40
20
0
27
54
78
155
171
191
2001*
2002*
2003*
2004*
2004
2005

WILH. WILHELMSEN ASA DIRECTORS' REPORT


Wilhelm Wilhelmsen (chair)


Leif T Løddesøl (deputy chair)

Wilh. Wilhelmsen ASA (WW) achieved very good results in 2005.

The WW group is a leading global provider of maritime services. Its three principal activities are shipping, logistics and maritime services. Together with its partners, WW ranks as one of the three biggest market players in each of these business areas.

WW ASA, the parent company, is one of Norway's most international enterprises and is listed on the Oslo Stock Exchange.

Its head office is at Lysaker just outside Oslo. The group's wholly-owned companies had a total of 389 offices in 72 countries at 31 December 2005. They have about 13 500 employees, including 8 700 seagoing personnel. The group employs under 22 000 people when partly-owned ventures in WW's partnership-based company structure are included.

Operating income was high in the shipping sector during 2005, reflecting the realisation of synergies between group companies, high capacity utilisation and great activity in the market.

Active efforts have been made by WW to optimise its fleet in combination with further development of the global network of services for car, ro-ro and static cargoes. In addition, the group expanded its range of logistics services to support the shipping business. The acquisition of Unitor underlines WW's commitment to the maritime service segment. During the year, WW developed a unique global maritime organisation which provides a good basis for continued growth.

WW expects its net operating profit for 2006, with ordinary financial items, to be on a par with the year before.

GROUP ANNUAL ACCOUNTS

Annual accounts are based on figures in accordance with International financial Standards (IFRS). WW achieved a net operating profit of USD 206 million in 2005, an increase of USD 43 million from 2004. (Comparative figures for 2004 will hereafter be given in brackets.)

This progress partly reflects high capacity utilisation for the fleet and substantial earnings in a market characterised by very great activity. On the other hand, the cost of supplementary tonnage and extraordinarily high bunkers prices substantially reduced the result.

The WW group's total operating income came to USD 690 million (USD 445 million). Large volumes for cars, high and heavy and non-containerised cargoes made a particular contribution to strengthening overall earnings in the most important trades.

Net financial expenses came to USD 5 million (USD 1 million). Adjusted for financial instruments, WW's financial expenses were extremely low in 2005 compared with the year before. Low interest costs and good results from financial management contributed to the good outcome.

In total, this gave the WW group a profit of USD 201 million before tax (USD 164 million).

The group reports a tax expenses for 2005 which reflects the effect of the introduction of new rules for taxing unrealised currency gains by companies in the Norwegian tonnage tax regime. One of the group's companies is moreover due to exit from this regime. The tax expense related to this withdrawal is reflected in the 2005 figure.

Pursuant to section 4, sub-section 5, reference section 3, sub-section 3a, of the Norwegian Accounting Act, confirmation is hereby provided that the annual accounts have been prepared under the assumption that the enterprise is a going concern.

CAPITAL AND FINANCE

A positive trend in stock markets and a relatively strong USD, contributed to a very good financial result.

Interest-bearing debt, including leasing obligations, increased by USD 373 million from 31 December 2004. New debt drawn down was primarily applied to financing the *Toledo* and *Toronto* newbuildings, refinancing the group's US operations and the acquisition of Unitor ASA in the summer of 2005. Unitor was delisted from the stock exchange on 20 January 2006.

The average level of interest rates rose during the year, with a consequent increase in total interest costs.

WW has established an interest hedging strategy, and makes active use of financial instruments to reduce the effect of rising rates on its net interest costs. The proportion of interest hedging remained stable during 2005, and was just over 40% at 31 December. This proportion will rise to about 50% in 2006 when existing interest hedge contracts with a delayed starting point become effective. The market value of interest hedge contracts at 31 December was about USD 5 million.

The group has long placed weight on having access to several sources of borrowing, and maintained its activity in the Norwegian certificate and bond market. The group has been given investment grade ratings BBB- to BBB by key players in this market, which reflects its solid financial position. WW currently has a bond portfolio with maturities varying up to 14 years. Outstanding certificates and bonds totalled about USD 350 million at 31 December (USD 218 million).

Liquid assets were USD 349 million at 31 December. Undrawn committed drawing



Helen Juell



Odd Rune Austgulen



Diderik Schnitler



Bettina Banoun

rights totalled USD 242 million, of which USD 70 million functions as backstop for existing certificates and bonds with a remaining term of less than 12 months to maturity.

Part of the group's surplus liquidity is managed through investment in shares and bonds and through interest and currency trading. About 50% of this portfolio is placed in shares, of which half are in Norway and the Nordic region and the rest in other countries. The upturn in stock and financial markets contributed to a return of USD 22.3 million on the portfolio under management in 2005.

Revenues and expenses in the group are largely denominated in USD. About 40% of expenses are incurred in other currencies, primarily EUR, NOK, SEK, JPY and KRW. Parts of this currency exposure are covered by hedge contracts.

In connection with the group's newbuilding programme, a long-term leasing agreement with a total financing limit of about USD 135 million has been concluded with Lloyds TSB Leasing Ltd in the UK. This contract covers the delivery of the first three car carriers, which are managed by Wilhelmsen Lines Car Carriers Ltd (WLCC) in the British port of Southampton. During the year, WLCC took in 15 vessels on bareboat or time charters from Wilhelmsen Lines Shipowning. All these ships are operated commercially by Wallenius Wilhelmsen Logistics (formerly Wallenius Wilhelmsen Lines).

The price of crude oil and bunkers remained at a high level in 2005, with the cost of bunkers in Rotterdam climbing from about USD 140 at 1 January to roughly USD 275 towards the end of the year. WW's bunkers exposure embraced 800 000 tonnes of fuel, of which almost 90% was hedged. Some 40% of this hedging was through contracts incorporating a bunker adjustment factor (BAF). The remainder was hedged through contracts in the market.

WW acquired 25% of Korea's Glovis logistics company in November 2004. Glovis implemented a very successful share issue at the end of December 2005 and secured a listing on the Korean Stock Exchange. Exposing the asset value in this company confirms that it has been a very good investment. The Glovis share price rose sharply in connection with the listing. After the issue, WW's interest in the company was reduced from 25% to 20%.

A total dividend of NOK 8 per share was paid by WW in 2005, spread over two payments. The company's policy is to pay dividend twice a year.

The group owned 3.2% of its own shares at 31 December, and the management is authorised to buy back up to 10% of the issued stock.

Allocation of profit (NOK mill)

The board's proposal for allocating the net profit for the year is as follows:

Parent company accounts	
Net profit	121
Dividend	(248)
Other equity	127
Total allocations	**(121)**

Distributable equity in the parent company totals just under NOK 1.6 billion.

Joint ventures in the shipping and logistics segments are shown by proportionate consolidation methode.

SHIPPING

The WW group ranks as one of the world's leading transporters of cars, high and heavy and non-containerised cargoes. Together with its Swedish partner, Wallenius Lines, WW controls just over 150 ships through joint ventures, or about 30% of the world's car carriers.

Results for shipping improved from 2004, which was also a very good year for the group. Net operating profit in 2005 came to USD 238 million (USD 183 million). Profit before taxes rose to USD 218 million (USD 156 million). Operating income was USD 1.3 billion (USD 1.1 billion).

This progress primarily reflected improved capacity utilisation in the most important trades, greater operational efficiency and a substantial reduction in net financial expenses.

Market developments

Car carrying

Global sales of vehicles rose by about 3.2% in 2005, to 63.5 million units, while global maritime transport of new cars and other light vehicles was up 6% to 10.3 million units.

Korean car exports increased by just under 9%. This progress in Korea made a substantial contribution to WW's good results for the year.

High and heavy

Following exceptionally high growth in 2004, global demand for construction and agricultural machinery is continuing to rise. A high level of activity in North America, strong demand from China and the build-up of production capacity for minerals in South America made particular contributions to this expansion. Demand for construction machinery is also good in new member countries of the European Union and in Russia.

NCC

Non-containerised cargo (NCC) is a collective term for many types of consignment, including production machinery, turbines, railway wagons, boats, cranes, raw rubber, steel products and paper reels.

cont on page 8

cont from page 7

As in 2004, demand for this type of cargo stayed strong during the year. There was a great need for all types of static mining equipment, railway wagons, and production machinery for steel and aluminium works and for oil-related production in resource-rich regions where production capacity for infrastructure is under development.

Shipping activities in WW

WW's car, ro-ro and project cargo activities are concentrated in the wholly-owned subsidiaries Wilhelmsen Lines Car Carriers (WLCC), Wilhelmsen Lines Shipowning (WLS) and Wilhelmsen Lines (WL). These fleets are primarily operated in commercial and operational terms through the joint ventures Wallenius Wilhelmsen Logistics (WWL – formerly Wallenius Wilhelmsen Lines, owned 50% by WW), EUKOR Car Carriers (owned 40% by WW) and American Roll-on Roll-off Carrier (ARC – owned 50% by WW).

WLS and **WL** controlled a fleet of 33 car and ro-ro carriers at 31 December, of which 12 are wholly owned, 13 owned 50% and eight held on long-term bareboat charters.

To secure new and modern tonnage for the joint ventures in which WW participates, the group and its partners are pursuing an extensive newbuilding programme. A total of 43 new car carriers are due to be delivered in 2006-09, including 11 for WW's account. Four of these 11 contracts were placed in 2005 – two at Mitsubishi Heavy Industries (MHI) in Japan and two at Daewoo Shipbuilding & Marine Engineering in Korea.

Three of the newbuildings will be held on long-term time charter by WLS.

Two newbuildings delivered in 2005 have been taken on long-term bareboat charter. They form part of WW's newbuilding programme at MHI. Including these vessels, the series embraces eight ships. One of these (*Torrens*) was delivered in 2004 and two (*Toledo* and *Toronto*) in 2005. The other five carriers in the series are due for delivery in 2006-08. They will sail for WWL.

WW reached agreement with Wallenius Lines in December on the purchase of two of the four extra-large car carriers ordered by the latter from Daewoo Shipbuilding & Marine Engineering. Able to carry up to 8 000 cars, these vessels will be delivered in 2008 and 2009, and will form part of the WWL fleet.

With a total fleet of roughly 60 ships, owned mainly by WW and Wallenius Lines, **WWL** ranks as one of the world's largest operators in carrying cars and other rolling cargo. WWL transports 1.5 million vehicles by sea and roughly three million by land. It also offers extensive services in addition to ocean transport, including logistics, terminals and land-based transport.

The result achieved by WWL for distribution among the partners in 2005 was on a par with the good result for 2004. This performance reflects high capacity utilisation for the fleet in the most important trades. High prices for bunkers and for chartered tonnage meant that the rise in income was offset to a considerable extent by increasing costs.

Technical management for WW's ships is largely provided by Barber Ship Management (BSM). All the vessels operated well in 2005, with minimal off-hire.

Korea's **EUKOR**, which operates a fleet of about 85 ships, achieved a good operating result in 2005. It shipped 3.1 million cars (RT43) in all, an increase in the order of 7% from 2004. All the vessels operated with full capacity utilisation and minimal off-hire. On the other hand, the tight tonnage position meant that the cost of chartered tonnage was high and operating expenses rose.

Hyundai Motor Company has opened a car plant in Alabama, which contributed to some reduction in car exports from Korea to the USA. However, this was more than offset by the growth in shipments from Hyundai and Kia in Korea to other regions as well as an increase in consignments of rolling cargo from other manufacturers.

BSM took over technical management of 11 EUKOR ships during 2005.

ARC increased its fleet in the course of 2005 from five to eight vessels and expanded its service to the Middle East. One of the ships was transferred from WW, while the other two came from WW's Swedish partner, Wallenius Lines. This fleet growth is in line with the WW group's strategy of increasing its operations in the USA.

After the award of four new licences, seven of ARC's eight vessels are included in the US maritime security programme.

Other shipping activities

Wilhelmsen Offshore & Chartering comprises **Sea Launch Logistics**, through which WW handles the transport of rockets and fuel from Ukraine to California, and **Express Offshore Transport** (owned 50% by WW). The latter was established in 2005 as a joint venture with Maersk-owned SvitzerWijsmuller. It began operations in February 2006.

The **Dockwise** heavy transport company (owned 21% by WW) is still doing well because of a high level of activity in the offshore market. It contributed a profit of USD 9.6 million (USD 7.8 million).

LOGISTICS

WW's logistics services are primarily offered and performed in support of the group's shipping activities. Transport solutions are provided to customers for rolling cargoes

cont on page 10



WW has ordered eight new car carriers from Mitsubishi Heavy Industries (MHI), including three delivered in 2004-05, two due for delivery in 2006 and the remainder scheduled for 2007-08. It takes about 10 months on average to build a ship from the start of steel-cutting. Alexander Maresca (right), WW's site manager at the Japanese yard, chats with Yasuhiro Hidaka, project manager for MHI.

Toledo *(below) was delivered in 2005 and named in Sydney, Australia.*













cont from page 8

such as cars and mining, construction and agricultural machinery. The service covers door-to-door deliveries from factory to dealer, including management of the whole supply chain.

The group's involvement in logistics is primarily pursued through ownership of the operating companies.

WW has strengthened its position as a logistics provider in recent years, in part through the acquisition of interests in Korea's Glovis (owned 20% by WW), France's Compagnie d'Affrètement et de Transport SA (CAT – owned 40% by WWL), and American Auto Logistics and American Logistics Network (both owned 50% by WW). Through WWL, WW also has interests in WWL Vehicle Services Americas, formerly Distribution and Auto Service (owned 50% by WWL), as well as terminals and vehicle processing centres.

With the exception of CAT, WW's logistics activities delivered results in line with or above expectations in 2005.

CAT produced a very weak result because of reduced transport volumes for Renault and higher-than-expected costs. During the third quarter, WW wrote down the book value of this company by USD 14 million. The Further measures have been adopted by CAT, and these are expected to have an effect in 2006. Among other moves, discussions are under way with the company's principal customer and lenders. Internal steps have also been taken to taken to reduce costs and improve productivity.

Net operating profit for the logistics segment in 2005 was USD 15 million (USD 22 million). Operating income came to USD 531 million (USD 526 million), while pre-tax profit was USD 10 million (USD 14 million).

Market developments

The market for logistics is expanding in line with the development of the car market. The logistics market is fragmented, and consists of players who offer a broad range of services. Some perform specific assignments in the transport chain from factory to dealer, such as land, barge, short-/long-sea and train freight. Certain players expand the product range to embrace several transport methods and/or management of complete transport chains. WWL is an example of this last category.

During 2005, WWL secured a number of logistics contracts from car and ro-ro customers. These make the company responsible for outbound logistics from factory to dealer. WWL is expected to win several more assignments of this kind in 2006.

WW's logistics operations

WWL pursues substantial logistics activities in Europe, North America, Asia and Oceania, and annually transports some 1.5 million vehicles by sea and three million on land. The network of logistics companies will be further developed in coming years. WWL will develop its global network in line with customer requirements, allowing the company to offer its logistics solutions on a global basis. Weight will also be given to the logistics network's ability to manage global door-to-door transport chains which incorporate maritime shipments.

Korea's **Glovis** logistics company has close ties with EUKOR's principal customers, Hyundai Motor Company and Kia Motors Corporation. Both are expanding vigorously, with sales rising strongly and car plants being established in Europe and North America. Glovis is also expected to grow substantially, primarily outside Korea. The company buys in freight services from sub-contractors and manages the whole transport chain from factory to customer, both for finished cars and for components used in manufacturing/after-sales.

AAL and **ALN** manage logistics activities relating to private removals and vehicle

cont on page 13



ALEXANDER MARESCA
SITE MANAGER
WILHELMSEN MARINE CONSULTANTS
(FORMERLY BARBER MARINE CONSULTANTS)

Alexander Maresca from Dornach in Switzerland is site manager for six newbuildings at the Mitsubishi Heavy Industries (MHI) yard in Nagasaki, Japan. He joined WW in 1966 as a ship's boy and became a permanent employee in 1972. Maresca graduated from Tønsberg Nautical College in Norway. In addition to a long career at sea, he has worked on or been responsible for 13 newbuildings – including the six at MHI.

The tonnage position for car and ro-ro carriers is tight. "To serve WW's customers and their future requirements, we need to develop and build new ships," reports Alexander Maresca.

WW and its partners Wallenius Lines, EUKOR and American Roll-on Roll-off Carrier operated 153 car carriers or one-third of the world's fleet of such vessels in late 2005. To meet the existing shortage of capacity and future requirements, WW, Wallenius Lines and EUKOR have a further 43 vessels on order.

A total of six MHI carriers are being constructed under Maresca's supervision in Japan. *Torrens* was delivered in 2004, followed by *Toledo* and *Toronto* in 2005. Another two ships will be delivered in 2006 and the last is due in 2007. WW has also ordered two additional car carriers from MHI for delivery in 2008-09.

"Cargo capacity on the new vessels is unique," says Maresca. "Four of the 12 decks are moveable, so that their height can be adjusted to the cargo. And Wilhelmsen Marine Consultants (WMC, formerly Barber Marine Consultants), which is WW's own naval architect, has made other improvements. Capacity for cars and other heavy cargo has been increased, manoeuvring cargo on deck is easier and loading/discharging operations have been optimised to minimise port time."

In cooperation with MHI, WMS has also incorporated a number of environment-friendly advances in these carriers. The bunkers tanks are positioned to ensure maximum protection against damage, for instance, reducing the chance of oil leaks. A stator fin has been positioned behind the propeller to gather energy from the latter along the ship's direction of travel. Combined with an optimised underwater hull, this helps to reduce bunkers consumption.

"These innovations are important both for the environment and for economics," Maresca notes, and says he is looking forward to the delivery of two carriers this year.

"Three of the six vessels I've been responsible for are named and in full operation. The naming ceremony is an important milestone for me, not only because we've delivered a ship in cooperation with MHI but also because I know that these vessels start serving WW's customers immediately. Without efficient ships, we won't be able to confirm and strengthen our position as the leading global supplier of maritime services."



SUNGHO PARK
SENIOR VICE PRESIDENT
HEAD OF BUSINESS OPERATIONS
EUKOR CAR CARRIERS

Sungho Park from Seoul in Korea is head of business operations at EUKOR, including optimisation and globalisation of this company's activities as well as continuous development of its customer relations. He was with the Hyundai group from 1982, and joined EUKOR in 2003.

EUKOR transported 3.1 million cars (RT 53, see page 107 for definition) in 2005, primarily from Hyundai and Kia and mainly to the USA and Europe. That corresponds to 17-18% of the market. Exports are rising to countries in the Middle East as well as to Brazil, Russia, India and China (known as the BRIC nations). EUKOR also benefits from steadily rising cargo volumes from Europe to the Middle East and Asia, including China.

The company's fleet comprises 85 ships. "That's got to be increased to service growing car exports," reports Park, and adds that EUKOR has just over 20 new vessels on order.

Despite very good results in 2005, he believes that cost consciousness is necessary.

"We're dependent on chartering additional tonnage. High bunkers prices also boost our operating expenses. To cut costs even further, we'll continue rationalising our operations in 2006 – partly by optimising routes and standardising processes."

One measure being implemented to limit costs is close cooperation with Wallenius Wilhelmsen Logistics. A joint project team is now looking at ways of utilising tonnage held by both companies to benefit the customer and at how cargo can be allocated efficiently.

EUKOR has 10 offices, including the Seoul headquarters, and roughly 200 employees worldwide.

"Although we have a global organisation, it's important for us to be part of a larger network with WW and Wallenius Lines," says Park. "These companies possess substantial maritime expertise. In addition to benefiting from their operational experience, we also use the services and products available from the WW group – including shipbuilding, crewing and port services."

He believes that the route to further success lies through good and close customer relations. "Such relationships are our strength. Everything we do must be based on customer requirements, and our employees must constantly ask themselves: 'what have I done for our customers today?'. As head of business operations, I'll be working to improve customer relations and collaboration even further in 2006."


EUKOR

EUKOR carries 3.1 million cars (RT43) annually, mainly from Hyundai and Kia in Korea. The primary destinations for the company's 85 vessels are the USA and Europe.

cont from page 10

transport for American military personnel and government officials. About 70 000 vehicles are shipped every year.

MARITIME SERVICES

Wilhelmsen Maritime Services (WMS) was established on 1 January 2005. Its object is to be an innovator and pioneer in the maritime service sector.

WMS has the world's largest maritime network, covering more than 2 200 ports and 116 countries. It has divided the planet into eight regions, with regional head offices in Oslo, Rotterdam, Genoa, Piraeus, Dubai, Singapore, Shanghai and Houston.

Underlying operations in WMS are good and results were in line with expectations. The company made a net operating loss of USD 10 million in 2005 compared with a profit of USD 20 million 2004. This loss relates to USD 28 million in provisions for restructuring costs in the third quarter. Operating income for 2005 totalled USD 339 million (USD 138 million). The pre-tax loss was USD 10 million, compared with a profit of USD 21 million in 2004.

Unitor was acquired by WW in 2005, and its activities have been incorporated in WMS. This acquisition accords with WW's strategy of continuing to develop WMS into the leading global player in the maritime service industry. Unitor complements the range of services provided by WMS and considerably expands the latter's potential customer base.

WW resolved on 2 January 2006 to implement a compulsorily buy-out of the remaining minority shareholders in Unitor, which was listed on the Oslo Stock Exchange for the last time on 20 January.

The integration process mentioned above aims to realise substantial synergies. These are expected to yield annual gains of more than USD 30 million. Integrating WMS and Unitor in a new umbrella organisation with a regional structure resulted in workforce downsizing during 2005. Plans also call for efficiency gains to be achieved through increased sales of products, improved utilisation of the global network and integration of information technology and accounting systems. The synergy gains are expected to take full effect in 2007, but roughly half the amount is likely to be achieved in 2006.

Market developments

Solid growth has characterised the market for maritime services. The world fleet is expanding, and high earnings in the shipping business also means increased sales in every region.

The market for the Barwil Unitor Ships Service business area was characterised in 2005 by a very high level of activity, with volumes and sales increasing by up to 20% in certain product areas and regions. Taken together, this contributed to a better result than in 2004.

Strong competition and pressure on margins are making their mark on the ship management business area. The market remains very fragmented, despite the consolidation of larger players. Annual growth of 7% is forecast in the market for outsourcing ship management. Demand for qualified seafarers is strong. Customers are looking for long-term cost-efficient frame contracts to safeguard against frequent changes of management. Attention is also focused on expertise development in response to a number of demands by the industry and the authorities.

Operations focused on shipyards were also characterised by a good market and a high level of activity. Prospects for 2006 are promising because of a large number of enquiries concerning both newbuildings and conversions.

WW's maritime service range

Barwil, the world's largest port agency chain, is now integrated with Unitor in the **Barwil Unitor Ships Services** business area. A total of 51 000 ship calls and 175 000 deliveries to 16 400 ships were handled through a network covering more than 2 200 ports. Good growth primarily reflects the introduction of new products and services and the expansion of the world fleet. Sales to existing customers also grew well. The number of orders rose from 150 000 to 175 000. All eight regions in the

cont on page 35



AMMAL ELEYA
QA AND HR DEVELOPMENT MANAGER
BARWIL UNITOR SHIPS SERVICE
WILHELMSEN MARITIME SERVICES

Ammal Eleya from Alexandria in Egypt is responsible for human resources and quality assurance in her local Barwil office. This puts her in charge of employees, including personal development to the benefit of both individuals and company. She is also helping to ensure that the offices in the Middle East/Black Sea region get ISO certification in 2005-06. Eleya has been with WW since 1997.

Innovation and learning are prioritised core values in the WW group, which invests in human capital through the WW Academy.

Ammal Eleya says she gained a better understanding of the group's business activities after participating in a shipping course organised by the academy.

"With the aid of in-house resources, we gained detailed knowledge of the shipping sector in which WW is involved," she says. "Using examples from its history gave the course a 'personal' slant which external programmes can't supply."

The WW Academy is unique because of its global scope and cultural diversity. Its academic programme is supplemented by social activities to build cross-national relationships, develop multicultural understanding and not least boost knowledge about various business areas in the group.

"This allowed me to become acquainted with colleagues from various companies in the group," says Eleya. "It gave me a better appreciation of the range of services and products we represent."

She adds that the WW Academy also provides a golden opportunity to increase understanding of the cultural diversity in the group. By allowing people from different parts of the world to meet and learn together, it creates something new which can in turn benefit customers.

Once participants are back at work after the course, WW wants to see specific changes in their behaviour and results from the lessons learnt.

"Although I don't directly use shipping expertise in my daily job, the course has taught me more about the industry to which we belong," Eleya says. "As quality assurance manager, it's also given me better understanding of the requirements customers might express."

The WW Academy offers courses directed at various groups of employees, depending on how long they have been involved in shipping, where they are in their career, and what job they do. In addition to a basic shipping course, employees can learn about sales, project and process management, safety and leadership.

Since its launch in 1999, the academy has schooled many hundreds of employees in WW and its wholly-owned subsidiaries. The aim is to provide courses for about 500 people during 2006.


TAMPERE

The WW Academy is the WW group's strategic education centre. These pictures are from the shipping course in Singapore during November 2005 and a visit to Tampere.

cont from page 13

global Barber Unitor Ships Service network increased their sales. The biggest growth was in east Asia and Oceania.

Barber Ship Management (BSM), one of the largest players in the market for ship crewing and management, provides maritime personnel to about 300 vessels and has full technical management for about half of these. The number of management contracts has increased.

Results in BSM are reduced primarily by pressure on margins, particularly in the tanker and gas carrier segment. New management contracts and more customers contributed to a growth of 19% for the group. The goal is to expand by a further 10% in 2006.

In order to meet stiff future competition over qualified maritime personnel, BSM gives priority to facilitating a career for seafarers and to ensuring that seagoing employees feel an attachment to WW's organisation. BSM's international maritime training centre in Mumbai, India, will play an important role in future. Since it started work five years ago, this centre has issued 3 600 certificates and educated some 4 500 students.

Unitor Marine Safety, which supplies safety systems and products for newbuildings and vessel conversions, experienced 40% growth. This reflects strong activity in Korea, China and Singapore. The order backlog grew by 85% from 2004.

TI Marine Contracting, a pioneer in cryogenic (low temperature) gas tank insulation, currently has just over 70% of the insulation market for large liquefied petroleum gas carriers. Insulation of liquefied natural gas piping at land-based terminals is a new priority area.

Barber Marine Consultants, WW's technical and maritime knowledge centre, changed its name in April 2006 to Wilhelmsen Marine Consultants (WMC). This company assists shipping companies with ship design and drawing packages through to classification drawings. Services relating to health, safety and the environment were demerged as a separate WMS-owned company.

Wilhelmsen Bunkers achieved very good results in 2005. This company ranks as one of Europe's leading bunkers brokers, and offers broking and sale of bunkers. It also facilitates long-term bunkers contracts. Wilhelmsen Bunkers managed to expand its volume to about five million tonnes of bunkers oil in 2005.

The WW group's insurance expertise is concentrated in **Wilhelmsen Insurance Services** (WIS), a wholly-owned WW subsidiary. This company was approved as an insurance broker in 2005 by the Financial Supervisory Authority of Norway. WIS recorded no major claims of significance in 2005. A good deal of legal work is still under way in the wake of the total loss of Tricolor, which was hit by container carrier Kariba and sank in the English Channel in December 2002. A New York court found Kariba liable for all cargo claims in January 2006. The issue of culpability still remains to be tested in court, with the case due to come up at Antwerp in Belgium. Cooperation with Smit Salvage on removing the wreck was completed at the end of 2004 and formally terminated in 2005.

Other WMS activities

WMS sold its 82.5% holding in software supplier BASS to the management of this company in the fourth quarter of 2005.

Unitor concluded an exclusive agreement in late 2005 on a possible sale of the shares in TeamTec AS to a consortium comprising the management team headed by president Erling Holm, TeamTec Holding AS and Four Seasons Private Equity AS. The final contract was signed on 20 January 2006.

WORKING ENVIRONMENT AND EQUAL OPPORTUNITIES

The group's three working environment committees in wholly-owned subsidiaries were merged into a single body with effect from 1 January. This committee held five meetings during the year and was actively involved in the reorganisation which followed the acquisition of Unitor.

Five meetings were held during 2005 by the executive committee for industrial democracy in foreign trade shipping, on which the employees are represented.

WW is concerned to develop a good and inspiring working environment both at sea and on land. The group actively pursues training and organisational development. Job reviews and climate surveys to measure job satisfaction among employees are conducted regularly.

The WW Academy, the group's strategic education centre, tailors learning and development measures for employees. Since this organisation was launched in 1999, several hundred personnel have taken its courses. The goal for 2006 is to provide programmes for about 500 employees and to expand the target group to include partly-owned companies in the WW group.

In addition, the WW Academy helps to give group personnel a shared understanding of the WW vision and its base values: customer-centred, empowerment, learning and innovation, stewardship, and teaming and collaboration.

WW wants to be an attractive place to work for both women and men. No gender-based discrimination is permitted on such matters

cont on page 16




WALLENIUS

cont from page 15

as pay, promotion and recruitment. Because of the nature of its business and requirements for expertise, however, the group has nevertheless been compelled in a number of cases to draw on a recruitment base where women and men are unequally represented.

Working hours in the company are gender-independent. When supporting the development of individual expertise, men and women are assessed on equal terms.

The group had 574 employees in Norway at 31 December, of whom 37% are female. The proportion of women in senior positions continues to rise. WW ASA has two female directors.

WW practised a system for performance-related bonuses in the group for the fourth year in a row. This is one of several instruments for focusing on the group's strategies, in which innovation, motivation and profitability are key elements.

Average sickness absence at head office in 2.08% (2.62%). No accidents or injuries to land-based employees were reported during the period.

THE ENVIRONMENT

Regulations for international maritime activities are provided by the UN's International Maritime Organisation (IMO). The WW group influences this agency's environmental work through active contact with the international organisations, shipping associations and national government bodies represented on the IMO. WW supports international regulation in preference to the growth of regional and national requirements.

Working actively on preventive maintenance is important for WW. Studies concerning the environmental impact of the group's operations are carried out regularly in order to identify measures which can reduce negative effects.

Barwil Ship Management and Unitor Chemicals are certified to the ISO 14001 environmental management standard, which helps to ensure continuous improvement and supervision of work in this area. Under the standard, WW is required to stay updated on all environmental requirements in the industry and to pursue its activities within specified limits.

Research and technological development are essential for appropriate and cost-effective solutions. WW maintains good contacts with research institutions and specialists nationally and internationally. Technological development of environment-related products will continue in 2006.

Work on emergency response to pollution incidents includes training, preventive measures, crisis management and regular exercises.

Maritime transport is an environment-friendly mode of transport in terms of energy consumption per cargo volume transported and distance travelled. However, a ship consumes a lot of energy and thereby generates environmentally-harmful emissions and discharges. Where possible, the WW group is working to reduce energy consumption and harmful emissions/discharges. It seeks to ensure that new ships ordered consume less energy than existing vessels.

The WW newbuildings under construction in Japan consume significantly less bunkers than earlier ships. Cargo loading has also been improved. This yields good transport economics as well as a substantial environmental gain. Improved protection of the bunkers tanks reduces the threat of oil leaks in the event of accidents. These carriers are equipped with electronic charts for better and safer navigation.

In cooperation with its partners in WWL and EUKOR, WW has a strong focus on reducing emissions of sulphurous exhaust fumes from ship propulsion machinery. This has been a priority target since WWL was created in 1999. The IMO has regulated the sulphur content of marine fuel oil to a maximum of 4.5%. That standard will be tightened in 2006 to 1.5% in the Baltic area, with the North Sea due to follow in 2007. The average sulphur content in bunkers used by the WW fleet in 2005 was 1.72%. Using low-sulphur bunkers is the simplest way to reduce emissions of sulphurous fumes, but availability of this type of oil is poor and its price is higher than conventional fuel. Its use also presents technical and operational challenges.

The IMO requires the use of tin-free antifouling from 2008. All ships in the WW fleet are already coated in this way to prevent marine growth on their hulls below the waterline. WW is involved in a Norwegian research project on alternative antifoulings.

Unitor Chemicals is certified to ISO 14001. This certification includes product development, which means that the end user of chemical products which could have a negative impact on health or the environment must assess whether alternatives are available which reduce the risk of such effects. If so, the alternative must be preferred providing this is possible without unreasonable expense or inconvenience. Unitor Chemicals has consequently adopted a principle that all new environmentally-adapted products must be at least as cost-effective as the existing alternatives. This is the only way to ensure that these products are taken up and thereby have a genuinely positive impact on the environment. One example is the commitment over many years to developing water-based

cont on page 20



Together with the Torvald Klaveness Group and the Norwegian Refugee Council, WW has contributed to the rebuilding of two tsunami-hit schools in Indonesia's Aceh province. These pictures show the laying of the foundation stone, building work, the temporary tents, and the opening of the schools in October 2005. Bjørn P Karlsson laid the foundation stone while Bjørn Tønsberg performed the opening on behalf of WW. Karlsson and Tønsberg are pictured bottom right with other partners in the project.



BJØRN P KARLSSON
WW'S REPRESENTATIVE IN INDONESIA
BARWIL UNITOR SHIPS SERVICE
WILHELMSEN MARITIME SERVICES

Bjørn P Karlsson from Gothenburg in Sweden is responsible for Barwil's operations in Indonesia, embracing 15 offices and 160 employees. He joined Norwegian Specialized Auto Carriers (NOSAC) in 1995, and this company was acquired by WW the following year. Karlsson stayed with Wilhelmsen Lines before joining Barwil – now part of Wilhelmsen Maritime Services – in 1999.

WW regards its social responsibility as spanning a number of areas, including the natural environment, social issues relating to its own employees, business ethics and social value creation. In addition, it feels a responsibility for supporting various kinds of humanitarian and voluntary organisations which make an extra commitment for various social groups.

As an example, the group joined forces in 2005 with the Torvald Klaveness Group and the Norwegian Refugee Council to help rebuild two schools hit by the Asian tsunami in Indonesia's Aceh province.

"I've been fortunate enough to follow this project from the outset," says Bjørn Karlsson, who has been responsible for the work at WW. "When we asked what we could do to help Aceh province, the answer was unambiguous: 'we need schools'. So schools it was."

This was the first building project approved by the Indonesian authorities after the huge damage caused by the tsunami in this region, and the schools were completed within four months.

"One of the most memorable moments for me was undoubtedly laying the foundation stone," recalls Karlsson.

"It's important for an international company to show that it cares. The schools project shows that we accept a responsibility. It shows that we work in a company which both has and demonstrates a broad involvement in the local communities in which we're represented. And it shows that the values and standards on which our group is based also find clear expression in actual action."

The schools opened on 13 October 2005. "That was a fantastic day," Karlsson says. "I was at the official ceremony together with other representatives for WW, Torvald Klaveness, our local partner, the Refugee Council and the Norwegian embassy. Two hundred children could finally move from temporary tents to the new buildings. There were a lot of happy faces.

"In addition to making an important contribution to tsunami victims in Aceh, the schools project also played an important role for the employees. We feel proud of working for a company which involves itself actively in helping people who're having a difficult time for various reasons."

cont from page 18
environmentally-adapted cleaning and degreasing agents to replace strong solvents.

All the chemicals in Unitor's product range meet the new standards in the EU's regulations for washing and cleaning products, which were introduced in October 2005. Intended to provide better protection for health and the environment, these rules set stricter standards for labelling and biodegradability.

For further details, see WW's separate environmental report.

SECURITY

New demands and increased expectations for security management have been imposed on international companies by a global worsening in the threats they face. To improve emergency response in WW, planning began in 2005 to prevent serious criminal activity directed at the group. The goal is to protect its employees, assets and business interests.

Security preparedness on the ships is based on the International Ship and Port Facility Security code and the Safety of Life at Sea (SOLAS) convention. WW's operating systems at sea and on land satisfy international requirements and have been subject to the necessary certification processes.

SOCIAL RESPONSIBILITY

The WW group's most important contribution to accepting social responsibility is to conduct it's a good commercial business. It is concerned to contribute to sustainable development, which is partly reflected through its commitment to the development of employee expertise via the WW Academy.

To strengthen WW's work on the environment, an agreement has been concluded with Norway's Bellona foundation which will ensure that the group focuses on important environmental areas.

The WW group is also actively involved in various local communities. One example is its collaboration with the Torvald Klaveness Group and the Norwegian Refugee Council to rebuild two tsunami-hit schools in Indonesia's Aceh province.

PROSPECTS

WW will continue to concentrate on industrial shipping and maritime services. To secure and safeguard its position as one of the three largest players in its markets, the aim is to pursue further development of:

- an efficient global organisation
- new products and expertise
- market synergies and cross sales.

Continued growth is expected in all cargo categories during 2006. The fleet structure in its operating companies means that WW is particularly well placed to take advantage of the growth in car, ro-ro and project cargoes. The expansion in volumes from Asia is expected to persist. Korean car manufacturers are experiencing substantial export growth, and WW is taking a large slice of this increase through Korea's EUKOR.

The tonnage position is expected to be tight in 2006, with a high level of utilisation for the world's car carriers. Pursuing an active fleet renewal programme is therefore important for WW, both to maintain existing capacity and to secure its share of the growth.

WW is making a strategic and long-term commitment to logistics because this activity will play an important future role in supporting the group's shipping operations. The logistics business will be pursued through operating companies in close contact with the largest car and ro-ro customers.

A substantial build-up in WWL's logistics network is expected in coming years, so that the company is fully equipped to deliver door-to-door services to its most important customers on a global basis. Growth is expected to occur in Asia and eastern Europe.

Glovis is expected to continuing its strong expansion as a result of the growth at Hyundai and Kia.

When WMS has completed its restructuring in the wake of the Unitor acquisition, a good foundation will have been laid for increased earnings. The work of securing synergies and creating a more efficient organisation began in 2005 and will continue into 2006. Synergy gains are expected to yield their full effect in 2007, while about half of them are due to be phased in during 2006.

The value of bunkers hedging was USD 50 million at 31 December 2005. This hedging will expire in 2006, with a correspondingly negative effect on the accounts. Active efforts are being devoted to alternative strategies for hedging bunkers in future, and to other responses to the rising cost of bunkers.

Combined with high earnings from shipping, WW is committed to strong growth in other business activities such as logistics and maritime services. This will give the group a broader and more robust commercial foundation.

The board of WW puts its faith in the Norwegian government and the industry policy enshrined in its declaration on taking office in the autumn of 2005, and hopes that the political authorities will have the good sense to see that shipping companies in Norway need competitive terms which are comparable to those enjoyed by their competitors in the EU. This will be crucial for the opportunity to pursue shipping operations of any scale from Norway in the future.

WW expects its net operating profit for 2006, with ordinary financial items, to be on a par with the year before.

Lysaker, 13 March 2006
The board of directors of Wilh. Wilhelmsen ASA

Wilhelm Wilhelmsen chair	Leif T Løddesøl deputy chair	Helen Juell	Odd Rune Austgulen	Bettina Banoun	Diderik Schnitler	Ingar Skaug group CEO

ACCOUNTS

INCOME STATEMENT
WILH. WILHELMSEN GROUP

USD mill

	Note	2005	2004
Operating income			
Freight revenue		239	229
Other operating revenue	3	338	147
Share of profits from associates and joint ventures	14	104	66
Gain on sale of assets	3	10	3
Total operating income		**690**	**445**
Operating expenses			
Voyage expenses		(3)	(3)
Vessel expenses	3	(35)	(31)
Charter expenses		(5)	(9)
Material cost		(104)	
Wages and remunerations	2	(188)	(118)
Other expenses	3	(94)	(64)
Depreciation and amortisation	5	(56)	(57)
Total operating expenses		**(485)**	**(282)**
Net operating profit		**206**	**163**
Financials			
Financial income	3	72	19
Financial expenses	3	(36)	(18)
Financial instruments	3	(41)	
Net financial		**(5)**	**1**
Profit / (loss) before tax		**201**	**164**
Tax	4	(10)	7
Profit / (loss) for the period		**191**	**171**
Of which: minority interests		**3**	**3**
: majority interest		**188**	**168**
Earnings per share (USD)		3.91	3.51
Diluted earnings per share (USD)		3.92	3.52

Restatement of 2004 figures due to change in consolidation method for 29 entities in Maritime Services segment (Barwil) - separate explanatory sheet presented.

INCOME STATEMENT GROUP
ACCORDING TO ACCOUNTING STANDARDS GENERALLY ACCEPTED IN NORWAY

USD mill

	Note	2004	2003
Operating income			
Gross revenue vessels		746	641
Voyage-related expenses		(375)	(335)
Voyage-related income on T/C basis		**371**	**306**
Other operating revenue		335	325
Total operating income		**706**	**631**
Operating expenses			
Wages and remuneration		(158)	(138)
Depreciation		(73)	(73)
Write-down on fixed assets			(2)
Other operating expenses		(364)	(346)
Total operating expenses		**(595)**	**(559)**
Net operating income		**111**	**72**
Net income from associates		47	14
Profit/(loss) after associates		**158**	**86**
Financial income and expenses			
Financial income		19	23
Financial expenses		(23)	(24)
Net financial items		**(4)**	**(1)**
Profit/(loss) before taxes		**154**	**85**
Taxes		1	(7)
Net profit/(loss)	**20**	**155**	**78**
Of this minority interests			
Earnings per share (USD)		3.23	1.62
Diluted earnings per share (USD)		3.23	1.62

BALANCE SHEET
WILH. WILHELMSEN GROUP

USD mill	Note	31.12.05	31.12.04
Fixed assets			
Deferred tax asset	4	56	22
Goodwill and intangible assets	5	155	25
Vessels, property, fixtures	5	842	701
Pension assets	12	5	5
Investments in associates	6/14	512	424
Other long-term assets	9	73	63
Total fixed assets		**1 644**	**1 239**
Current assets			
Other current assets	9	197	94
Inventory	1	73	
Short-term financial investments	8	164	121
Cash and bank deposits	10	185	143
Total current assets		**619**	**357**
Total assets		**2 263**	**1 596**
Equity			
Paid-in capital	11	125	125
Retained earnings	11	702	607
Minority interests	11	6	4
Total equity		**834**	**736**
Provisions for liabilities			
Pension liabilities	12	71	70
Deferred tax	4	43	11
Total provision for liabilities		**113**	**81**
Long-term liabilities			
Long-term interest-bearing debt	13	758	544
Other long-term liabilities		50	10
Total long-term liabilities		**808**	**554**
Current liabilities			
Tax payable	4	3	1
Public duties payable		14	14
Other current liabilities	9/13	491	210
Total current liabilities		**508**	**225**
Total equity and liabilities		**2 263**	**1 596**

Lysaker 13 March 2006

Wilhelm Wilhelmsen	Leif T Løddesøl	Helen Juell	Odd Rune Austgulen	Bettina Banoun	Diderik Schnitler	Ingar Skaug
chair	deputy chair					group chief executive

CASH FLOW STATEMENT WILH. WILHELMSEN GROUP

USD mill	2005	2004
Cash flow from operating activities		
Income before taxes	201	164
Taxes paid in the period	(3)	(7)
Loss/(gain) on sale of fixed assets	(10)	
Depreciation and write-down	56	57
Changes in market value - trading portfolio	(40)	(54)
Share of net result from associates	(49)	(34)
Changes in receivables/liabilities/bunkers	(24)	(13)
Change in inventories	0	
Difference expensed pension and premium paid	(2)	3
Change in other periodic accruals	30	28
Net cash provided by/(used in) operating activities	**159**	**144**
Cash flow from investing activities		
Proceeds from sale of fixed assets	89	5
Investments in fixed assets and goodwill	(181)	(114)
Investments in subsidiaries and other companies	(240)	(100)
Changes in other investments	(10)	2
Net cash flow provided by/(used in) investing activities	**(342)**	**(207)**
Cash flow from financing activities		
Proceeds from issuance of debt	374	175
Repayment of debt	(93)	(85)
Purchase own shares		(2)
Dividends paid	(58)	(36)
Net cash flow provided by/(used in) financing activities	**223**	**52**
Net increase/(decrease) in cash and cash equivalents	**40**	**(11)**
Cash and cash equivalents at 01.01	143	151
Cash and cash equivalents at 31.12	**183**	**140**
Restricted bank deposits at 31.12		
Payroll tax withholding account	2	3
Total cash and cash equivalents at 31.12	**185**	**143**

EQUITY
WILH. WILHELMSEN GROUP

USD mill	Share capital	Own shares	Total paid-in capital	Other reserves	Retained earnings	Minority interests	Total equity
	Attributable to equity holders of the Company						
Balance at 01.01.2004	**130**	**(5)**	**125**		**480**	**1**	**606**
Current year's change in equity:							
Currency translation adjustments					(3)		(3)
Acquisition of own shares		(1)	(1)		(2)		(3)
Dividends to shareholders, paid					(36)		(36)
Options, employees		1	1				1
Net income					168	3	171
Balance at 31.12.2004	**130**	**(5)**	**125**		**607**	**4**	**736**

Own shares represented 3.4 per cent of the share capital in nominal value at 31 December 2004..

USD mill	Share capital	Own shares	Total paid-in capital	Other reserves	Retained earnings	Minority interests	Total equity
	Attributable to equity holders of the Company						
Balance at 31.12.2004	**130**	**(5)**	**125**		**607**	**4**	**736**
01.01.05 Implementation effect of IAS 39					1		1
Current year's change in equity:							
Valuation of financial instruments				2			2
Currency translation adjustments					(41)		(41)
Dividends to shareholders, paid					(58)		(58)
Options, employees					3		3
Net income					189	3	191
Balance at 31.12.2005	**130**	**(5)**	**125**	**2**	**702**	**6**	**834**

Own shares represented 3.2 per cent of the share capital in nominal value at 31 December 2005.

Dividend paid in 2004 was NOK 1 per share in May and NOK 4 per share in October. The 2005 payments were NOK 4 per share in May and NOK 4 per share in November. The proposed dividend for fiscal 2005 is NOK 5 per share, payable in May. A decision on this proposal will be taken by the annual general meeting on 4 May 2006. Suggested dividend is not included in the year end balance sheet.

ACCOUNTING PRINCIPLES
WILH. WILHELMSEN GROUP

Wilh. Wilhelmsen ASA (the company) is domiciled in Norway. The company's consolidated accounts for fiscal 2005 embrace the company and its subsidiaries (referred to collectively as the group) and the group's share of associated companies and joint ventures.

The annual accounts were adopted by the board of directors on 13 March 2006.

BASIC PRINCIPLES

The consolidated accounts have been prepared in accordance with the International Financial Reporting Standards (IFRS), as specified by the European Union. These are the group's first consolidated accounts under the IFRS, and IFRS 1 has been followed.

Note 20 specifies the impact of the conversion to IFRS on the group's financial position, financial results and cash flows.

The group accounts are presented in US dollars (USD), rounded off the nearest whole million. This is because the bulk of transactions in the group's international operations are denominated in USD. In addition, the bulk of the group's financing is in USD and the required rate of return is stated in this currency.

The consolidated accounts have been prepared under the historical cost convention as modified by the revaluation of financial assets and liabilities (including financial derivatives) at fair value through the income statement.

Preparing financial statements in conformity with International Financial Reporting Standards requires the management to make use of estimates and assumptions which affect the application of the accounting principles and the reported amounts of assets and liabilities, revenues and expenses. Estimates and associated assumptions are based on historical experience and other factors regarded as reasonable in the circumstances. These calculations form the basis for assessing the capitalised value of assets and liabilities which do not find clear expression from other sources. The actual result can vary from these estimates. Areas which contain a number of these assessments or are complex, or areas where assumptions and estimates are significant for the consolidated accounts, are described in more detail below in the section on important accounting estimates and assumptions.

The accounting principles outlined below have been applied consistently for all the periods presented in the consolidated accounts, and in the IFRS opening balance sheet at 1 January 2004 prepared in connection with the conversion to the IFRS.

CONSOLIDATION PRINCIPLES

SUBSIDIARIES

Subsidiaries are all entities over which the group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than half of the voting rights. Subsidiaries are consolidated from the date on which control is transferred to the group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued, liabilities incurred or assumed at the date of exchange, and costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value at the date of acquisition, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the group's share of net identifiable assets in the subsidiary is capitalised as goodwill.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated.

ASSOCIATES AND JOINT VENTURES

Associates and joint ventures are entities over which the group has significant influence or joint control respectively but does not control alone. Significant influence generally accompanies investments where the group has 20-50% of the voting rights. Investments in associates and joint ventures are accounted for by the equity method. Such investments are recognised at the date of acquisition at their acquisition cost, including possible goodwill.

The group's share of the income statement in associates and joint ventures is recognised in the income statement, and is added to the capitalised value of the investments together with its share of its share of equity movements not recognised in the income statement.

Unrealised gains on transactions between the group and its associates/joint ventures are eliminated.

MINORITY INTERESTS

Minority interests have been disclosed separately from the consolidated shareholders' equity and liabilities.

SEGMENT REPORTING

A business segment is a part of the business engaged in providing services or products which are subject to risks and returns that differ from those of other business segments. A geographical segment is engaged in providing products or services within a particular geographical area which is subject to risks and returns that differ from those of segments operating in other geographical markets.

The shipping segment offers a global service covering major global trade routes and ports. Revenue is allocated to geographical segments on the basis of the cargo's loading port. The group does not provide other data broken down geographically apart from revenue, since the reliability measurement criterion cannot be met.

The group has three business segments;

SHIPPING
This segment is engaged in deepsea transport of cars, roll-on roll-off cargo and project cargo. It's main customers are global car manufacturers and manufacturers of agriculture and other high and heavy equipment. The customer's cargo is carried in a worldwide transport network. This is the group's capital-intensive segment.

LOGISTICS
This segment has much the same customer groups as shipping. Customers operating globally are offered sophisticated logistics services. The segment's primary assets are human capital (expertise and systems) and customer contacts reflected in long-term relationships.

MARITIME SERVICES
Wilhelmsen Maritime Services offers ship management, crewing, port agency and related services through a worldwide network of more than 280 offices in 72 countries.

HOLDING
This segment includes shipping activities which fail to meet the definition for other core activities. These includes the group's fleet of small offshore vessels in south-east Asia and the Middle East, as well as the Dockwise N.V. heavy transport company (both consolidated by the equity method). Corporate WW activities and expenses, and the effect of eliminating inter-company transactions, are also included in this segment.

FOREIGN CURRENCY TRANSLATION

FUNCTIONAL AND PRESENTATION CURRENCY
The financial statements of the group's entities are measured in the primary currency of the economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in USD.

TRANSACTIONS AND BALANCES
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the transaction at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement. If the currency position is regarded as cash flow hedging, gains and losses are recognised directly in equity. Changes in fair value for liquid securities in foreign currencies classified as available for sale are split into translation differences owing to changes in the amortised cost of the securities and other changes in the capitalised value of the securities. Translation differences are recognised in the income statement, and other changes in capitalised value are recognised directly in equity.

Translation differences on non-monetary items (both assets and liabilities) are reported as part of the fair-value gain or loss when assessing fair value. Translation differences on non-monetary items, such as equities held at fair value through the income statement, are reported as part of the fair-value gain or loss when assessing fair value. Translation differences on non-monetary items are included in equity as part of the fair value reserve.

GROUP COMPANIES
The results and financial position of all the group entities with a functional currency different from the presentation currency are translated into USD. Balance sheets are translated at the closing rate on the date of each balance sheet. Income and expenses for each income statement are translated at average exchange rates, and all resulting exchange differences related to translation of the balance sheet and the income statement are recognised as a separate equity component.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

TANGIBLE FIXED ASSETS

Property, fixtures and vessels are stated at historical cost. Depreciation is calculated on a straight-line basis.

The carrying value of fixed assets equals the historical loss less accumulated depreciation and any impairment charges. The depreciation charge will reflect expected residual value. Yard payments and interest costs related to construction loans are capitalised. Other borrowing costs are expensed. Land is not depreciated. Other tangible fixed assets are depreciated over the following expected useful lives;

Property	10-50 years
Fixtures	3-10 years
Vessels	25-35 years (supply vessels 14 years)

Each part of a fixed asset which is significant for the total cost of the item will be depreciated separately. Components with similar useful lives will be included in a single component.

An analysis of the group's fleet concluded that vessels based on a pure car truck carrier/roll-on roll-off design do not need to be decomposed, since there is no significant difference in the expected useful life for the various components of these vessels over and above docking costs. Costs related to docking and periodic maintenance will normally be depreciated over the period until the next docking.

The estimated residual value and expected useful life of long-lived assets are reviewed at each balance sheet date and, where they differ significantly from previous estimates, depreciation charges will be changed accordingly.

INTANGIBLE FIXED ASSETS

Amortisation of intangible fixed assets is based on the following expected useful lives;

Goodwill	Indefinite life
Computer software	3-5 years
Other intangible assets	5-10 years

GOODWILL

Goodwill represents the excess of the cost of acquisition over the fair value of acquired assets less liabilities of the acquired subsidiary, joint venture or associate at the date of acquisition.

Details concerning the accounting treatment of goodwill are provided in the section on consolidation principles above.

COMPUTER SOFTWARE

Computer software and start-up licences are capitalised in the balance sheet. Costs related to software licences, development or maintenance are expensed as incurred. Costs directly associated with the development of identifiable software owned by the group, with an expected useful life of more than one year, are capitalised. Direct costs embrace software development personnel and a share of relevant overheads. Capitalised computer software developed in-house is amortised using the straight-line method over its expected useful life.

OTHER INTANGIBLE ASSETS

Capitalised expenses related to other intangible fixed assets are amortised over the expected useful lives in accordance with the straight-line method.

LEASES

Leases for property, equipment and vessels where the group carries substantially all the risks and rewards of ownership are classified as finance leases.

Finance leases are capitalised at the inception of the lease at the lower of fair value of the leased item or the present value of agreed lease payments. Each lease payment is allocated between liability and finance charges. The corresponding rental obligations are included in other long-term liabilities. The associated interest element is charged to the income statement over the lease period so as to produce a periodic rate of interest on the remaining balance of the liability for each period.

Finance leases are depreciated over the shorter of useful life of the asset or the lease term.

Leases where a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases, net of any financial incentives from the lessor, are charged to the income statement on a straight-line basis over the period of the lease.

IMPAIRMENT OF NON-FINANCIAL ASSETS

Property, fixtures, vessels and intangible assets are reviewed for potential impairment whenever changes in circumstances or events indicate that the book value of assets may not be recoverable. For the purposes of assessing impairment, assets are grouped at the lowest level for which identifiable independent cash inflows exist (cash-generating units). Impairment testing of vessels with a similar design, organised and operated as a fleet, are evaluated for impairment on the basis that the whole fleet is the lowest cash-generating unit. An impairment loss is the amount by which the carrying amount of an asset exceeds its recoverable amount. The recoverable amount is the higher of its fair value less sales costs and its value in use. The value in use is the present value of the future cash inflows expected to be derived from the asset.

An impairment loss recognised in prior periods will be reversed if a change has occurred in the estimates used to determine the recoverable amount of the asset. A loss in the event of a change in value is only reversed to the extent that the asset's carrying amount does not exceed the carrying value which would have been determined, net of depreciation or amortisation, had no impairment charge been recognised in prior periods. Impairment losses related to goodwill cannot be reversed.

FINANCIAL ASSETS

The group classifies its financial assets in the following categories: trading financial assets at fair value through the income statement, investments held to maturity, and financial assets available for sale. The classification depends on the purpose of the asset. Management determines the classification of financial assets at their initial recognition.

TRADING FINANCIAL ASSETS AT FAIR VALUE THROUGH THE INCOME STATEMENT

This category consists of financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of profit from short-term price gains. Derivatives are also placed in this category unless designated as hedges. Assets in this category are classified as current.

INVESTMENTS HELD TO MATURITY

Investments held to maturity are non-derivative financial assets with fixed or predictable payments and fixed maturities which management has a real intention and ability to hold until maturity.

FINANCIAL ASSETS AVAILABLE FOR SALE

Financial assets available for sale are non-derivatives which are either designated in this category or not classified in any of the other categories. They are included in tangible fixed assets to the extent that management does not intend to dispose of the investment within 12 months of the balance sheet date.

All financial assets are initially recognised at fair value plus transaction costs. Financial assets carried at fair value in the income statement are recognised at the date of acquisition at fair value and the transaction costs expensed. Financial assets available for sale which are carried at fair value in the income statement are recognised at the date of acquisition at fair value and the transaction costs expensed.

Unrealised changes in the value of equity instruments classified as available for sale are charged directly to equity. Realised gains and losses are recognised in the income statement in the period they arise.

BUNKERS AND INVENTORIES

Bunkers are stated at cost, which is determined using the first-in, first-out (Fifo) method.

Other inventories are stated at the lower of historical cost determined by the Fifo method or market value. Historical cost for goods in progress and goods of own manufacture are direct production costs plus a share of production overheads. Other inventories are written down for estimated obsolescence.

RECEIVABLES

Receivables are recognised at face value less provision for bad debts.

Non-interest-bearing long-term receivables are measured at net present value.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash in hand, deposits held at call with banks, other short-term highly-liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are shown under borrowings in current liabilities on the balance sheet.

SHARE CAPITAL AND TREASURY SHARES

When the company purchases its own shares, the consideration paid – including any attributable transaction costs net of income tax – is deducted from the equity attributable to the parent company's shareholders until the shares are cancelled, reissued or sold. Should such shares subsequently be sold or reissued, any consideration received is included in shareholders' equity.

DIVIDEND

Dividend payments to the parent company's shareholders are recognised as a liability in the group's financial statements from the date when the dividend are approved by the general meeting.

LOANS

Loans are recognised at fair value when the proceeds are received, net of transaction costs. In subsequent periods, loans are stated at amortised cost using the effective yield method. Any difference between proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the term of the loan.

Loans are classified as current liabilities unless the group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

DEFERRED TAX

Deferred tax is calculated using the liability method on all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is determined using tax rates and laws which have been substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability settled.

Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available, and that the temporary differences can be deducted from this profit.

Deferred income tax is calculated on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the group.

For group companies subject to the Norwegian tonnage tax regime, the tonnage tax is recognised as an operating cost. A provision for income tax will be made when the annual general meeting has resolved to pay a dividend.

For companies which are separately liable for tax and which are consolidated using the equity method, the value recognised in the income statement and balance sheet will already be net of tax.

PROVISIONS

The group makes provisions for restructuring costs and legal claims when a legal or constructive obligation exists as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation, and the amount can be estimated with a sufficient degree of reliability. Provisions are not made for future operating losses.

REVENUE RECOGNITION

Revenue from the sale of goods and services is recognised at fair value, net of VAT, returns, discounts and rejects. Intragroup sales are eliminated. Freight revenue and expenses relating to vessel voyages are accrued on the basis of the number of days that the voyage lasts before and after the end of the accounting period.

Sales of goods and maritime services are recognised in the accounting period in which the services are rendered, based on the degree of completion of the relevant transaction. The degree of completion is based on the actual services provided as a proportion of the total services to be provided.

SHARE-BASED COMPENSATION

The group has an option programme for senior management. The granting date was 1 January 2005. The total amount expensed over the earning period is calculated on the basis of the fair value of the options granted. The counterpart entry is an increase in equity.

Participants in the programme can elect to exercise the options granted unconditionally, provided they remain employed by the group, at any time up to 31 December 2007.

FINANCIAL INSTRUMENTS

Derivatives are usually recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured on a continuous basis at their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The group designates certain derivatives as either hedges of fair value of recognised assets and liabilities (fair value hedge), or hedges of highly probable forecast transactions (cash-flow hedges).

At the date of the hedging transaction, the group documents the relationship between hedging instruments and hedged items, as well as the object of its risk management and the strategy underlying the various hedge transactions. The group also documents the extent to which the derivatives used are effective in smoothing the changes in real value or cash flow associated with the hedge items. Such assessments are documented both initially and on an ongoing basis.

The fair value of derivatives used for hedging is shown in note 15. Changes in the hedging equity item are shown in the equity reconciliation.

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. The fair value of financial instruments not traded in an active market is determined using valuation techniques, such as the discounted value of future cash flows. Independent experts verify the value determination for instruments which are considered material.

FAIR VALUE HEDGES

Changes in the fair value of derivatives which are designated and qualify as fair value hedges are recognised in the income statement, together with any changes in fair value which can be attributed to the hedged asset or liability.

CASH-FLOW HEDGE

The effective portion of changes in the fair value of derivatives designated as cash-flow hedges are recognised directly in equity. Gain and loss on the ineffective portion is recognised in the income statement. Amounts recognised directly in equity are recognised as income or expense in the income statement in the period when the hedged liability or planned transaction will affect the income statement.

DERIVATIVES WHICH DO NOT QUALIFY FOR HEDGE ACCOUNTING

Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any derivative instruments which do not qualify for hedge accounting are recognised in the income statement.

PENSION OBLIGATIONS

Group companies have various pension schemes. These schemes are generally funded through payments to insurance companies or pension funds on the basis of periodic actuarial calculations. The group has both defined contribution and defined benefit plans.

A defined contribution plan is one under which the group pays fixed contributions to a separate legal entity. The group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

A defined benefit plan is one which is not a defined contribution plan. This type of plan typically defines an amount of pension benefit an employee will receive on retirement, normally dependent on one or more factors such as age, years of service and pay.

The liability recognised in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, adjusted for unrecognised actuarial gains or losses and unrecognised costs related to pension earnings in earlier periods. The pension obligation is calculated annually by independent actuaries using a straight-line earnings method. The present value of the defined benefit obligations is determined by discounting the estimated future cash outflows using interest rates for high-quality corporate bonds which are denominated in the currency in which the benefits will be paid, and which have terms to maturity approximating to the terms of the related pension liability.

Actuarial gains and losses arising from new information or changes to actuarial assumptions in excess of the higher of 10% of the value of the pension assets or 10% per cent of the pension obligations are recognised in the income statement over the expected average remaining working lives of the employees.

Changes in pension plan benefits are recognised immediately in the income statement unless rights in the new pension plan are conditional on the employee remaining in service for a specific period of time (the vesting period). In that case, the costs associated with the change in benefit are amortised on a straight-line basis over the vesting period.

For defined contribution plans, the group pays contribution to publicly- or privately-administered pension insurance plans on an obligatory, contractual or voluntary basis. The group has no further payment obligations once the contributions have been paid. The contributions are recognised as a payroll expense when they fall due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

IMPORTANT ACCOUNTING ESTIMATES AND ASSUMPTIONS

When preparing the financial statements and in accordance with generally-accepted accounting principles, the group must make assumptions and estimates. These estimates are based on the actual underlying business, its present and forecast profitability over time, and expectations about external factors, such as interest rates, foreign exchange rates and oil prices, which are outside the group's control. This presents a substantial risk that actual conditions will vary from the estimates.

ESTIMATED VALUE OF GOODWILL

The group performs annual tests to ensure that the stated value can be justified. Goodwill is allocated to units which generate cash flows and the value in the balance sheet must as a minimum reflect the fair value of these cash flows. The group has financial models which calculate and determine the fair value through a combination of actual and expected cash-flow generation discounted to present value. The expected future cash-flow generation and models are based on assumptions and estimated.

The calculation of net present value includes the following assumptions:
USD/NOK = 6.5
USD interest rates = 3.5 %

INCOME TAX

The group is subject to income tax in many jurisdictions. Considerable judgement must be exercised to determine income tax for all countries taken together in the consolidated accounts. The final tax liability for many transactions and calculations will be uncertain. The group recognised tax liabilities associated with future decisions in tax cases/disputes, based on estimates of the likelihood that additional income tax will fall due. Should the final outcome of these cases vary from the amount of the original provision, this variance will affect the stated tax expense and provision for deferred tax in the period to which the variance relates.

REVENUE RECOGNITION

Revenues and costs associated with vessel voyages are accrued on the basis of the number of days that the voyage lasts before and after the end of the accounting period. Sales of goods and maritime services are recognised in the accounting period in which the services are rendered, based on the degree of completion of the relevant transaction. The degree of completion is based on the actual services provided as a proportion of the total services to be provided. This method requires the group to exercise its judgement in assessing how large a share of the total service has been delivered on the balance sheet date.

RELATED PARTIES

The company has transactions with its associated companies and joint ventures. These contracts are based on commercial market terms. They related to the chartering of vessels on long-term charters.

See note 9 for loans to associated companies and joint ventures.

See note 2 in the accounts for Wilh. Wilhelmsen ASA for information relating to remuneration for the directors, the working chair and the chief executive, as well as loans and security provided to employees.

COMPARATIVE FIGURES

When necessary, comparative figures have been adjusted to conform to changes in presentation for the current year.

Note 1 Inventories

USD mill	2005	2004
Raw materials	4	
Goods / projects in process	4	
Finished goods	65	
Total inventories	**73**	
Accrual obsolete inventory		
Bunkers	**2**	**1**

Note 2 Wages and remuneration

USD mill	2005	2004
Wages	107	71
Payroll tax	17	6
Pension cost	13	10
Wages and remuneration seagoing personnel	23	21
Other remuneration	28	10
Total wages and remuneration	**188**	**118**
Number of employees:		
Group companies in Norway	623	250
Group companies abroad	4 163	3 213
Seagoing personnel Barber International	8 700	6 414
Total employees	**13 486**	**9 877**
Average number of employees	**11 682**	**10 016**

Audit	**2005**	**2004**
Audit fees	0.9	0.7
Consultants fee to auditors - Agreed upon services	0.1	0.2
Consultants fee to auditors - Tax services	0.4	0.2
Consultants fee to auditors - Other	0.2	0.2
Total	**1.6**	**1.3**

See note 2, Wages and remuneration, for the parent company.

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Note 2 Wages and remuneration cont from previous page

Option programme for senior executives
The Board of Directors of Wilh. Wilhelmsen ASA (WW) resolved in a Board Meeting held on 28 October 2004 to renew the Stock Option Programme for employees at management level in the company, and in its associated subsidiaries. This programme was originally introduced in February 2000 and expired in 31 December 2004.

At the same time, the Board decided to allocate 335 000 shares of Class A shares in WW, currently owned by the company, to the programme, and authorised the group chief executive to decide who should be offered an option to purchase shares under the programme. The group chief executive has decided to use the authority granted, and, in a letter 3 December 2004, offered a select group of employees the opportunity to participate in the programme.

The options must be exercised in the period from 1 January 2005 - 31 December 2007. The strike price will be the average market price for shares of Class A on the Oslo Stock Exchange in the month of December 2004, which was NOK 148 per share. A new average market price closer to the option grant date will be established for personnel who join the programme at a later date.

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	2005 **Average exercise price in NOK per share**	**Number of options**
At 01.01		
Granted		320 000
Exercised	203.5	(81 000)
Outstanding options 31.12		**239 000**

The real value of the options granted during the period has been calculated with aid of the Black-Scholes option pricing model. This calculation assumes that the options will be exercised after 12 months. Volatility measured by the standard deviation for the expected share yield is based on a statistical analysis of the average daily share price over the next three years.

The cost will be allocated over the earning period. Since the options granted can be exercised from day one, USD 1.9 million has been recognised directly in the accounts as the total cost.

A provision of USD 0.7 million has been made at 31 December for payroll tax on the difference between the fair value and the strike price of outstanding options.

Note 3 Combined items, income statement

USD mill	2005	2004
Gain on sales of vessels	9	1
Gain on sales of other assets	1	2
Total gain on sales of assets	**10**	**3**
Other operating revenue		
Ship Service revenue	265	97
Ships equipment revenue	20	
Manning	7	7
Ship management	16	14
Consultancy revenue	7	6
Other revenue	22	23
Total other operating revenue	**338**	**147**
Vessel expenses		
Luboil	4	4
Stores (water, safety, chemcials, ropes etc.)	3	3
Maintenance of the vessel	14	13
Insurance	5	5
Others	7	7
Total vessel expenses	**35**	**31**
Other expenses		
Bad debt	2	1
Rent expenditures	14	7
Communication and IT expenses	21	20
Outside services	9	5
Travel ang meeting expenses	12	6
Marketing expenses	6	4
Other administration expenses	31	22
Total other expenses	**94**	**64**

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Note 3 Combined items, income statement cont from previous page

	2005	2004
Financial income		
Interest income	13	5
Return on short-term financial investments	22	13
Net currency gain	36	
Other financial income	1	1
Total financial income	**72**	**19**
Financial expenses		
Interest expenses	(34)	(17)
Other financial expenses	(2)	(1)
Total financial expenses	**(36)**	**(18)**
Financial instruments		
Realised (loss)/gain related to currency hedging	1	
Unrealised (loss)/gain related to evaluation of interest rate hedges	6	
Unrealised (loss)/gain related to evaluation of currency and interest rate hedges	(49)	
Total financial instruments	**(41)**	**0**
Net financial items	**(5)**	**1**

The group's financial instruments hedge liabilities and assets which do not qualify for hedge accounting.
Changes in the fair value of derivatives which do not qualify for hedge accounting are recognised in the income statement.

Note 4 Taxes

USD mill

	2005	2004
Distribution of tax expenses for the year		
Payable taxes	5	3
Change in deferred tax	5	(10)
Total taxes	**10**	**(7)**
Basis for tax computation		
Income before taxes	201	164
28% tax	56	46
Tax effect from:		
Permanent differences	15	1
Non-taxable income	(29)	(26)
Share of profits from associates and joint ventures	(29)	(21)
Translation adjustment effect		(4)
Differences in tax rates	(3)	(2)
Calculated tax for the group	**10**	**(7)**
Effective tax rate for the group	**5.19%**	**(4.0%)**

Untaxed equity at 31 December was USD 1 138 million. Tonnage tax was USD 0.4 million for 2005 (2004 USD 0.7 millioner), and is classified as an operating expense.

Deferred tax

Deferred income tax assets and liabilities are offset when there is a legal enforceable right to offset current tax assets against current liabilities and when the deferred income taxes relates to the same fiscal authority.

	2005	2004
Deferred tax assets	**56**	**22**
- deferred tax assets to be recovered after more than 12 month	51	16
- deferred tax assets to be recovered within 12 month	5	6
Deferred tax	**43**	**11**
- deferred tax to be recovered after more than 12 month	40	9
- deferred tax to be recovered within 12 month	3	2
Net	**13**	**11**

	2005	2004
Net changes in deferred tax asset 01.01	11	(9)
Exchange differences	1	5
Acquisition of subsidiary	8	4
Tax charged to equity	(1)	1
Income statement charge	(5)	10
Balance at 31.12	**13**	**11**

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Note 4 Taxes cont from previous page

Movement in deferred tax assets and liablities:

Deferred tax	**Fixed assets**	**Financial instruments**	**Current assets/liabilities**	**Other**	**Total**
01.01.2004	**18**			**4**	**22**
Credited to the income statement	(4)			(1)	(5)
Exchange differences	2				2
31.12.2004	**16**	**0**	**0**	**3**	**19**
Credited to the income statement	10		1	6	(3)
Tax charged directly to balance sheet		1		2	3
Tax connected to acquisition of subsidiary	1		2		3
Exchange differences	3				3
31.12.2005	**10**	**1**	**3**	**11**	**25**

Deferred tax assets	**Provisions**	**Current assets/liabilities**	**Tax losses carry-forward**	**Other**	**Total**
01.01.2004	**5**	**2**	**6**		**13**
Credited to the income statement	1	(1)	5		5
Exchange differences	5	3	3	1	12
31.12.2004	**11**	**4**	**14**	**1**	**30**
Tax charged directly to balance sheet	(5)	(2)	(1)		(8)
Credited to the income statement	6	(2)	(1)	(1)	2
Tax connected to acquisition of subsidiary	12	2			14
31.12.2005	**24**	**2**	**12**	**0**	**38**

Deferred income tax assets are recognised for tax loss carried-forward to the extent that the realisation of the related tax benefit through the future taxable profits is probable.

Note 5 Goodwill, intangible assets and fixed assets

USD mill	Property	Fixtures	Vessels	Newbuilding contracts	Total fixed assets
Cost price 01.01.2004	75	31	990	23	1 119
Additions	2	4	63	49	119
Disposals	(7)	(3)	(5)	(20)	(34)
Currency translation adjustments	6	1			6
Cost price 31.12.2004	**76**	**33**	**1 048**	**53**	**1 209**
Accumulated depreciation and impairment losses 01.01.2004	(18)	(20)	(421)		(459)
Depreciation	(3)	(3)	(48)		(54)
Reversal on disposal	3	2	1		6
Currency translation adjustments		(1)			(1)
Accumulated depreciation and impairment losses 31.12.2004	**(19)**	**(22)**	**(468)**		**(509)**
Carrying amounts 2004					
At 1 January	**57**	**11**	**568**	**23**	**659**
At 31 December	**57**	**11**	**580**	**53**	**701**
Cost price 01.01.2005	76	33	1 048	53	1 209
Additions		4	165	40	209
Acquisitions through business combination	38	52			90
Disposals		(5)	(125)	(32)	(162)
Currency translation adjustments	(1)	(4)			(5)
Cost price 31.12.2005	**112**	**80**	**1 088**	**61**	**1 341**
Accumulated depreciation and impairment losses 01.01.2005	(19)	(22)	(468)		(509)
Depreciation	(2)	(5)	(41)		(49)
Reversal on disposal		4	48		52
Currency translation adjustments	3	3			6
Accumulated depreciation and impairment losses 31.12.2005	**(18)**	**(20)**	**(461)**		**(500)**
Carrying amounts 2005					
At 1 January	**57**	**11**	**580**	**53**	**701**
At 31 December	**94**	**60**	**627**	**61**	**842**
Economic lifetime	Up to 50 years	3-10 years	14-25 years		
Depreciation schedule	Straight line	Straight line	Straight line		

The group has a leaseback agreement for five vessels in the shipping segment. Those car carriers covered by the lease had a book value at 31 December of USD 228.6 million, and depreciation for the year came to USD 13.6 million. The leasing commitment is classified as a long-term liability. See note 13.

Finacial expenses of USD 1.8 million relating to newbuilding contracts were capitalised in 2005.

To secure new and modern tonnage for the joint ventures in which WW participates, the group and its partners are pursuing an extensive newbuilding programme. A total of 43 new car carriers are due to be delivered in 2006-09, including 11 for WW's account. Four of these 11 contracts were placed in 2005 – two at Mitsubishi Heavy Industries (MHI) in Japan and two at Daewoo Shipbuilding & Marine Engineering in Korea.

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Note 5 Goodwill, intangible assets and fixed assets cont from previous page

Intangible assets

USD mill

	Goodwill	Software licences	Total
At 01.01.2004			
Cost	14	7	21
Accum Amortisation and impairment losses		(3)	(3)
Balance 01.01	**14**	**4**	**18**
Effect of movements in foreign exchange			
Acquisition / Disposal	4	5	9
Amortisation for the year		(2)	(2)
Balance 31.12	**18**	**7**	**25**
Effect of movements in foreign exchange	(6)	4	(1)
Acquisition / Disposal			
Acquisition through business combinations	121	17	138
Amortisation and impairment losses for the year	(2)	(4)	(6)
Balance 31.12	**131**	**24**	**155**
Cost	133	33	166
Accum Amortisation and impairment losses	(2)	(9)	(11)
Balance 01.01	**131**	**24**	**155**

Impairment testing of goodwill

Goodwill is allocated to the lowest identifiable level for which identifiable independent cash inflows exist (cash-generating units). In connection with the restructuring of Wilhelmsen Maritime Services AS, the final allocation of goodwill related to the acquisition of Unitor AS may differ from the position at 31 December 2005. Goodwill related to the acquisition of Unitor AS is provisionally allocated in its entirety to ship's services.

A segment-level summary of the goodwill allocation:

	2005	2004
Wilhelmsen Maritime Services:		
- Port Marine Services	11	12
- Unitor – ships equipment	114	
Shipping	6	6
Total	**131**	**18**

Note 6 Investments in associates

Equity method is applied for consolidation of associates.

Company	Business office/ country	Voting/control share 2005	2004
Logistics segment			
Glovis Co. Ltd.	Republic of Korea	20.0%	25.0%
Maritime services - companies with material ownership			
Alghanim Barwil Shipping Co. WLL	Kuwait	40.0%	40.0%
Almoayed Barwil Ltd.	Bahrain	50.0%	50.0%
Barber Moss Ship Management AS	Norway	50.0%	50.0%
Barber-CS Marine (Singapore) Pte. Ltd.	Singapore	50.0%	50.0%
Barklav (HK) Ltd.	Hong Kong	50.0%	50.0%
Barwil - National Maritime Shipping Services Ltd.	Syria	50.0%	50.0%
Barwil - QC Agencies Ltd.	Bangladesh	50.0%	
Barwil AbuDabi Ruwais LLC	United Arab Emirates	50.0%	50.0%
Barwil Agencies Lebanon S.A.L	Libanon	49.0%	49.0%
Barwil Agencies S.A.	Panama	35.0%	35.0%
Barwil Dubai LLC	United Arab Emirates	50.0%	49.0%
Barwil Forbes Shipping Services	India	50.0%	50.0%
Barwil Georgia	Georgia	50.0%	50.0%
Barwil Huayang Shipping Services Co. Ltd.	China	50.0%	50.0%
Barwil Hyop Woon Agencies Ltd.	Republic of Korea	50.0%	50.0%
Barwil Ship Services Co (UAE) L.L.C, Fujaira	United Arab Emirates	42.5%	42.5%
Barwil SI. MAR. S.R.L.	Italia	49.0%	49.0%
Barwil Smith Bell	Filippinene	50.0%	40.0%
Barwil Star Agencies SRL	Romania	50.0%	50.0%
Barwil Tehran Ltd.	Iran	50.0%	50.0%
Barwil Unimaster Ltd.	Bulgaria	50.0%	50.0%
Barwil Universal Agencies Ltd.	Tyrkia	50.0%	50.0%
Barwil Zaatarah Agencies Ltd.	Jordan	48.7%	48.7%
Binzagr Barwil Co. Ltd, Jeddah.	Saudi Arabia	50.0%	50.0%
Baasher Barwil Agencies Ltd.	Sudan	50.0%	50.0%
CMA CGM Scandinavia AS	Norway	49.0%	49.0%
CMA CGM ANL (Taiwan) LTD.	Taiwan	40.0%	40.0%
Denholm Barwil Ltd.	United Kingdom	40.0%	40.0%
Knight Transport LLC	USA	50.0%	50.0%
Lonemar, S. A.	Panama	47.0%	47.0%
Nagliyat Al Saudia Company Ltd.	Saudi Arabia	49.6%	49.6%
Seawith Limited	Hong Kong	50.0%	50.0%
Shanghai Barwil Huayang Shipping Agencies Co. Ltd.	China	50.0%	50.0%
Towell Barwil Co. L.L.C.	Oman	30.0%	30.0%
Transocean OY AB	Finland	50.0%	50.0%
Holding			
Dockwise Transport N.V.	Netherlands	21.3%	21.3%

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Note 6 Investments in associates cont from previous page

Summary financial information on associates - acording to the Group's ownership:

	2005	2004
Assets	373	327
Liabilities	202	166
Equity	171	161
Operating income	526	153
Profit / (loss)	30	13
Share of profit/(loss) in material associates		
Glovis Co Ltd	12	
Dockwise Transport N.V.	10	8

Glovis Co Ltd acquired a stock market listing on 23 December 2005, and the group's equity interest had a stock market value at 31 December of USD 447 million.

Specification of share of equity and profit/loss:

	2005	2004
Share of equity 01.01	161	58
Share of profit/(loss) for the period	30	13
Additions Maritime Services	1	105
Disposal Logistics	(1)	
Disposal Maritime Serivces	(6)	(7)
Disposal Holding	(7)	(8)
Currency translation / equity adjustments	(7)	
Share of equity 31.12	**171**	**161**

Note 7 Investment held for sale

TeamTec AS is sold per 31.01.2006.
The Group accounts include the following amounts related to Team Tec AS:

USD mill	
Total assets	11
Total liabilities	6
Profit/(loss) for det period	2

In addition BASS Group and Wilh. Wilhelmsen terminal (Riga) are disposed of in 2005. Net result is USD 1 million.

Note 8 Short-term financial investments

USD mill	Market value	
	2005	**2004**
Norwegian listed stocks	14	37
Foreign listed stocks		13
Bonds NOK	32	43
Bonds USD	97	7
Structured products NOK	4	17
Structured products USD	11	1
Other financial instruments	6	3
Total short-term financial investments	**164**	**121**

Note 9 Combined items, balance sheet

USD mill	2005	2004
Other long-term assets		
Loans to joint ventures	45	41
Loans to associates	8	8
Loans to employees, shareholders, etc	4	1
Other long-term assets	16	13
Total other long-term assets	**73**	**63**

Of which long-term debtors falling due for payment later than one year:

Loans to joint ventures	43	39
Loans to associates		8
Long-term share investment	4	1
Other long-term assets	16	13
Total other long-term assets due after one year	**62**	**61**

Other current assets		
Bunkers	2	1
Accounts receivable	128	49
Financial instuments	8	
Other current receivables	60	45
Total other current assets	**197**	**94**
Other current liabilities		
Accounts payable	100	59
Next years instalment on interest-bearing debt	151	81
Long-term interest-bearing debt - reclassifed due to breach of covenant 31.12		89
Financial instruments	24	
Other current liabilities	126	70
Total other current liabilities	**491**	**210**

Note 10 Restricted bank deposits and undrawn committed drawing rights

USD mill	2005	2004
Payroll tax withholding account	2	3
Undrawn committed drawing rights	248	130

Unitor AS, Unitor Chemicals AS and Marine Contracting AS do not have an payroll tax withholding account, but a bank guarantee for USD 1.4 million.

Note 11 Provisions

Restructuring costs

As a result of the acquisition of Unitor, a provision of USD 28 million was made in the third quarter for restructuring costs. The estimated costs are based on a specific plan. This restructuring is due to be effectuated by the end of 2006. The remaining provision at 31 December 2005 was NOK 13.7 million.

Note 12 Pensions

Number of people in pension plans at 31.12	Funded		Unfunded	
	2005	2004	2005	2004
Employees (including disabled)	799	573	270	293
Retired employees	539	478	737	692
Total	**1 338**	**1 051**	**1 007**	**985**

Financial assumptions for the pension calculations:	2005	2004
Expected rate of return on assets in pension plans	5.00 %	5.50 %
Discount rate	4.00 %	4.50 %
Annual pay regulation	3.00 %	3.00 %
Annual regulation of National Insurance base amount	3.00 %	3.00 %
Annual regulation of pensions	2.00 %	2.00 %

Specification of pension cost: USD mill	2005	2004
Net present value of current year's service expense	8	6
Interest expenses related to service expense	9	6
Return on assets in pension plans	(5)	(3)
Recognised changes in estimates and variances	1	1
Costs of defined contribution plan	1	
Net pension expense	**13**	**10**

Specification of net pension liabilities reflected in the balance sheet at 31.12 USD mill	2005	2004
Present value of funded obligations	119	101
Fair value of plan assets	108	97
Net	15	9
Present value of unfunded obligations	74	83
Unrecognised actuarial losses	(24)	(28)
Accrued payroll tax	6	6
Net recognised pension liabilities	**66**	**65**

	2005	2004
Balance at 01.01	65	62
Exchange differences	(6)	(1)
Liabilities acquired in business combination	3	
Total expense - as shown above	13	10
Contributions paid	(9)	(6)
Balance at 31.12	**66**	**65**

Note 13 Long-term interest-bearing debt

USD mill	2005	2004
Long-term interest-bearing debt		
Mortgage debt	201	241
Leasing commitments	231	111
Bonds	325	208
Certificate loans	25	10
Other long-term interest-bearing debt	216	55
Total long-term interest-bearing debt	**998**	**625**
Book value of mortgaged assets:		
Property		1
Vessels	609	494
Total	**609**	**495**
Repayment schedule for long-term interest-bearing debt:		
Due in year 1	151	81
Due in year 2	103	250
Due in year 3	145	80
Due in year 4	137	67
Due in year 5 and later	462	147
Total long-term interest-bearing debt	**998**	**625**

Unitor AS was in breach of certain of its loan covenants at 31 December 2005. This means that USD 89 million has been reclassified in the balance sheet from long-term liabilities to other current liabilities. The company received a waiver from the banks in early 2006 so that the original term/maturity date and other terms of the loan are unaffected. As a result, the reclassification has only been made in the balance sheet.
The overview above shows the actual maturity structure, with the amount due in year one as the first year's instalment classified under other current liabilities.

Bank loans accounted for roughly 40 per cent of total interest-bearing debt in the group in 2005. Leasing obligations and borrowing in the Norwegian certificate market accounted for about 60 per cent. A key part of the liquidity reserve takes the form of committed drawing rights, which amounted to USD 248 million at 31 December.

Of the group's total leasing commitments, USD 227.7 million relates to a sale/leaseback agreement for eight car carriers, while the remaining commitments cover leasing of equipment. The leasing agreement for two car carriers runs until 2008 with options for repurchase/extensions, while the leasing agreement for three car carriers runs until 2011 (1) and 2012 (2) with an option for extension.

The charter for five car carriers has a fixed interest rate (fixed annual nominal charter rate), while the charter for a further three carriers has a floating interest rate (varying annual nominal charter rate).

Loan agreements entered into by the group contain financial covenants relating to value-adjusted equity, free liquidity and cash flow. The group was in compliance with these covenants at 31 December 2005.

Guarantee commitments	**2005**	**2004**
Guarantees for group companies	147	5

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Note 13 Long-term interest-bearing debt cont from previous page

The carrying amounts of the Group's borrowings are denominated in the following currencies:

	2005	2004
USD	496	364
NOK	353	218
GBP	123	43
Other currencies	26	
	998	**625**

The exposure of the Group's borrowings to interest rate changes and the contractual repricing dates at the balance sheet date are as follows:

	2005	2004
12 month or less	893	560

See otherwise note 15 for information on financial instruments (interest rate and currency hedges) relating to interest-bearing debt.

Note 14 Investments in joint ventures

USD mill

The following companies are jointly controlled:

Company	**Business office, country**	**Voting share/ownership** 2005	2004
Shipping			
Wallenius Wilhelmsen Logistics group	Lysaker, Norway	50.0 %	50.0 %
Mark I Shipping Pte. Ltd.	Singapore	50.0 %	50.0 %
ARC LLC	New Jersey, USA	50.0 %	50.0 %
Fidelio Inc.	New Jersey, USA	50.0 %	50.0 %
Fidelio Limited Partnership	New Jersey, USA	50.0 %	50.0 %
EUKOR Car Carriers Inc.	Seoul, Republic of Korea	40.0 %	40.0 %
EUKOR Car Carriers Singapore Pte. Ltd.	Singapore	40.0 %	40.0 %
EUKOR Shipowning Singapore Pte. Ltd.	Singapore	40.0 %	40.0 %
Logistics			
American Auto Logistics Inc.	New Jersey, USA	49.9 %	49.9 %
American Logistics Network LLC	New Jersey, USA	49.9 %	49.9 %
Logistics Coordinators Limited	New Jersey, USA	49.9 %	49.9 %

Summarised financial information:

	2005	2004
Share of operating income	1 591	1 439
Share of operating expenses	(1 491)	(1 342)
Share of net financial items	(18)	(23)
Share of tax	(8)	(21)
Share of profit/(loss) for the period	74	53
Share of fixed assets	858	863
Share of current assets	448	361
Total assets	**1 306**	**1 224**

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Note 14 Investments in joint ventures cont from previous page

	2005	2004
Share of equity 01.01	264	224
Share of profit/(loss) for the period	74	53
Change in equity	47	
Receive dividend	(22)	(22)
Currency translation adjustments	(22)	9
Share of equity 31.12	**341**	**264**
Share of long-term liabilities	653	676
Share of current liabilities	312	285
Total liabilities	**964**	**961**
Total equity and liabilities	**1 306**	**1 224**
Share of profit/(loss) from joint ventures	74	53
Share of profit/(loss) from associates, see note 6	30	13
Share of profit/(loss) from joint ventures and associates	**104**	**66**
Share of equity from joint ventures	341	264
Share of equity from associates, see note 6	171	161
Share of equity from joint ventures and associates	**512**	**424**

Wallenius Wilhelmsen Logistics AS has written down the value of the underlying interests in the French joint venture company Global Automotive Logistics (owner of the Compagnie d'Affrètement et de Transport SA logistics company). The group's share totals USD 14 million.

Note 15 Financial risk

The group's ordinary operations expose the company to risks associated with fluctuations in exchange rates, interest rates and the price of bunkers. Hedging strategies have been established to reduce the effect on results of fluctuations in these markets.

Companies owned 50 per cent or less by WW hedge their own activities. These are recorded in the accounts in accordance with the equity method, so that financial instruments in these companies appear on a separate line in the accounts.

FOREIGN EXCHANGE RISK

CASH FLOW HEDGING

The group's foreign exchange strategy is to hedge 25-75 per cent of its exposure on a rolling 12-monthly basis. The bulk of the group's foreign exchange exposure is to NOK, but exposure also exists to other currencies such as the SEK, the EUR and the JPY. Group accounts are compiled in USD. The foreign exchange exposure is primarily hedged through forward contracts and option structures, but weight is also given to balancing revenues and expenses in each currency. Most cash flow hedges mature within a 12-month period from the date they are established.

The group realised a loss of USD 1.8 million on these hedging contracts in 2005 because of a rising USD during the period. Just under 70 per cent of the exposure was hedged at 31 December, when the hedging portfolio had a negative market value of USD 3.8 million. Of this, USD 0.7 million related to currencies other than the NOK. Wholly-owned subsidiaries hedge a large part of their NOK exposure against the parent company. Contracts between the parent company and subsidiaries are recorded net in the consolidated accounts.

At 31 December, the hedge portfolio in Unitor AS comprised the sale of USD against the NOK. These contracts had a negative market value of just over USD 2 million at 31 December. New hedging contracts will be concluded in accordance with the group's currency strategy, and administered by the parent company.

BALANCE SHEET HEDGING

The parent company has met a significant part of its financial requirements in the Norwegian bond market (just over USD 350 million). Since the parent company has the USD as its functional currency, the bulk of this debt has been hedged in USD. The rising USD exchange rate has meant a negative change in value of just over USD 30 million on these currency contracts. At 31 December, the contracts had a negative market value of USD 7.8 billion. Furthermore, Wilhelmsen Lines Car Carriers Ltd. contains currency hedges (GBP/USD) tied to the USD-denominated tax leases for three car carriers. Collectively, these contracts had a negative market value of USD 6.8 million at 31 December, compared with a positive USD 2.1 million at 31 December 2004 (a negative change in value for the year of USD 8.9 million).

The group has opted for the moment not to hedge its investments in Korean won (KRW).

INTEREST RATE RISK

The group's long-term interest rate strategy is to ensure that at least 25 per cent of the interest-bearing debt portfolio takes the form of fixed-term debt in excess of 12 months. Interest hedge contracts held by the group corresponded to about 40 per cent of its outstanding long-term liabilities at 31 December 2005. The hedged proportion will increase to just under 50 per cent, in that contracts have been concluded which commence at a later date. At 31 December, the overall portfolio of loan hedging instruments had an additional value of USD 3.9 million.

cont next page

Note 15 Financial risk cont from previous page

USD 20 million in hedging instruments fall due in 2006, USD 130 million in 2008 and USD 45 million in 2011. To replace interest hedge contracts falling due, the group has secured about USD 400 million in such instruments which commence at a future date. These instruments commence in the period from 2006 to 2008, and run to the period from 2011 and 2016. This means that the group expects to maintain a hedged proportion of about 50 per cent over the next few years. Most of the underlying loans have a term of 5 to 10 years.

At 31 December, Unitor AS had an interest-hedging portfolio with a positive market value of USD 1.2 million. New hedging contracts will be concluded in accordance with the group's interest rate strategy and placed with the parent company.

CREDIT RISK

The shipping segment is considered to have a low credit risk. No special hedging was undertaken for this type of risk during 2005.

In Wilhelmsen Maritime Services (WMS), the customer risk relates primarily to the ship's service, ship's equipment and bunkers activities. The companies have strict credit routines which reduce the risk. Continuous provisions are made for bad debts, and the proportion of bad debts has historically been low. No special hedging was undertaken for this type of risk in 2005.

The proportion of bad debts has historically been low because of good follow-up routines and the strong remedy provided by the ability to arrest ships.

BUNKERS EXPOSURE

The group's strategy for bunkers is to hedge 20-80 per cent of its requirement for the coming 24 months. This is done through a combination of various bunkers adjustment clauses (BAF/EFAF) in contracts of affreightment held by Wallenius Wilhelmsen Logistics (WWL) and EUKOR Car Carriers (EUKOR), and through various derivatives (futures, options and so forth) in the commodity market.

Just under 80 per cent of the roughly 800-900 000 tonnes of bunkers consumed annually by the WW group is hedged for 2006, and about 40 per cent for 2007.

Bunkers consumption in WWL has been hedged during 2006 through forward contracts totalling 144 000 tonnes at an average price of USD 190 per tonne. The WW group's share of these contracts will be about 50 per cent, corresponding to its share of earnings in WWL. In addition, some two-thirds of EUKOR's bunkers consumption for 2006 has been hedged in the form of forward contracts at an average price of USD 130 per tonne. The WW group's share of the capitalised value relating to bunkers contracts held by WWL came to USD 11 million at 31 December, while the corresponding share of capitalised value relating to bunkers contracts in EUKOR was USD 40 million.

FINANCIAL MANAGEMENT

The group has centralised its financial management in the parent company. Management of funds contained in the shipowning companies has been split off into a separate management area with a low risk profile. The portfolio in the parent company will be managed with a higher risk profile, with shares and bonds accounting for the bulk of its holdings. The company also takes positions in the currency and interest rate markets through the use of derivatives. These positions are limited by a "value at risk" (VAR) mandate. Almost 50 per cent of the portfolio is placed in the Norwegian market. Through correct positioning in financial markets, the group achieved a total yield of just under USD 24 million in 2005.

cont next page

Note 15 Financial risk cont from previous page

Market value of capitalised financial instruments

USD mill	2005 Assets	2005 Liabilities
Interest rate hedges		
Wilh. Wilhelmsen ASA		1.8
Willhelmsen Lines Shipowning AS	4.9	
Wilhelmsen Lines AS	2.2	
Wilhelmsen Car Carriers Ltd.		1.4
Unitor AS	1.2	
Total interest rate hedges	**8.3**	**3.2**
Currency cash flow hedges		
Wilh. Wilhelmsen ASA		3.8
Unitor AS		2.2
Total currency cash flow hedges		**6.0**
Currency real value hedges (basis swaps)		
Wilh. Wilhelmsen ASA		7.8
Wilhelmsen Car Carriers Ltd.		6.8
Total currency real value hedges (basis swaps)		**14.6**
Total	**8.3**	**23.8**

Note 16 Events after the balance sheet date

Team Tec AS is sold per 31.01.2006.

No additional events occurred between the balance sheet date and the date when the accounts were presented which provide new information about conditions prevailing on the balance sheet date.

The size and global activities of the WW group dictate that companies in the group will be involved from time to time in disputes and legal actions. However, the group is not aware of any financial risk associated with disputes and legal actions which are not largely covered through insurance arrangements. Any such disputes/actions which might exist are of such a nature that they will not significantly affect the group's financial position.

Note 17 Key figures business areas

USD mill	Total		Shipping (1)		Logistikk		Maritime services		Holding (3)	
01.01. - 31.12	**2005**	**2004**	**2005**	**2004**	**2005**	**2004**	**2005**	**2004**	**2005**	**2004**
Income statement										
Operating income other business areas							10	3	(10)	(3)
Operating income external customers	586	378	239	208			321	130	26	41
Share of profits of associates and JVs	104	66	83	47	3	6	8	6	10	8
Total operating income	**690**	**445**	**322**	**255**	**3**	**6**	**339**	**138**	**26**	**46**
Primary operating profit	**261**	**219**	**262**	**200**	**3**	**6**	**2**	**26**	**(6)**	**(13)**
Depreciation & amortisation	(56)	(57)	(40)	(46)			(11)	(6)	(5)	(5)
Net operating profit	**206**	**163**	**222**	**154**	**3**	**6**	**(10)**	**20**	**(10)**	**(17)**
Net financials	(5)	1	(6)	(11)				1	1	12
Profit / (loss) before tax	**201**	**164**	**216**	**143**	**3**	**6**	**(10)**	**21**	**(9)**	**(5)**
Tax	(10)	7	(11)	(3)			4	(3)	(3)	13
Profit / (loss) for the period	**191**	**171**	**205**	**140**	**3**	**6**	**(6)**	**18**	**(12)**	**8**
Minority interests	(3)	(3)					(3)	(3)		
Balance sheet	**31.12.05**	**31.12.04**	**31.12.05**	**31.12.04**	**31.12.05**	**31.12.04**	**31.12.05**	**31.12.04**	**31.12.05**	**31.12.04**
Fixed assets	997	725	683	625			264	44	50	56
Investments in associates and JVs	512	424	269	173	183	190	16	20	44	41
Long-term receivables/investments	134	90	186	45			52	34	(103)	11
Current assets	619	357	132	107			333	140	153	110
Total assets	**2 263**	**1 596**	**1 270**	**951**	**183**	**190**	**665**	**238**	**144**	**217**
Equity	834	736	621	459	183	190	35	84	(6)	3
Long-term liabilities	921	635	551	410			289	24	81	201
Short-term liabilities	508	225	98	82			341	130	69	13
Total equity and liabilitie	**2 263**	**1 596**	**1 270**	**951**	**183**	**190**	**665**	**238**	**144**	**217**
Investments in fixed assets	**369**	**128**	**154**	**109**			**213**	**16**	**1**	**3**

1) Sales gains related to vessels of USD 8.2 million in third quarter 2005 from the sale of Resolve (former Tanabata) from Wilhelmsen Lines AS (100%) and Takasago from Wilhelmsen Lines Shipowning AS (100%) to Fidelio Ltd. Partnership (50% ownership).
2) Sales gains related to the operations of terminals are included with USD 1.4 million in forth quarter 2004.
3) Sales gains related to crew vessels are included with USD 0.9 million in forth quarter 2004, and USD 0.7 million in forth quater 2005.

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Note 17 Key figures business areas cont from previous page

RESTATEMENT

Change from equity method to consolidation method applied to subsidiaries for 29 reporting units in Maritime Services segment (Barwil).

This change is the result of a revision of all joint ventures in the Barwil group that has identified changes in the groups` actual controlling interests of 29 JVs. As a result of changed consolidation method during third quarter 2005 for these 29 Barwil JVs, the previously reported figures for 2004 have been restated. Presented below are the changes from 2004 as reported to 2004 restated:

Balanse	**31.12**
MUSD	**2004**
Fixed assets	(3)
Current assets	21
Total assets	**18**
Equity - minority interests	3
Other current liabilities	15
Total equity and liablities	**18**

Profit & Loss	**Total**
MUSD	**2004**
Total operating income	20
Wages and remunerations	(11)
Other expenses	(6)
Depreciation & amortisation	(1)
Net operating profit	**2**
Net Financials	0
Profit / (loss) before tax	**2**
Minorities	**(2)**

Note 17 Key figures business areas

USD mill	**Europe**		**America**		**Asia & Africa**		**Oceania**		**Other**		**Total**	
	2005	**2004**	**2005**	**2004**	**2005**	**2004**	**2005**	**2004**	**2005**	**2004**	**2005**	**2004**
Operating income	135	86	69	28	235	114	13	10	239	208	690	445
Total assets	339	325	407	166	200	145	46	5	1 270	956	2 263	1 596
Capital expenditure	198	13	5		12	6			154	109	369	128

Assets and investments for shipping-related activities are not allocated to geographical segments, since these assets constantly move between the geographical segments and a breakdown would not provide a sensible picture.

Russia is defined as Europe.

Operating income

Segment operating income is based on the geographical location of the company.

Charter hire income received by shipowning companies cannot be allocated to any geographical area. This is consequently allocated under geographical area – other.

The share of income from associates and joint ventures is allocated in accordance with the location of the relevant company's head office. This does not necessarily reflect the geographical distribution of the underlying operations, but it would be difficult to give a correct picture when consolidating in accordance with the equity method.

Total Assets

Segment assets are based on the geographical location of the assets.

Investments in fixed assets

Segment capital expenditure are based on the geographical location of the assets.

Note 18 Business combinations

WW ASA reached agreement on 19 June 2005 on acquiring 90.4% of the shares in Unitor ASA. This agreement means that WW can secure the remainder of the shares in the company. The purchase price for all the Unitor shares is about USD 209 million.

Unitor is a leading global provider of services and products for the maritime industry. The company comprises two divisions. Unitor Ships Service delivers services and products to ships in service through a network of 70 offices of its own and 154 agents in 75 countries. Unitor Ships Equipment supplies equipment and systems for fire protection, safety equipment, incinerators and insulation materials to the global shipbuilding industry. At 31 December, the company had 1 439 employees. Unitor will complement the range of services in WMS through its leading position in the chemicals, safety, maintenance and repair product areas. Unitor ASA contributed sales of USD 185 million and a net profit of USD 3 million for the period from 15 July 2005 to 31 December 2005.

If the shares had been acquired with effect from 1 January 2005, the group would have secured a total gross operating income of USD 392 million and a net profit of USD 3 million.

Assets and liabilities related to the acquisition

USD mill	Fair value	Acquiree's carrying amounts
Deferred tax assets	9	9
Goodwill and intangible assets	11	26
Plants, property, fixtures	90	84
Other long-term assets	9	9
Other current assets	76	76
Inventories	66	66
Cash and bank deposits	20	20
Other provisions	(3)	
Other long-term debt	(97)	(97)
Other long-term liabilities	(87)	(87)
Net identifiable assets	**94**	**106**
Minority interests (9%)	5	
Net assets acquired	92	
Goodwill on aquisition	116	
Consideration paid, satisfied in cash*	**209**	
Cash and cash equivalents in subsidiary acquired	15	
Net cash outflow	**194**	

*Including legal fees amounting to USD 0.3 million

Financing		
Interest bearing debt	100	
Drawn on liquid resources	109	
Total	**209**	

There were no other material acquisitions in the period 1 January - 31 December 2005.

Note 19 Proportionate method per busniess area*

To present a more complete picture of activities in the group, joint ventures in the shipping and logistics segments are shown with proportional consolidation.

USD mill	Total		Shipping (1)		Logistics		Maritime services		Holding (3)	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Income statement										
Total operating income	2 207	1 831	1 330	1 137	531	526	339	138	7	30
Primary operating profit**	**397**	**362**	**357**	**312**	**43**	**37**	**2**	**26**	**(6)**	**(13)**
Depreciation & amortisation	(165)	(155)	(120)	(129)	(29)	(15)	(11)	(6)	(4)	(5)
Net operating profit	**232**	**207**	**238**	**183**	**15**	**22**	**(10)**	**20**	**(10)**	**(17)**
Net financials***	(8)	(70)	(44)	(74)	(5)	(8)		1	41	12
Financial instruments****	(15)	48	25	48					(40)	
Profit / (loss) before tax	**209**	**185**	**218**	**156**	**10**	**14**	**(10)**	**21**	**(9)**	**(5)**
Tax	(18)	(14)	(13)	(16)	(7)	(8)	4	(3)	(3)	13
Profit / (loss) for the period	**191**	**171**	**205**	**140**	**3**	**6**	**(6)**	**18**	**(12)**	**8**
Minority interests	(3)	(3)					(3)	(3)		

1) Sales gains related to vessels of USD 8.2 million in third quarter 2005 from the sale of Resolve (former Tanabata) from Wilhelmsen Lines AS (100%) and Takasago from Wilhelmsen Lines Shipowning AS (100%) to Fidelio Ltd. Partnership (50% ownership).
2) Sales gains related to the operations of terminals are included with USD 1.4 million in forth quarter 2004.
3) Sales gains related to crew vessels are included with USD 0.9 million in forth quarter 2004, and USD 0.7 million in forth quater 2005.

* Proportionate method used for joint jentures
** Cash setteled portion of bunker hedge swaps is included in primary operating profit
*** Net financials excluding changes in market valuations of financial instruments
**** Financial instruments - changes in market valuations of bunker hedging, interest and currency swaps

Note 20 Transition to IFRS

Income statement

The overview is based on figures after the change in consolidation method for 29 units in the maritime services segment. See note 17 for line-by-line restatement of the figures.

USD mill	NGAAP 2004	Adjustments 2004	IFRS 2004
Operating income			
Freight revenue	746	(517)	229
Other operating revenue	358	(210)	147
Share of profits of associates and joint ventures	42	25	66
Gain on sale of assets	3		3
Total operating income	**1 148**	**(703)**	**445**
Operating expenses			
Voyage expenses	(375)	371	(3)
Vessel expenses		(31)	(31)
Charter expenses		(9)	(9)
Wages and remunerations	(169)	51	(118)
Other expenses	(369)	305	(64)
Depreciation and amortisation	(74)	17	(57)
Total operating expenses	**(986)**	**705**	**(282)**
Net operating profit	**161**	**2**	**163**
Financials			
Financial income	20	(1)	19
Financial instruments	(23)	5	(18)
Financial expenses	(1)	1	
Net financials	**(4)**	**5**	**1**
Profit / (loss) before tax	**157**	**8**	**164**
Tax	1	6	7
Profit / (loss) for the period	**158**	**14**	**171**
Of which minority interests	**(3)**		**(3)**
Earnings per share (USD)	3.23	0.28	3.51
Diluted earnings per share (USD)	3.23	0.28	3.51

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Note 20 Transition to IFRS cont from previous page

Balance sheet

The overview is based on figures **before** the change in consolidation method for 29 units in the maritime services segment. See note 17 for line-by-line restatement of the figures.

USD mill	NGAAP 31.12.03	Adjustments 01.01.04	IFRS 01.01.04	NGAAP 31.12.04	Adjustments 31.12.04	IFRS 31.12.04
Fixed assets						
Deferred tax asset		22	22	3	19	22
Goodwill and intangible assets	23	(1)	22	24	1	25
Vessels, property, fixtures	696	(45)	651	732	(35)	697
Pension assets		4	4		5	5
Investments in associates	252	33	285	387	43	430
Long-term share investments	6	(6)		1		1
Other long-term assets	20	44	64	21	41	62
Total fixed assets	**997**	**51**	**1 048**	**1 168**	**74**	**1 242**
Current assets						
Other current assets	185	(104)	81	184	(100)	84
Short-term financial investments	68	(1)	67	122	(1)	121
Cash and bank deposits	190	(39)	151	175	(44)	131
Total current assets	**443**	**(144)**	**299**	**481**	**(145)**	**336**
Total assets	**1 440**	**(93)**	**1 347**	**1 649**	**(70)**	**1 579**
Equity						
Paid-in capital *)	125		125	125		125
Retained earnings	451	26	477	540	67	607
Minority interests	1		1	1		1
Total equity	**577**	**26**	**603**	**666**	**67**	**733**
Provisions for liabilities						
Pension liabilities	31	36	67	40	30	70
Deferred tax	16	15	31		11	11
Total provision for liabilities	**47**	**51**	**98**	**40**	**41**	**81**
Long-term liabilities						
Long-term interest-bearing debt	597	(104)	493	680	(136)	544
Other long-term liabilities	7	(4)	3	15	(5)	10
Total long-term liabilities	**604**	**(108)**	**496**	**695**	**(141)**	**554**
Current liabilities						
Tax payable				2	(1)	1
Public duties payable	15	(3)	12	16	(2)	14
Other current liabilities	197	(59)	138	230	(35)	196
Total current liabilities	**212**	**(62)**	**149**	**248**	**(38)**	**210**
Total equity and liabilities	**1 440**	**(93)**	**1 347**	**1 649**	**(70)**	**1 579**

*) At 31.12.2004 the group owns 1 669 176 own shares at a nominal value of approximately USD 5 million.

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 cont from previous page

Balance

The overview is based on figures **after** the change in consolidation method for 29 units in the maritime services segment. See note 17 for line-by-line restatement of the figures.

USD mill	NGAAP 31.12.03	Adjustments 01.01.04	IFRS 01.01.04	NGAAP 31.12.04	Adjustments 31.12.04	IFRS 31.12.04
Fixed assets						
Deferred tax asset		22	22	3	19	22
Goodwill and intangible assets	23	(1)	22	24	1	25
Vessels, property, fixtures	699	(45)	654	735	(35)	701
Pension assets		4	4		5	5
Investments in associates	246	33	279	381	43	424
Long-term share investments	6	(6)		1		1
Other long-term assets	20	44	64	21	41	62
Total fixed assets	**994**	**51**	**1 045**	**1 165**	**74**	**1 239**
Current assets						
Other current assets	194	(104)	90	193	(100)	94
Short-term financial investments	68	(1)	67	122	(1)	121
Cash and bank deposits	202	(39)	163	187	(44)	143
Total current assets	**464**	**(144)**	**320**	**502**	**(145)**	**357**
Total assets	**1 458**	**(93)**	**1 365**	**1 667**	**(70)**	**1 596**
Equity						
Paid-in capital *)	125		125	125		125
Retained earnings	451	26	477	540	67	607
Minority interests	4		4	4		4
Total equity	**580**	**26**	**606**	**669**	**67**	**736**
Provisions for liabilities						
Pension liabilities	31	36	67	40	30	70
Deferred tax	16	15	31		11	11
Total provision for liabilities	**47**	**51**	**98**	**40**	**41**	**81**
Long-term liabilities						
Long-term interest-bearing debt	597	(104)	493	680	(136)	544
Other long-term liabilities	7	(4)	3	15	(5)	10
Total long-term liabilities	**604**	**(108)**	**496**	**695**	**(141)**	**554**
Current liabilities						
Tax payable				2	(1)	1
Public duties payable	15	(3)	12	16	(2)	14
Other current liabilities	212	(59)	153	245	(35)	210
Total current liabilities	**227**	**(62)**	**165**	**263**	**(38)**	**225**
Total equity and liabilities	**1 458**	**(93)**	**1 365**	**1 667**	**(70)**	**1 596**

*) At 31.12.2004 the group owns 1 669 176 own shares at a nominal value of approximately USD 5 million.

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Note 20 Transition to IFRS cont from previous page

Equity and income statement reconciliation

The overview is based on figures after the change in consolidation method for 29 units in the maritime services segment. See note 17 for line-by-line restatement of the figures.

USD mill	**Equity**
NGAAP 31.12.2003	**580**
Depreciations	56
Goodwill / intangible assets	(6)
Pensions	(39)
Dividend accrual	7
Deferred tax	10
Other	(1)
IFRS adjustments opening balance	**26**
IFRS 01.01.2004	**606**
Profit 2004	168
Currency translation / other adjustments	1
Purchase own shares	(3)
Dividends	(37)
IFRS 31.12.2004	**736**

USD mill.	
NGAAP resultat 2004	**158**
Depreciations	9
Goodwill / intangible assets	3
Pensions	(3)
Dividend accrual	3
Deferred tax	(1)
Other	3
IFRS adjustments 2004	**14**
IFRS income statement	**171**

Note 20 Transition to IFRS cont from previous page

Key figures income statement per business area

The overview is based on figures after the change in consolidation method for 29 units in the maritime services segment.
See note 17 for line-by-line restatement of the figures.

USD mill 2004	TOTAL			SHIPPING			LOGISTICS			MARITIME SERVICES			HOLDING		
	NGAAP	Adjust.	IFRS	NGAAP	Adjust.	IFRS	NGAAP	Adjust.	IFRS	NGAAP	Adjust.	IFRS	NGAAP	Adjust.	IFRS
Income statement															
Total operating income	1 147	(703)	445	753	(499)	255	226	(220)	6	138		138	30	16	46
Primary operating profit	**234**	**(15)**	**219**	**204**	**(3)**	**200**	**20**	**(14)**	**6**	**26**		**26**	**(15)**	**2**	**(13)**
Depreciation & amortisation	(74)	17	(57)	(57)	11	(46)	(5)	5		(7)	2	(5)	(4)	(1)	(5)
Net operating profit	**160**	**2**	**163**	**147**	**7**	**154**	**15**	**(9)**	**6**	**18**	**2**	**20**	**(19)**	**2**	**(17)**
Net financials	(4)	5	1	(13)	1	(11)	(2)	2		1		1	10	2	12
Profit / (loss) before tax	**156**	**8**	**164**	**134**	**8**	**143**	**13**	**(7)**	**6**	**16**	**2**	**18**	**(9)**	**4**	**(5)**
Tax	1	6	7	(4)	1	(3)	(5)	5		(3)		(3)	14		13
Profit / (loss) for the period	**158**	**14**	**171**	**130**	**9**	**140**	**7**	**(1)**	**6**	**16**	**2**	**18**	**4**	**4**	**8**
Minoritiy interests	(3)		(3)							(3)		(3)			

USD mill 2004	TOTAL			SHIPPING			LOGISTICS			MARITIME SERVICES			HOLDING		
	NGAAP	Adjust.	IFRS	NGAAP	Adjust.	IFRS	NGAAP	Adjust.	IFRS	NGAAP	Adjust.	IFRS	NGAAP	Adjust.	IFRS
Balance sheet															
Fixed assets	759	(34)	725	664	(39)	625				41	3	44	54	2	56
Investments in associates and JV's	381	43	424	160	13	173	160	30	190	20		20	41		41
Long-term receivables	25	65	90	6	39	45				34		34	(15)	26	11
Current assets	502	(145)	357	251	(144)	107				140		140	111	(1)	110
Total assets	**1 667**	**(71)**	**1 596**	**1 081**	**(130)**	**951**	**160**	**30**	**190**	**235**	**3**	**238**	**191**	**26**	**217**
Equity	669	67	736	437	22	459	160	30	190	86	(2)	84	(14)	17	3
Long-term liabilities	736	(101)	635	536	(126)	410				19	5	24	181	20	201
Short-term liabilities	262	(37)	225	108	(26)	82				130		130	24	(11)	13
Total equity and liabilities	**1 667**	**(71)**	**1 596**	**1 081**	**(130)**	**951**	**160**	**30**	**190**	**235**	**3**	**238**	**191**	**26**	**217**
Investments in fixed assets	**148**	**(20)**	**128**	**129**	**(20)**	**109**				**16**		**16**	**3**		**3**

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The Wilh. Wilhelmsen group will convert from Norwegian generally accepted accounting standards (NGAAP) to the International Financial Reporting Standards (IFRS) in 2005.

The intention of this transition report is to provide users of the WW group's financial statements with a guide to the effects of converting from NGAAP to the IFRS affects WW's consolidated financial statements.

IFRS 1 provides guidelines for first-time adopters of the IFRS, and requires the WW group to:

- prepare an opening balance sheet at 1 January 2004, the date of conversion to the IFRS
- select suitable accounting policies, and apply these retrospectively to all the periods presented in the first IFRS financial statements
- consider whether to apply any of the 10 exemptions from retrospective application
- apply the four mandatory exemptions from retrospective application
- explain the transition and changes from NGAAP to IFRS figures.

In addition to the above, the group has prepared an income statement for 2004 and an opening balance sheet at 1 January 2004.

IMPLEMENTING IFRS 1

– EXEMPTIONS FROM RETROSPECTIVE APPLICATION OF THE IFRS

The group has applied the following voluntary and mandatory exemptions in IFRS 1:

- it has decided to restate all business combinations dating back to January 2002, mainly to re-measure two material share acquisitions in the CAT/GAL and EUKOR companies
- all significant group companies are converting to the IFRS at the same date
- fixed assets will be measured at historical cost rather than fair value at the conversion date
- deferred recognition of actuarial gains and losses deriving from the group's defined benefit pension plan (corridor) at the conversion date and the effect of adjusting the market value of pension assets and obligations are recognised in equity
- cumulative translation adjustments are set to zero and reclassified to other equity in the accounts
- IAS 32 and IAS 39 will be adopted at 1 January 2005, without restating comparative figures for 2004 related to financial instruments and hedging transactions.

Exemptions available in IFRS 1 which are not specifically mentioned above are either not applicable to or immaterial for WW's consolidated financial statements.

WW GROUP – NOTES TO THE IFRS FINANCIAL STATEMENTS

- MATERIAL IFRS CHANGES COMPARED WITH NGAAP

The effect of the change in accounting standards includes the accounting principles outlined below.

1. BUSINESS COMBINATIONS

- CAT/GAL AND EUKOR ACQUISITIONS RESTATED

First-time adopters of the IFRS must apply IFRS 3 to transactions after the conversion date, but have a choice of whether to restate prior acquisitions in accordance with the standard. The option is available for all acquisitions from the earliest date selected for restatement.

All acquired assets, including intangible ones, in a business combination must be identified and valued. The purchase price is then allocated across the fair value of these assets and liabilities, with any residual value allocated to goodwill. Goodwill is deemed to have an indefinite useful life and will not be amortised under the IFRS.

The purchases of CAT/GAL and EUKOR are the two material acquisitions which have been made by the group in the past few years. The group has decided to capitalise on the opportunity to restate acquisitions made from January 2002. A substantial part of the NGAAP goodwill will be reclassified to customer contracts. Because customer contracts have a definite life, an annual linear amortisation expense will be charged to the income statement under the IFRS.

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2. JOINT VENTURES

- EQUITY ACCOUNTING METHOD CHOSEN

IAS 31 permits both equity and proportionate accounting methods to be used. The chosen method must be applied consistently to all joint ventures. Under NGAAP, the WW group has mixed the two methods.

The equity method provides a fair summary of the group's financial position. The group has decided to apply the equity method for consolidating joint ventures. In day-to-day operations, management uses the proportionate method as a basis for financial decision-making.

An income statement based on proportionate consolidation, covering the joint ventures in the shipping and logistics segments, will be included as supplementary information when presenting interim reports to the market.

3. FINANCIAL INSTRUMENTS

- HEDGE ACCOUNTING – VOLATILE INCOME STATEMENT

As part of the day-to-day business, the group's results are exposed to fluctuations in exchange rates, interest rates and bunkers prices. Financial hedging strategies have been established to reduce the overall effect of fluctuations in the financial markets. Some of these hedging instruments, such as bunkers hedges, do not meet the hedge accounting criteria under IAS 32/39. Unrealised fluctuations in market valuations for these instruments will be recognised immediately in the income statements.

4. SEGMENT REPORTING

- NEW SEGMENT DEFINITIONS

Shipping
This segment is engaged in deepsea transport of cars, roll-on roll-off cargo and project cargo. Its main customers are global car manufacturers and manufacturers of agriculture and other high and heavy equipment. The customer's cargo is carried in a worldwide transport network. This is the group's capital-intensive segment.

Logistics
This segment has much the same customer groups as shipping. Customers operating globally are offered sophisticated logistics services. The segment's primary assets are human capital (expertise and systems) and customer contacts reflected in long-term relationships.

Maritime services
Wilhelmsen Maritime Services offers ship management, crewing, port agency and related services through a worldwide network of more than 280 offices in 72 countries..

Holding
This segment includes shipping activities which fail to meet the definition for other core activities. These includes the group's fleet of small offshore vessels in south-east Asia and the Middle East, as well as the Dockwise N.V. heavy transport company (both consolidated by the equity method). Corporate WW activities and expenses, and the effect of eliminating inter-company transactions, are also included in this segment.

5. TAXES

- NO CHANGE FROM NGAAP: DEFERRED TAX ON SHIPPING INCOME SET AT USD 0

No provision has been made for deferred tax in group companies subject to the Norwegian tonnage tax regime,. A provision for income tax in these companies will be made when the annual general meeting has resolved to pay a dividend.

6. REVENUE RECOGNITION

- NO CHANGE FROM NGAAP

The revenue recognition principle will remain the same. The percentage of completion method will be retained for the shipping segment under the IFRS. This means that revenues and expenses related to vessel voyages are accrued on the basis of the number of days that the voyage lasts before and after the end of the accounting period.

7. INCOME STATEMENT – PRESENTATION SET-UP

- NEW SET-UP: SEQUENCE OF ACCOUNTING LINES CHANGED

In principle, the income statement has the same accounting lines. Expenses are classified by their nature (depreciation, vessel expense, wages and so forth), and are not reallocated by function (cost of sales method). A few accounting lines specific to the shipping industry have been included in the IFRS set-up (charter expenses, vessel expenses and voyage expenses). Payroll costs for seafarers, amounting to USD 22 mill in 2004, have been reclassified from other operating expenses to wages and remuneration.

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Share of profits from associates and joint ventures is reclassified from net financial items and is now included in net operating profit.

8. FIXED ASSETS

- DECOMPOSITION OF FIXED ASSETS
- VESSEL RESIDUAL VALUE IMPLEMENTED IN DEPRECIATION PLAN
- USEFUL LIFE/RESIDUAL VALUE ASSUMPTIONS CHANGE ANNUALLY
- DOCKING EXPENSES "INCLUDED IN" DEPRECIATION
- VOLATILE INCOME STATEMENT

Each part of a fixed asset which is significant for the total cost of the item will be depreciated separately. Components with similar useful lives will be included in a single component. An analysis of the group's fleet concluded that vessels based on a pure car truck carrier/roll-on roll-off design do not need to be decomposed.

The estimated residual value and expected useful life are reviewed at each balance sheet date and, where they differ significantly from previous estimates, depreciation charges will be changed accordingly. The cost of major renovations and periodic maintenance of vessels is capitalised and depreciated over the expected useful life of the parts replaced. Normal vessel docking expenses will be depreciated over the useful life, usually until the next docking.

9. INTANGIBLE ASSETS

- GOODWILL RECLASSIFIED TO CUSTOMER CONTRACTS

Capitalised expenses related to intangible fixed assets are amortised over the expected useful life in accordance with the straight-line method.

10. IMPAIRMENTS

- IMPAIRMENT IMMEDIATELY FOR FALL IN ASSET VALUE
- VOLATILE INCOME STATEMENT

Property, fixtures, vessels and intangible assets are reviewed for potential impairment whenever changes in circumstances or events indicate that the book value of assets may not be recoverable. For the purposes of assessing impairment, assets are grouped at the lowest level for which identifiable independent cash inflows exist. Impairment testing of vessels with a similar design, organised and operated as a fleet, are evaluated for impairment on the basis that the whole fleet is the lowest cash-generating unit.

11. PENSIONS

- CORRIDOR RECOGNISED AGAINST EQUITY

Cumulative actuarial gains and losses at the conversion date to the IFRS are recognised directly against other equity.

12. CLASSIFICATION IN BALANCE SHEET

- RECLASSIFICATION OF NEXT YEAR'S LOAN INSTALMENTS
- DIVIDEND REMAINS EQUITY UNTIL APPROVED BY AGM
- RIGHT TO OFFSET ASSETS AND LIABILITIES LIMITED UNDER THE IFRS

Next year's instalment on long-term borrowings is reclassified to a current liability.

Dividend distribution continues to be treated as equity until approved by AGM.

In general, the IFRS does not allow offsetting of assets and liabilities.

INCOME STATEMENT
WILH. WILHELMSEN ASA

NOK mill	Note	2005	2004	2003
Operating income	1	**55**	**71**	**77**
Operating expenses				
Wages and remunerations	2	(117)	(156)	(98)
Depreciation	5	(5)	(6)	(7)
Other operating expenses	3	(91)	(151)	(104)
Total operating expenses		**(213)**	**(313)**	**(209)**
Net operating profit/(loss)		**(158)**	**(242)**	**(132)**
Financial income and expenses				
Financial income	3	634	274	640
Financial expenses	3	(88)	(203)	(31)
Financial instruments	3	(258)	112	(119)
Net financial items		**288**	**183**	**490**
Profit/(loss) before taxes		**130**	**(59)**	**358**
Taxes	4	(9)	88	(40)
Profit/(loss) after tax		**121**	**29**	**318**
Transfers and allocations				
(To)/from equity		127	361	(119)
Dividends		(248)	(390)	(199)
Total transfers and allocations		**(121)**	**(29)**	**(318)**

BALANCE SHEET
WILH. WILHELMSEN ASA

NOK mill	Note	31.12.05	31.12.04	31.12.03
Fixed assets				
Deferred tax asset	4	137	146	59
Intangible assets	5	1	1	2
Fixtures	5	9	13	14
Investments in subsidiaries	6	1 958	1 911	1 852
Investments in associates	7	1 571	1 571	963
Other long-term assets	8	1 226	1 026	885
Total fixed assets		**4 902**	**4 668**	**3 775**
Current assets				
Other current assets	8	188	119	530
Short-term financial investments	9	532	495	388
Financial instruments	8		154	42
Cash and bank deposits	10	359	128	111
Total current assets		**1 079**	**896**	**1 071**
Total assets		**5 981**	**5 564**	**4 846**
Equity				
Paid-in capital	11	993	993	993
Own shares	11	(32)	(33)	(34)
Retained earnings	11	1 656	2 019	2 393
Total equity		**2 617**	**2 979**	**3 352**
Provisions for liabilities				
Pension liabilities	12	320	326	322
Total provisions for liabilities		**320**	**326**	**322**
Long-term liabilities				
Long-term interest-bearing debt	13	2 546	1 798	985
Other long-term liabilities	8	93	176	7
Financial instruments	8	25		
Total long-term liabilities		**2 664**	**1 974**	**992**
Current liabilities				
Public duties payable		16	15	14
Payable taxes	4			14
Other current liabilities	8	364	270	152
Total current liabilities		**380**	**285**	**180**
Total equity and liabilities		**5 981**	**5 564**	**4 846**

Lysaker, 13 March 2006

Wilhelm Wilhelmsen	Leif T Løddesøl	Helen Juell	Odd Rune Austgulen	Bettina Banoun	Diderik Schnitler	Ingar Skaug
chair	deputy chair					chief executive

CASH FLOW STATEMENT
WILH. WILHELMSEN ASA

NOK mill	2005	2004	2003
Cash flow from operating activities			
Income before taxes	130	(59)	358
Taxes paid in the period		(15)	(3)
Tap/(gevinst) ved salg av driftsmidler		12	2
Depreciation and write-down	5	6	7
Changes in market value - trading portfolio	(37)	(107)	(60)
Changes in receivables/liabilities	(73)	(36)	(474)
Difference expensed pension and premium paid	(6)	4	16
Change in other periodic accruals	(169)	137	24
Net cash provided by/(used in) operating activities	**(150)**	**(58)**	**(130)**
Cash flow from investing activities			
Proceeds from sale of fixed assets	7	3	2
Investments in fixed assets	(8)	(6)	(8)
Proceeds from investment in subsidiaries and other companies		370	530
Payment to investment in subsidiaries and other companies	(23)	(611)	(9)
Changes in other investments			8
Net cash flow provided by/(used in) investing activities	**(24)**	**(244)**	**523**
Cash flow from financing activities			
Proceeds from issuance/(repayment) of debt	819	583	(212)
Purchase of own shares	(24)	(23)	(8)
Paid-in equity		10	7
Dividends paid	(390)	(251)	(285)
Net cash flow provided by/(used in) financing activities	**405**	**319**	**(498)**
Net increase/(decrease) in cash and cash equivalents	**231**	**17**	**(105)**
Cash and cash equivalents at 01.01	128	111	216
Cash and cash equivalents at 31.12	**359**	**128**	**111**
Restricted bank deposits at 31.12			
Payroll tax withholding account	7	8	5

ACCOUNTING PRINCIPLES
WILH. WILHELMSEN ASA

Wilh. Wilhelmsen ASA (the company) is domiciled in Norway. The reporting currency is the Norwegian krone (NOK).

The annual accounts were adopted by the board of directors on 13 March 2006.

The annual accounts have been prepared in accordance with the Norwegian Accounting Act and generally-accepted accounting principles (NGAAP).

The accounts have been prepared under the historical cost convention as modified by the revaluation of financial assets and liabilities (including financial derivatives) at fair value through the income statement.

Preparing financial statements in conformity with NGAAP requires the management to make use of estimates and assumptions which affect the application of the accounting principles and the reported amounts of assets and liabilities, revenues and expenses. Estimates and associated assumptions are based on historical experience and other factors regarded as reasonable in the circumstances. These calculations form the basis for assessing the capitalised value of assets and liabilities which do not find clear expression from other sources. The actual result can vary from these estimates.

The accounting principles outlined below have been applied consistently for all the periods presented in the accounts.

FOREIGN CURRENCY TRANSLATION

TRANSACTIONS AND BALANCE SHEET ITEMS

Monetary items and market-based financial current assets are stated at the current rate of exchange, and fixed assets are translated at the exchange rate prevailing on the transaction date. The average exchange rate for the period is used for translating revenues and expenses. Unrealised and realised currency gain or loss is recognised in the income statement.

TANGIBLE FIXED ASSETS

Fixtures are stated at historical cost. Depreciation is calculated on a straight-line basis.

The carrying value of fixed assets equals the historical loss less accumulated depreciation and any impairment charges.

The depreciation charge will reflect expected residual value.

Other tangible fixed assets are depreciated over the following expected useful lives;

Fixtures	3-10 years

INTANGIBLE FIXED ASSETS

Amortisation of intangible fixed assets is based on the following expected useful lives;

Computer software	3-5 years
Other intangible assets	5-10 years

COMPUTER SOFTWARE

Computer software and start-up licences are capitalised in the balance sheet. Costs related to software licences, development or maintenance are expensed as incurred. Costs directly associated with the development of identifiable software owned by the company, with an expected useful life of more than one year, are capitalised. Direct costs embrace software development personnel and a share of relevant overheads. Capitalised computer software developed in-house is amortised using the straight-line method over its expected useful life.

OTHER INTANGIBLE ASSETS

Capitalised expenses related to other intangible fixed assets are amortised over the expected useful lives in accordance with the straight-line method.

IMPAIRMENT OF NON-FINANCIAL ASSETS

Fixtures and intangible assets are reviewed for potential impairment whenever changes in circumstances or events indicate that the book value of assets may not be recoverable. For the purposes of assessing impairment, assets are grouped at the lowest level for which identifiable independent cash inflows exist (cash-generating units). An impairment loss is the amount by which the carrying amount of an asset exceeds its recoverable amount. The recoverable amount is the higher of its fair value less sales costs and its value in use. The value in use is the present value of the future cash inflows expected to be derived from the asset.

An impairment loss recognised in prior periods will be reversed if a change has occurred in the estimates used to determine the recoverable amount of the asset. A loss in the event of a change in value is only reversed to the extent that the asset's carrying amount does not exceed the carrying value which would have been determined, net of depreciation or amortisation, had no impairment charge been recognised in prior periods.

FINANCIAL ASSETS

The company classifies its financial assets in the following categories: trading financial assets at fair value through the income statement, investments held to maturity, and financial assets available for sale. The classification depends on the purpose of the asset. Management determines the classification of financial assets at their initial recognition.

GROUP COMPANIES
The category consists of subsidiaries and associated companies. This type of investment is stated at the lower of historical cost and fair value. Dividends and group contribution received are classified as financial income, unless the payment in reality represents a reduction in and repayment of previously paid-in equity.

TRADING FINANCIAL ASSETS AT FAIR VALUE THROUGH THE INCOME STATEMENT
This category consists of financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of profit from short-term price gains. Derivatives are also placed in this category unless designated as hedges. Assets in this category are classified as current.

INVESTMENTS HELD TO MATURITY
Investments held to maturity are non-derivative financial assets with fixed or predictable payments and fixed maturities which management has a real intention and ability to hold until maturity.

FINANCIAL ASSETS AVAILABLE FOR SALE
Financial assets available for sale are non-derivatives which are either designated in this category or not classified in any of the other categories. They are included in tangible fixed assets to the extent that management does not intend to dispose of the investment within 12 months of the balance sheet date.

All financial assets are initially recognised at fair value plus transaction costs. Financial assets carried at fair value in the income statement are recognised at the date of acquisition at fair value and the transaction costs expensed. Financial assets available for sale which are carried at fair value in the income statement are recognised at the date of acquisition at fair value and the transaction costs expensed.

Unrealised changes in the value of equity instruments classified as available for sale are charged directly to equity. Realised gains and losses are recognised in the income statement in the period they arise.

RECEIVABLES

Receivables are recognised at face value less provision for bad debts.

Non-interest-bearing long-term receivables are measured at net present value.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash in hand and deposits held at call with banks.

SHARE CAPITAL AND TREASURY SHARES

When the company purchases its own shares, the consideration paid – including any attributable transaction costs net of income tax – is deducted from the equity attributable to the company's shareholders until the shares are cancelled, reissued or sold. Should such shares subsequently be sold or reissued, any consideration received is included in shareholders' equity.

DIVIDEND

Dividend payments to the shareholders are recognised as a liability in the financial statements at 31.12.

LOANS

Loans are recognised at fair value when the proceeds are received, net of transaction costs. In subsequent periods, loans are stated at amortised cost using the effective yield method. Any difference between proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the term of the loan.

Loans are classified as current liabilities unless the group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

DEFERRED TAX

Deferred tax is calculated using the liability method on all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred income tax is determined using tax rates and laws which have been substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability settled.

Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available, and that the temporary differences can be deducted from this profit.

PROVISIONS

The company makes provisions for restructuring costs and legal claims when a legal or constructive obligation exists as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation, and the amount can be estimated with a sufficient degree of reliability. Provisions are not made for future operating losses.

REVENUE RECOGNITION

Income is recognised when it has been earned.

SHARE-BASED COMPENSATION

The company has an option programme for senior management. The granting date was 1 January 2005. The total amount expensed over the earning period is calculated on the basis of the fair value of the options granted. The counterpart entry is an increase in equity.

Participants in the programme can elect to exercise the options granted unconditionally, provided they remain employed by the group, at any time up to 31 December 2007.

FINANCIAL INSTRUMENTS

Derivatives are usually recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured on a continuous basis at their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The group designates certain derivatives as either hedges of fair value of recognised assets and liabilities (fair value hedge), or hedges of highly probable forecast transactions (cash-flow hedges).

At the date of the hedging transaction, the group documents the relationship between hedging instruments and hedged items, as well as the object of its risk management and the strategy underlying the various hedge transactions. The group also documents the extent to which the derivatives used are effective in smoothing the changes in real value or cash flow associated with the hedge items. Such assessments are documented both initially and on an ongoing basis.

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. The fair value of financial instruments not traded in an active market is determined using valuation techniques, such as the discounted value of future cash flows. Independent experts verify the value determination for instruments which are considered material.

FAIR VALUE HEDGES

Changes in the fair value of derivatives which are designated and qualify as fair value hedges are recognised in the income statement, together with any changes in fair value which can be attributed to the hedged asset or liability.

CASH-FLOW HEDGE

The effective portion of changes in the fair value of derivatives designated as cash-flow hedges are recognised directly in equity. Gain and loss on the ineffective portion is recognised in the income statement. Amounts recognised directly in equity are recognised as income or expense in the income statement in the period when the hedged liability or planned transaction will affect the income statement.

DERIVATIVES WHICH DO NOT QUALIFY FOR HEDGE ACCOUNTING

Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any derivative instruments which do not qualify for hedge accounting are recognised in the income statement.

PENSION OBLIGATIONS

Group companies have various pension schemes. These schemes are generally funded through payments to insurance companies or pension funds on the basis of periodic actuarial calculations. The group has both defined contribution and defined benefit plans.

A defined contribution plan is one under which the group pays fixed contributions to a separate legal entity. The group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

A defined benefit plan is one which is not a defined contribution plan. This type of plan typically defines an amount of pension benefit an employee will receive on retirement, normally dependent on one or more factors such as age, years of service and pay.

The liability recognised in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, adjusted for unrecognised actuarial gains or losses and unrecognised costs related to pension earnings in earlier periods. The pension obligation is calculated annually by independent actuaries using a straight-line earnings method. The present value of the defined benefit obligations is determined by discounting the estimated future cash outflows using interest rates for high-quality corporate bonds which are denominated in the currency in which the benefits will be paid, and which have terms to maturity approximating to the terms of the related pension liability.

Actuarial gains and losses arising from new information or changes to actuarial assumptions in excess of the higher of 10% of the value of the pension assets or 10% per cent of the pension obligations are recognised in the income statement over the expected average remaining working lives of the employees.

Changes in pension plan benefits are recognised immediately in the income statement unless rights in the new pension plan are conditional on the employee remaining in service for a specific period of time (the vesting period). In that case, the costs associated with the change in benefit are amortised on a straight-line basis over the vesting period.

For defined contribution plans, the group pays contribution to publicly- or privately-administered pension insurance plans on an obligatory, contractual or voluntary basis. The group has no further payment obligations once the contributions have been paid. The contributions are recognised as a payroll expense when they fall due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

IMPORTANT ACCOUNTING ESTIMATES AND ASSUMPTIONS

The company prepares estimates and makes assumptions about the future. By definition, the accounting estimates derived from these will seldom accord fully with the final outcome. Estimates and assumptions which represent a substantial risk for significant changes in the stated value of assets in the balance sheet during the next fiscal year are discussed below.

INCOME TAX

Tax is recognised as an expense when it falls due. In other words, the tax expense is related to the accounting profit/loss before tax. The tax expense comprises tax payable and change in net deferred tax. Deferred tax and deferred tax assets are presented net in the balance sheet.

RELATED PARTIES

The company has transactions with its associated companies and joint ventures. These contracts are based on commercial market terms.

See note 2 for information relating to remuneration for the directors, the working chair and the chief executive, as well as loans and security provided to employees.

COMPARATIVE FIGURES

Where necessary, comparative figures have been adjusted to conform with the presentation for the present year.

Note 1 Gross revenue

NOK mill	2005	2004	2003
Operating income			
Intercompany income	54	58	60
Other external income	1	13	17
Total other operating income	**55**	**71**	**77**

Note 2 Wages and remuneration

NOK mill	2005	2004	2003
Wages	56	72	44
Payroll tax	18	11	12
Pension cost	26	36	33
Other remuneration	17	37	9
Total wages and remuneration	**117**	**156**	**98**
Average number of employees	54	61	60

Remuneration (NOK 1 000)	Board	Executive chair	Chief executive
Wages/fees	2 561	4 222	4 387
Pension premium			2 267
Other remuneration	109	112	204
Total	**2 670**	**4 334**	**6 858**

The chief executive has a bonus scheme which gives him the right to a maximum of 6 monthly salary payments in bonus. The chief executive has the right to a life-long pension constituting 66 per cent of his annual salary at retirement. Likewise, the chair of the board has the right to a life-long pension constituting 66 per cent of his remuneration at retirement. The chief executive also has an agreement on reducing his workload between the ages of 63 and 67, without cutting the pension entitlement outlined above, with a corresponding reduction in salary to 66 per cent of his final salary at the age of 67.

The chief executive also has an agreement on severance pay which gives him the right to receive 75 per cent of his annual salary for 18 months after he leaves the company as the result of a merger, substantial changes in ownership or a decision by the board of directors. Possible other income received during the period will reduce this severance pay by 50 per cent. Such a reduction would come into force 6 months after his departure.

cont.next page

Loans and guaranties

	Employees	Board	Executive chair	Chief Executive
Loans (NOK 1 000)	271	0	0	0

Employees are charged 2.5 per cent interest.
No security has been provided for the loans.

Audit (NOK 1 000)

Statutory audit fee	568
Agreed-upon procedures - auditors	659
Tax services - auditors' associates	1 526
Other consultancy fees - auditors	325
Total	**3 078**

Shares owned or controlled by representatives of Wilh. Wilhelmsen ASA as of 31.12.05

Navn	A shares	B shares	Total	Per cent of total shares	Per cent of voting stock
BOARD OF DIRECTORS:					
Wilhelm Wilhelmsen (chair)	20 295 940	2 383 144	22 679 084	45.69 %	55.07 %
Leif T Løddesøl (deputy chair)	1 152		1 152		
Odd Rune Austgulen	136	40 000	40 136		
Bettina Banoun	200		200		
Helen Juell	20 188		20 188		
Diderik Schnitler	2 000		2 000		

	A shares	B shares	Total	Outstanding stock options at 31.12.05
EXECUTIVES:				
Ingar Skaug (chief executive/alternate director)	15 044	1 550	16 594	20 000
Sjur Galtung (deputy chief executive/alternate director)	53 382	24 478	77 860	5 000
Arild B Iversen (senior vice president)	2 184	10 050	12 234	10 000
Cecilie Stray (vice president corporate communications)			0	7 500
Dag Schjerven (President Wilhlemsen Maritime Services AS)			0	10 000

Option programme for senior executives

The Board of Directors of Wilh. Wilhelmsen ASA (WW) resolved in a Board Meeting held on 28 October 2004 to renew the Stock Option Programme for employees at management level in the company, and in its associated subsidiaries. This programme was originally introduced in February 2000 and expired in 31 December 2004.

At the same time, the Board decided to allocate 335 000 shares of Class A shares in WW, currently owned by the company, to the programme, and authorised the group chief executive to decide who should be offered an option to purchase shares under the programme. The group chief executive has decided to use the authority granted, and, in a letter 3 December 2004, offered a select group of employees the opportunity to participate in the programme.

The options must be exercised in the period from 1 January 2005 - 31 December 2007. The strike price will be the average market price for shares of Class A on the Oslo Stock Exchange in the month of December 2004, which was NOK 148 per share. A new average market price closer to the option grant date will be established for personnel who join the programme at a later date.

cont next page

Note 2 Wages and remuneration cont from previous page

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:	2005 Average exercise price in NOK per share	Number of options
At 01.01		
Granted		320 000
Exercised	203.5	(81 000)
Outstanding options 31.12		**239 000**

The real value of the options granted during the period has been calculated with aid of the Black-Scholes option pricing model. This calculation assumes that the options will be exercised after 12 months. Volatility measured by the standard deviation for the expected share yield is based on a statistical analysis of the average daily share price over the next three years.

The cost will be allocated over the earning period. Since the options granted can be exercised from day one, NOK 12.2 million has been recognised directly in the accounts as the total cost.

A provision of NOK 4.8 million has been made at 31 December for payroll tax on the difference between the fair value and the strike price of outstanding options.

Note 3 Combined items, income statement

NOK mill	2005	2004	2003
Other operating expenses			
Intercompany expenses	2	1	1
Bad debts			(2)
Sales and administration expenses	89	150	105
Total other operating expenses	**91**	**151**	**104**
Financial income			
Dividend from subsidiaries and group contribution	313	121	385
Dividend	12	13	7
Interest income	17	10	10
Interest income from subsidiaries	47	36	31
Net currency gain	115		119
Return on short-term financial investments	130	94	88
Total financial income	**634**	**274**	**640**
Financial expenses			
Interest expenses	(85)	(33)	(23)
Interest expenses to subsidiaries	(3)	(1)	(1)
Net currency loss		(167)	(5)
Other financial items		(2)	(2)
Total financial expenses	**(88)**	**(203)**	**(31)**
Financial instruments			
Change in market value financial instruments	(258)	112	(119)
Total financial instruments	**(258)**	**112**	**(119)**
Net financial items	**288**	**183**	**490**

Note 4 Taxes

NOK mill	2005	2004	2003
Distribution of tax expenses for the year			
Payable taxes			26
Change in deferred tax	9	(88)	14
Total taxes	**9**	**(88)**	**40**
Tax effect of temporary differences			
Fixtures	20	(1)	35
Current assets	(21)		
Long term liabilities/provisions for liabilities	(95)	(98)	(94)
Tax losses carried forward	(40)	(47)	
Total deferred tax (deferred tax asset)	**(137)**	**(146)**	**(59)**
Composition of deferred tax and changes in deferred tax			
Deferred tax 31.12 last year	(146)	(59)	(27)
Deferred tax 01.01 implementation effect			(46)
Change in deferred tax credited to the income statement	9	(88)	14
Defered tax (Deferred tax assets) 31.12.	**(137)**	**(146)**	**(59)**
Basis for tax computation			
Income before taxes	130	(59)	358
28% tax	**36**	**(17)**	**100**
Tax effect from			
Permanent differences	7	5	1
Non-taxable income	(34)	(76)	(61)
Calculated tax	**9**	**(88)**	**40**
Effective tax rate	**7%**	**-**	**11%**

Note 5 Intangible and fixed assets

NOK mill	Intangible assets	Fixtures
Cost price 01.01	4	26
Additions	1	7
Disposals	(3)	(14)
Cost price 31.12	**2**	**19**
Accumulated ordinary depreciation 01.01	3	13
Accumulated ordinary depreciation 31.12	1	10
Book value 31.12	**1**	**9**
Current year's depreciation	**1**	**5**
Economic lifetime	Up to 3 years	3-10 years
Depreciation schedule	Straight line	Straight line

Note 6 Investments in subsidiaries

Investments in subsidiaries are recorded at cost. Where a reduction in the value of shares in subsidiaries is considered to be permanent and significant, a write down to net realisable value is recorded.

Company	Business office Country	Voting share Ownership share	Book value (NOK 1 000)
Njord Insurance Company Ltd.	Bermuda	100 %	3 611
Strandveien 20 ANS	Norway	99 %	139 587
Unitor AS*	Norway	1 %	16 215
Wilh. Wilhelmsen (Asia) Sdn. Bhd.	Malaysia	100 %	1 875
Wilh. Wilhelmsen (Hong Kong) Ltd.	Hong Kong	100 %	50
Wilh. Wilhelmsen Netherlands B.V.	Netherlands	100 %	310 273
Wilhelmsen Forbes Energy Logistics Ltd.	Mauritius	100 %	75
Wilhelmsen Insurance Services AS	Norway	100 %	50
Wilhelmsen Lines AS	Norway	100 %	650 050
Wilhelmsen Lines Shipowning Holding AS	Norway	100 %	2 252 686
Wilhelmsen Maritime Services AS	Norway	100 %	293 440
Wilhelmsen Offshore & Chartering AS	Norway	100 %	75 330
WilService AS	Norway	100 %	7 613
Deferred income intragroup transaction	Norway		(1 792 837)
Sum datterselskap			**1 958 019**

* At 31 December 2005, Unitor AS is owned by three companies in the Wilh. Wilhelmsen ASA group.

Note 7 Investments in joint ventures and associates

Investments in joint ventures are recorded at cost. Where a reduction in the value of shares is considered to be permanent and significant, a write down to net realisable value is recorded.

Company	Business office Country	Voting share Ownership share	Book value (NOK 1 000)
Joint ventures			
EUKOR Car Carriers Inc.	Republic of Korea	40.0 %	959 892
EUKOR Car Carriers Singapore Pte. Ltd.	Singapore	40.0 %	178
EUKOR Shipowning Singapore Pte. Ltd.	Singapore	40.0 %	102
Associates			
Glovis Co. Ltd.	Republic of Korea	20.0 %	610 620
Total investments in joint ventures and associates			**1 570 792**

Note 8 Combined items, balance sheet

NOK mill	2005	2004	2003
Other long-term assets			
Loans to subsidiaries	1 196	999	859
Other long-term assets	30	27	26
Total long-term assets	**1 226**	**1 026**	**885**
Of which long-term debtors falling due for payment later than one year:			
Loans to subsidiaries	1 160	990	849
Other long-term assets	36	25	25
Total long-term assets due after one year	**1 196**	**1 015**	**874**
Other current assets			
Short-term intercompany receivable	173	86	511
Other current receivables	15	33	19
Total other current assets	**188**	**119**	**530**
Other long-term liabilities			
Loans from subsidiaries	72	155	
Other long-term liabilities	21	21	7
Total other long-term liabilities	**93**	**176**	**7**
Other current liabilities			
Dividend	248	192	50
Intercompany payable	18	28	65
Other current liabilities	98	50	37
Total other current liabilities	**364**	**270**	**152**
Financial instruments			
Cash flow hedging	(25)	154	42
Total financial instruments	**(25)**	**154**	**42**

Note 9 Short-term financial investments

NOK mill	**Market value**	
	2005	**2004**
Norwegian listed stocks	94	226
Bonds NOK	141	10
Bonds USD	157	90
Structured products NOK	30	43
Structured products USD	74	105
Other financial instruments	36	21
Total short-term financial investments	**532**	**495**

Note 10 Restricted bank deposits and undrawn committed drawing rights

NOK mill	2005	2004	2003
Payroll tax withholding account	7	8	5
Undrawn committed drawing rights	1 180	608	716

Note 11 Equity

NOK mill	Share capital	Own shares	Retained earnings	Total
Equity 31.12.2003	993	(34)	1 748	2 707
Net equity effects of pension obligations			(117)	(117)
Recognised deferred income intragroup transaction			762	762
Equity 01.01.2004	**993**	**(34)**	**2 393**	**3 352**
Current year's change in equity				
Purchase of own shares		(5)	(16)	(21)
Options employees		5	5	10
Group contribution			(2)	(2)
Proposed dividend			(192)	(192)
Dividend paid - October			(198)	(198)
Net income			29	29
Equity 31.12.2004	**993**	**(33)**	**2 019**	**2 979**
Current year's change in equity				
Options employees		1	(13)	(12)
Withholding tax			(7)	(7)
Group contribution			(19)	(19)
Proposed dividend			(248)	(248)
Dividend paid - November			(198)	(198)
Net income			121	121
Equity 31.12.2005	**993**	**(32)**	**1 656**	**2 617**

Deferred income intragroup transactions relating to restructuring of companies in the group has been stated on the basis of a settlement in cash and shares. This has meant an equity correction of NOK 762 million at 31 December 2003, which refers to the realisation of shares in subsidiaries.

A total of 81 000 A shares were utilised in 2005 for options exercised by employees. The strike price for these options is between NOK 148 and NOK 164.

At 31 December 2005, Wilhelmsen Lines Shipowning AS owned 1 281 476 Class A shares and 241 700 Class B shares, while Wilh. Wilhelmsen ASA owned 55 000 Class A shares and 10 000 Class B shares. The total purchase price of these shares is about NOK 86 million.

The company's share capital comprises 36 856 468 Class A shares and 12 781 032 Class B shares, totalling 49 637 500 shares with a nominal value of NOK 20 each. Class B shares do not carry a vote at the general meeting. Otherwise, each share confers the same rights in the company.

Dividend paid in 2004 was NOK 1 per share in May and NOK 4 per share in October. The 2005 payments were NOK 4 per share in May and NOK 4 per share in November. The proposed dividend for fiscal 2005 is NOK 5 per share, payable in May. A decision on this proposal will be taken by the annual general meeting on 4 May 2006.

cont next page

Note 11 Equity cont from previous page

The largest shareholders in WILH. WILHELMSEN ASA

Shareholder	A shares	B shares	Total number of shares	Per cent of total shares	Per cent of voting stock
AS W WILHELMSEN	6 806 752	795 992	7 602 744	15.32	18.47
AS ORION INVEST	4 755 504	544 436	5 299 940	10.68	12.90
SKIPS AS TUDOR	4 066 556	20 000	4 086 556	8.23	11.03
ODIN NORDEN		2 544 600	2 544 600	5.13	
FOLKETRYGDFONDET	1 382 950	1 053 000	2 435 950	4.91	3.75
AS TRES	2 085 376	310 672	2 396 048	4.83	5.66
AS KASSIOPEIA	1 971 584	252 448	2 224 032	4.48	5.35
ODIN NORGE		1 804 400	1 804 400	3.64	
WILHELMSEN LINES SHIPOWNING AS	1 281 476	241 700	1 523 176	3.07	3.48
PARETO AKSJE NORGE	732 045	403 800	1 135 845	2.29	1.99
SKANDINAVISKA ENSKILDA BANKEN	125 467	942 800	1 068 267	2.15	0.34
SKAGEN VEKST	1 000 000		1 000 000	2.01	2.71
STATE STREET BANK & TRUST CO.	803 316	978	804 294	1.62	2.18
JPMORGAN CHASE BANK	224 005	385 350	609 355	1.23	0.61
STIFTELSEN TOM WILHELMSEN	370 400	226 000	596 400	1.20	1.00
SIS SEGAINTERSETTLE AG 5 PCT NOM	551 800		551 800	1.11	1.50
PARETO AKTIV	409 500	110 000	519 500	1.05	1.11
VITAL FORSIKRING ASA (OMLØP)	269 522	237 100	506 622	1.02	0.73
VERDIPAPIRFONDET AVANSE NORGE, NOR	400 376		400 376	0.81	1.09
VERDIPAPIRFONDET DNB NOR NORGE (IV)	329 900	38 200	368 100	0.74	0.90
STOREBRAND LIVSFORSIKRING AS	268 770	56 958	325 728	0.66	0.73
ODIN MARITIM		250 000	250 000	0.50	
JPMORGAN CHASE BANK	249 500		249 500	0.50	0.68
DFA-INTL SML CAP VAL PORT	245 200		245 200	0.49	0.67
SVENSKA HANDELSBANKEN DEPOT	111 700	109 800	221 500	0.45	0.30
NORDEA BANK PLC FINLAND NIFC	61 250	152 400	213 650	0.43	0.17
CREDIT SUISSE FIRST BOSTON	207 350		207 350	0.42	0.56
TUDOR SHIPHOLDING AS		200 000	200 000	0.40	
NORDEA AVKASTNING	195 542		195 542	0.39	0.53
Andre	7 950 627	2 100 398	10 051 025	20.25	21.57
Totalt	**36 856 468**	**12 781 032**	**49 637 500**	**100.00**	**100.00**

At 31 December 2005, 3 226 863 (8.76 per cent) of the A shares and 1 771 431 (13.86 per cent) of the B shares were owned by foreigners. The corresponding figures for 2004 were 3 226 863 (8.76 per cent) A shares and 1 907 011 (14.92 per cent) B shares.

Note 12 Pensions

Number of people in pension plans at 31.12	Funded			Unfunded		
	2005	2004	2003	2005	2004	2003
Employees (including disabled)	70	78	72	249	270	306
Retired employees	229	225	248	664	635	627
Total	**299**	**303**	**320**	**913**	**905**	**933**

Financial assumptions for the pension calculations:

	2005	2004	2003
Expected rate of return on assets in pension plans	5.0 %	5.5 %	7.0 %
Discount rate	4.0 %	4.5 %	6.0 %
Annual pay regulation	3.0 %	3.0 %	3.0 %
Annual regulation of National Insurance base amount	3.0 %	3.0 %	2.5 %
Annual regulation of pensions	2.0 %	2.0 %	2.0 %

Specification of pension cost:
NOK mill.

	2005	2004	2003
Interest expenses related to service expense	11	7	7
Return on assets in pension plans	25	27	29
Avkastning på pensjonsmidlene	(12)	(13)	(15)
Recognised changes in estimates and variances	1	12	12
Costs of defined contribution plan	1	3	
Net pension expense	**26**	**36**	**33**

Specification of net pension liabilities reflected in the balance sheet at 31.12
NOK mill.

	2005	2004	2003
Present value of funded obligations	(225)	(220)	(187)
Fair value of plan assets	221	216	211
Net	**(4)**	**(4)**	**24**
Present value of unfunded obligations	(350)	(355)	(329)
Unrecognised actuarial losses	59	59	4
Accrued pay roll tax	(25)	(26)	(21)
Net recognised pension liabilities	**(320)**	**(326)**	**(322)**

Note 13 Long-term interest-bearing debt

NOK mill	2005	2004	2003
Long-term interest-bearing debt			
Mortgage debt	169	304	167
Bonds	2 377	1 409	588
Certificate loans		85	230
Total long-term interest-bearing debt	**2 546**	**1 798**	**985**
Book value of mortgaged assets			
Shares			576
Repayment schedule for long-term interest-bearing debt			
Due in year 1		121	215
Due in year 2	313	216	111
Due in year 3		359	352
Due in year 4	463	304	265
Due in year 5 and later	1 770	643	
Decomposed cash flow hedging		154	42
Total long-term interest-bearing debt	**2 546**	**1 798**	**985**
Guarantee commitments			
Guarantees for group companies			35
Guarantees for associates			100
Total guarantees	**0**	**0**	**135**

Note 14 Endring av regskapsprinsipper

Financial instuments

The effect of this change for 2005 is shown below, together with comparative figures restated from the published figures for 2004 and 2003.

	2005	2004	2003
Change in value of financial instruments	(258)	112	(119)

Note 15 Events after the balance sheet date

No events occurred between the balance sheet date and the date when the accounts were presented which provide new information about conditions prevailing on the balance sheet date.

AUDITOR'S REPORT FOR 2005

We have audited the annual financial statements of Wilh.Wilhelmsen ASA as of December 31, 2005, showing a profit of NOK 121 million for the parent company and a profit of USD 191 million for the group. We have also audited the information in the directors' report concerning the financial statements, the going concern assumption, and the proposal for the allocation of the profit. The annual financial statements comprise the financial statements of the parent company and the group. The financial statements of the parent company comprise the balance sheet, the statements of income and cash flows and the accompanying notes. The financial statements of the group comprise the balance sheet, the statement of income and cash flows, the statement of changes in equity and the accompanying notes. The regulations of the Norwegian accounting act and accounting standards, principles and practices generally accepted in Norway have been applied in the preparation of the financial statements of the parent company. IFRSs as adopted by the EU have been applied in the preparation of the financial statements of the group. These financial statements are the responsibility of the Company's Board of Directors and Managing Director. Our responsibility is to express an opinion on these financial statements and on other information according to the requirements of the Norwegian Act on Auditing and Auditors.

We conducted our audit in accordance with laws, regulations and auditing standards and practices generally accepted in Norway, including standards on auditing adopted by The Norwegian Institute of Public Accountants. These auditing standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. To the extent required by law and auditing standards an audit also comprises a review of the management of the Company's financial affairs and its accounting and internal control systems. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,

- the financial statements of the parent company have been prepared in accordance with the law and regulations and give a true and fair view of the financial position of the company as of December 31, 2005, and the results of its operations and its cash flows (and the changes in equity) for the year then ended, in accordance with accounting standards, principles and practices generally accepted in Norway
- the financial statements of the group have been prepared in accordance with the law and regulations and give a true and fair view of the financial position of the group as of December 31, 2005, and the results of its operations and its cash flows and the changes in equity for the year then ended, in accordance with IFRSs as adopted by the EU
- the company's management has fulfilled its duty to produce a proper and clearly set out registration and documentation of accounting information in accordance with the law and good bookkeeping practice in Norway
- the information in the directors' report concerning the financial statements, the going concern assumption, and the proposal for the allocation of the profit are consistent with the financial statements and comply with the law and regulations

Oslo, March 13, 2006
PricewaterhouseCoopers AS

Erling Elsrud
State Authorised Public Accountant (Norway)

Note: This translation from Norwegian
has been prepared for information purposes only.







Ingar Skaug

A FRONT RUNNER WITH EXPERTISE, CAPITAL AND A GLOBAL NETWORK

Wilh. Wilhelmsen (WW) is among the front runners in each of our three segments. Through a solid and systematic commitment over many years, we have built up an international maritime group which will win a leading position in the future by concentrating on expertise development combined with purposeful use of capital and exploitation of a global organisation.

We are a world leader in shipping cars, high and heavy cargo and certain types of non-containerised cargo. Acquiring Den norske Amerikalinje (NAL) in 1995 gave us the necessary size and weight to meet developments in a car industry characterised by ever fewer and larger players. At the same time, we were able to realise substantial synergies by integrating the NAL fleet with our own vessels. Through our collaboration with Sweden's Wallenius Lines, we also became a co-owner in American Roll-on Roll-off Carrier.

The partnership with Wallenius Lines was expanded in 1999 through the creation of Wallenius Wilhelmsen Lines (now Wallenius Wilhelmsen Logistics). This gave us additional market weight, greater flexibility between cargo categories and full global coverage for our services.

Creating Korean company EUKOR together with Wallenius Lines and car manufacturers Hyundai and Kia in 2002 helped to strengthen our position even further. The EUKOR collaboration builds on a long-term contract with Hyundai and Kia for maritime transport of all their exports from Korea.

In a rapidly-changing world, the struggle in our segment of the international shipping business will primarily be over defending our share of established markets and meeting an expected expansion in demand from new sectors. Through our global coverage, we are well placed to meet this challenge. Our organisation today is efficient and flexible, and thereby able to tackle the job. It is nevertheless important to focus on continuous improvement and constant development of our employees, our organisation and our systems. We also need to secure sufficient tonnage in order to have the capacity to meet requirements in new and established markets. Together with our partners in Wallenius Lines and EUKOR, we have accordingly launched a substantial newbuilding programme for 2006-09, with 43 modern car carriers on order. Eleven of these vessels are for our account.

We are also making a strategic and long-term commitment to logistics, primarily to support our shipping activities but with a requirement for independent profitability. Today, we are involved directly or indirectly in a number of logistics companies, vehicle processing centres and port terminals in many parts of the world. The logistics companies create optimum solutions for moving products from manufacturer to end user. This commitment will continue, particularly in areas of rapid growth such as Asia and eastern Europe.

Our logistics involvement began through the former Wilhelmsen Lines, which initiated a collaboration in this area with DaimlerChrysler in Australia. Further cooperation agreements were eventually established for high and heavy cargo with customers, who included Case New Holland and John Deere.

Wallenius Lines began to offer logistics services at the same time in connection with its US operations. This commitment was stepped up with the acquisition of the Richard Lawson transport company, which had activities in the UK and Germany.

In addition to our holding in France's Compagnie d'Affrètement et de Transport, with Renault as the principal customer, we secured a substantial stake in Glovis. This Korean company has close ties with the Hyundai/Kia system. Acquiring Nissan's North American logistics company, Distribution and Auto Services (owned 50% by WWL), in 2005 and building up organisations in Australia, Thailand and China complement the creation of a global logistics system. Taken together, our activities already rank as the world's largest independent logistics operation for car and ro-ro transport. We are now well under way in tying the various units and activities together in order to achieve further efficiency improvements and synergies.

Logistics will play an even more important

cont on page 88

WW wants to maintain a high standard for its fleet, and docks the vessels every 2.5 years – more often than required. Tamerlane was docked in January 2006.

cont from page 87

role in the future. Faced with heavy cost and efficiency pressures, the world's car manufacturers will increasingly focus on their core business. Supporting our customers with optimum solutions for their logistics needs will strengthen our relations with them by making us an integrated part of their value chain.

Maritime services have a long history as a priority area for our group. Established on 1 January 2005, Wilhelmsen Marine Services (WMS) can build on the impressive organic growth of the Barwil ship agency chain and on Barber International's market position in crewing and technical/operational management of ships. Barwil ranks today as the world's largest in its field, while Barber is also among the biggest worldwide. The acquisition of ship's equipment specialist Unitor in 2005 gave us further breadth, an enhanced product range and even broader geographic coverage. This opens completely new opportunities for our businesses in the sale of products and services, in line with our strategy of continuing to develop WMS into the leading global player for maritime services. Unitor complements the range of services offered by WMS and substantially expands the potential customer base.

WMS now has the world's largest maritime network. Its companies handled 175 000 deliveries to 16 400 ships as well as 51 000 ship calls in 2005. These activities were pursued through a network covering more than 2 200 ports in 116 countries. WMS aims to be an innovator and pioneer in the maritime service sector. We will realise synergies and become more efficient, not least by making better use of the global network and by integrating IT and accounting systems.

The market for maritime services is characterised by solid growth, but is also an immature sector with a large number of small players. Some of these have already merged, and further consolidation is expected.

At the same time, both the world fleet and demand for maritime services are expanding. But competition is stiff and margins are under pressure. We see this particularly in ship management, with a big demand for qualified seafarers who are in short supply. Customers are simultaneously looking for cost-efficient long-term frame agreements to safeguard against frequent changes of management. Attention is also focused on expertise development in response to a number of demands by the industry and the authorities.

We want to ensure that our seagoing employees feel an attachment to the company, partly by facilitating individual career opportunities, in order to meet the strong demand for maritime personnel. Barber's international training centre at Mumbai in India offers further education and certification for both in-house and external crew.

Taken together, our three priority areas represent a unique and complete international maritime expertise cluster. We exploit our network and develop competence across all three segments.

Within our own ranks, we possess leading-edge expertise throughout the chain from development and design of new vessel types, via construction and operational/commercial management to logistics – as well as a network of services and products with a presence in all the world's most important ports.

People and their experience and knowledge provide the bedrock for all our activities. Only by caring for and further developing our personnel can we ensure that we retain our leading market positions. We do this by living up to our established values base, and by offering responsibility and scope in a customer-oriented organisation founded on cooperation, innovation and expertise.

The WW Academy is an important tool in this process. We believe that motivated employees in an innovative and developing organisation represent our most important competitive edge in meeting the wishes and needs of our customers. The academy is dedicated to helping develop expertise and build networks and brand. With its aid, we develop culture and identity. We achieve a shared business platform which supports a multicultural organisation.

Our investment in building culture and expertise is very important for reaching the objectives we have set for ourselves. We have a goal of being among the three largest in our core areas. That demands a balance between capital and competence, with the emphasis on developing expertise. We cannot run our international company from Lysaker on the basis of administrative routines. We recognise that the business is local and must be run locally, but our values can be communicated from head office. These values provide a putty, a glue and a common direction for the things we emphasise and the way we want the business to be run out there.

We are well equipped to meet the future and its new demands. Demands will certainly be made – not only by the market but also by the community in which we operate. Expectations change. Value creation and jobs have always been in focus. Companies are now also expected to accept a responsibility for the way they achieve their goals. Growing attention is being paid to our social responsibility. That challenge is one we face with confidence. We have long traditions in WW for being concerned with good working conditions, the natural environment and our social responsibility.

With all this solid ballast and an awareness of the need for continued development, we will grow and become more robust in the future. We will retain and take market share in a dynamically growing shipping sector, and expanding in logistics and maritime services. We will adapt to customer needs – not only today, but also tomorrow.

Inspector Asle Roar Olsen from Barber Ship Management checks maintenance work on Tamerlane's *bow thruster during the docking in January 2006.*







HANS HERMANN BENN
PORT SALES REPRESENTATIVE
BARWIL UNITOR SHIPS SERVICE
WILHELMSEN MARITIME SERVICES

Hans Hermann Benn lives in the German port of Hamburg and is a port sales representative in Barwil Unitor Ships Service. His responsibilities include visiting ships and yards to offer goods and services from this business area. Educated as a mechanical engineer, he served for 12 years as a chief engineer on various ships before joining Unitor in 1992.

Unitor was acquired by WW in the summer of 2005 and its operations were included in Wilhelmsen Maritime Services (WMS, wholly owned by WW) and the Barwil Unitor Ships Service business area. This acquisition accords with WW's strategy of developing WMS into a leading global player in the maritime service sector.

"I personally take a very positive view of our inclusion in WW," says Hans Hermann Benn. "It's an exciting global company with broad and extensive shipping expertise. As a Unitor representative, I've had much contact and good relations with the WW fleet and its ship's inspectors over a long period. That makes it all the more pleasing to become part of this group."

Unitor can offer a very broad range of products and services, which include maintenance products, cleaning chemicals, water and fuel treatment, fire and safety systems, refrigeration equipment and refrigerants, welding gear and gases, and spare parts. The company made 175 000 deliveries to 16 400 ships in more than 1 700 ports during 2005.

Benn explains that the customers are very pleased with the integration. "Like Unitor, WW has a positive image in the market. Now that we're part of WW and the extensive network represented by WMS, customers see prospects for important benefits – such as fewer suppliers, better choice, increased access and better service overall. With us, WW and WMS have 389 offices in 72 countries, but WMS's services are available through a network covering more than 2 200 ports in 116 countries."

The integration process now under way in WMS will realise substantial synergy gains. In addition to a more streamlined organisation, plans call for an increased focus on customer needs. That will mean higher sales and better utilisation of the global network.

"We'll be continuing to work on positioning WMS as a global maritime superstore with a big range of products and services which can be bought individually or in packages tailored to customer needs," says Benn.

MAKING VALUE CREATION VISIBLE

The Wilh. Wilhelmsen (WW) group's vision is to be a leading global supplier of maritime services.

We want to be a substantial player and among the market leaders in our main segments:

- car, ro-ro and project cargo
- logistics for rolling and project cargoes
- maritime services.

We believe that empowered employees in an innovative and learning organisation represent our most important competitive advantage in meeting customer wishes and needs.

This year, we focus once again on how we as a group create value now and in the future. In our annual report for 2002, we began to describe the long-term activities we pursue – in addition to the operational business – to create value over time, and how we measure this. Combined with normal accounting details, we believe that such supplementary information will provide a better insight into the way we work to achieve long-term value creation.

This section of the annual report describes the major activities and areas of focus which will be particularly relevant in future, both as in-house milestones and as fundamental indicators of our external position. Much of the work being done is already having an impact on our figures, but we strongly believe that an even more positive development will be visible in the longer term.

These focus areas are measured and illustrated from four business perspectives which accord with balanced performance management. Priority activities within these four focus areas are mutually interdependent, and each represents a critical factor for continuous improvement and development in our group. We are also continuing to develop additional performance targets for the principal activities covered here. These are followed up on a quarterly basis and linked with our performance-related bonus system.

FINANCE

Profit alone is not the principal motive for our operations. Profitability is essential, but we must also take care of traditions extending back almost 150 years and pass on a viable business to future generations. This is achieved in part through a sound rate of return. Our 2005 result was the best ever. The figures are presented in detail in this report, but we want to take a closer look at one particular indicator:

- ROCE – return on capital employed (adjusted for unrealised financial instruments)

Our ROCE for the year was 13.4%. One of our aims has been to maintain an ROCE of 8-9% over time in accordance with the equity method, and we exceeded this target by a very good margin.

CUSTOMERS

The customer perspective is also termed relationship and customer capital, where relationships indicate the strength of the external network and brand. Our quality and customer surveys are conducted continuously and regularly in all business units, where everyone is clearly committed to adapting to a changing market.

We have an extensive collaboration with our partners, particularly Wallenius Lines and Hyundai Motor Group. Wallenius Lines and we still have a long-term intention that all our joint ventures will be on a 50-50 basis, and that a balance will be maintained in our investments and assets.

The creation of EUKOR was important for our fleet optimisation, where our companies are registering substantial synergies. Collaborating through joint ownership of EUKOR gives us a growing understanding of both immediate and long-term challenges facing car manufacturers.

cont on page 92



As part of the Barwil Unitor Ships Service business area, Unitor can offer a broad range of products and services. These include maintenance articles, chemicals for cleaning as well as water or fuel treatment, fire and safety systems, refrigerating equipment and refrigerants, welding gear and gases, and spare parts.

cont from page 92

IN-HOUSE PROCESSES

Our corporate management involves itself actively with strategic issues to ensure unified and precise management of our business and to supervise our subsidiaries. These questions embrace:

- our strategic segments, including collaboration between them
- our corporate values, ethics and culture
- development of shared working methods and solutions
- development of synergies across companies in our group.

We upgraded our strategy process in 2005, and divided process and method into two main phases.

During the first half of the calendar year, we concentrate on long-term planning (five-seven years) in order to understand how the business landscape and customer demand will change in a longer perspective. This allows us to adjust our plans, investments and strategies in order to be as well prepared as possible to meet the future. We develop various scenarios to support discussion on our long-term plans. Scenarios are very suitable for looking ahead and evaluating trends in the markets in which we operate and combinations of these. That provides us with a good basis for analysing the way our surroundings will change and what long-term demands this will make on us for achieving success in our business.

The second half of the year is devoted to planning for the next budget year. Our corporate vision is broken directly down into clear strategies, which in turn form the basis for specific annual operating plans (AOPs) and activity lists to support these. In addition, each employee has a functional description tailored to the AOPs.

To ensure focus and execution, each department's AOPs contain key figures for the targets to be achieved. We have also developed an incentive system which will generate a bonus when performance targets are reached.

We use 10 key figures to monitor our results at corporate level. Collectively, these say something about how we are performing. The key figures are followed up every quarter, and their status is presented on our intranet.

CONTINUOUS LEARNING AND FOCUS ON VALUES

We regard learning and growth as a strategic element for developing our business. In today's society, characterised by rapid changes, customers who expect first-class service, and new technical and creative solutions, continuous learning, cooperation and communication are key success factors. We clearly see the relationship between a good working environment, with motivated and able employees, and satisfied customers. This interaction is highly important for achieving our vision.

Our managers have the greatest opportunity to influence our working environment, and we accordingly devote much time, effort and resources to management training.

A good overview of workforce expertise is increasingly important for us, both for putting together teams of employees and for identifying where development is needed in the short and long terms. We have analysed the expertise of all head office staff, providing us with information about the competencies found in this part of the organisation. The analysis shows that all our overall expertise requirements are well covered today in every area. It has also indicated which requirements for expertise development will emerge in the immediate and more distant future, and which must be met for our continued progress as a global maritime knowledge-based company.

cont on page 94



The 60-strong Wallenius Wilhelmsen Logistics' fleet carries 1.5 million vehicles annually by sea, while three million vehicles are transported on land.



DELPHINE ECHENIQUE
HEAD OF CUSTOMER CARE AND DOCUMENTATION
WALLENIUS WILHELMSEN LOGISTICS

Delphine Echenique from Paris, France, is responsible for developing the highest-quality customer care in Europe and for securing systems and in-house processes which support the company's vision and – not least – customer demands and needs. She began as a trainee in 1996 at Motorships Paris, which later became Wallenius Paris and then part of what is now called Wallenius Wilhelmsen Logistics.

Wallenius Wilhelmsen Lines formally changed its name to Wallenius Wilhelmsen Logistics on 1 January 2006.

"Given industry trends in recent years, this renaming was a natural step," maintains Delphine Echenique. She adds that it sends a clear signal to customers and the industry in general about the direction Wallenius Wilhelmsen Logistics wants to take.

While Wallenius Wilhelmsen Logistics focused earlier on providing services from port to port, it is now committed to delivering them from door to door, from factory to dealer.

"Our customers won't notice the change of name overnight," says Echenique. "We'll develop the product continuously and customers will hopefully see with time that we're adding value by being better able to offer door-to-door services. We believe these offer financial savings as well as representing a practical solution for the customer's commodity transports.

"My colleagues and I are in daily contact with Wallenius Wilhelmsen Logistics' customers. It's important that we understand what the name change involves, and help to ensure that our customers also appreciate its significance. Knowledge of our new strategies will put us in a better position to offer services to customers not only at sea but also across the full logistical range."

Wallenius Wilhelmsen Logistics is one of the world's largest maritime transporters of cars and heavy vehicles. With a fleet of roughly 60 vessels, it carries some 1.5 million units a year by sea and roughly three million by land. As well as cars, these include high and heavy cargo such as construction and agricultural machinery as well as non-containerised cargo. The latter includes mining machinery, railway cars and pleasure boats. The company's scope spans from technical services to marine and land transport as well as management of the actual transport chain.

Echenique explains that Wallenius Wilhelmsen Logistics has acquired various companies around the world in recent years. All its subsidiaries have begun marketing their services, both on land and at sea, under the common name of Wallenius Wilhelmsen Logistics from 1 January 2006.

The network of logistics companies will be expanded in coming years. "Achieving broad geographical coverage is important when you're offering global services," says Echenique.

cont from page 92

WW ACADEMY

Expertise development is highly significant for attaining our future long-term objectives. We are accordingly pursuing further development in several areas to ensure that we also have the expertise required for tomorrow. The WW Academy is our strategic expertise centre, and tailors learning and development programmes which help to ensure that our employees can reach our commercial goals and satisfy customer requirements.

We invest through the WW Academy in human capital – which we define as our most important asset. This reflects our conviction that companies and businesses with the ablest people are those which will succeed in future.

Courses offered to employees by the WW Academy vary by a person's length of service with us, where they are in their career and what they are working on. Programmes cover such topics as shipping, sales, project and process management, safety and management. Several of the courses involve building a virtual community through a web-based portal, where participants carry out assignments, hold discussions and receive coaching before, during and after the modules. The WW Academy also makes use of e-learning programmes, where internet technology is utilised to enhance the learning process. Such programmes give more people access to standardised education, with the same message being communicated in the same way to everyone.

Since the WW Academy's launch in 1999, several hundred personnel from our parent company and the wholly-owned subsidiaries have been through its programmes. The aim for 2006 is to provide courses for about 500 employees and to expand the target audience to include other companies in our group.

Lectures on subjects specific to our work are given by key in-house personnel, while external lecturers are usually hired to cover more generic subjects – such as strategy and communication.

The WW Academy helps to enhance the multicultural expertise of employees. Its global scope and cultural diversity make this a unique institution. Courses are held in such locations as Singapore, Dubai, Kuala Lumpur, Mumbai, Sweden and Norway. Many of them attract participants from 10-20 nations. The educational part of programmes is supplemented by social events intended to build relationship across national borders, develop multicultural understanding and – not least – boost knowledge of different business areas in the group. Course in the WW Academy enhance cultural understanding while simultaneously developing a shared cultural diversity in-house.

We also see the WW Academy as an important tool for integrating the recently-acquired Unitor organisation. This is currently being consolidated in the Wilhelmsen Maritime Services (WMS) subsidiary, which aims to be an innovator in the maritime service sector. The integration process is being promoted in the WW Academy's courses by learning within a new community while simultaneously becoming acquainted with other people's culture and contributing to the development of a common corporate culture.

Once personnel are back at work after completing a WW Academy course, we want to see specific behavioural changes and results from this education. The managers of such participants will play a key role by demanding such changes, and by supporting the development of new learning through providing suitable jobs in relation to customers and through projects.

Development of the WW Academy is closely monitored by senior management. The WW Academy's management committee is chaired by chief executive Ingar Skaug. New courses are developed by project teams which include both specialists and managers, who ensure that programmes satisfy our learning requirements.

cont on page 97







ROBIN RAGNAR TRULSSEN
SHIP'S MASTER
BARBER SHIP MANAGEMENT
WILHELMSEN MARITIME SERVICES

Robin Ragnar Trulssen from Lenvik in Norway is one of roughly 50 ship's masters in WW. With almost 30 years of experience in the Norwegian merchant fleet, he has sailed on many different vessels since becoming an officer cadet in 1973. Capt Trulssen has been with WW since 1989, and is currently master of Texas.

WW's wholly-owned companies have about 13 500 employees, including 8 700 seagoing personnel from 31 nations.

"Without qualified crew, we'd have nobody to operate our vessels," observes ship's master Robin Ragnar Trulssen. He adds that the need to educate and recruit new crew will increase in future as the WW group invests in a growing number of newbuildings. Competition over maritime personnel is already strong.

"It's important to make a commitment to education and to think long-term on recruitment," Capt Trulssen maintains. "I also believe it's important to focus on career planning and cultivating an attachment to the WW organisation. A plan can show what use the company intends to make of the individual, what that person can reach for, and what they can expect in terms of education and courses. It'll provide a sense of security."

Demand for seafarers with the right expertise is high. Nor is the expertise needed necessarily available in the market. That makes it important to be able to offer educational programmes in order to build loyalty and retain the right people in the WW crew pool.

"An important element in career development for seagoing personnel is to ensure further education," Capt Trulssen explains.

Barber Ship Management (BSM) has its own international maritime training centre at Mumbai in India. Since its creation in 2000, this facility has issued 3 600 certificates and educated some 4 500 students. BSM also has training centres in the Philippines and Poland.

"As a ship's master, it's important for me to ensure motivated crew," Capt Trulssen comments. "Personnel who're well informed, well looked after, and secure about what the future will bring not only do a much better job but also reduce the likelihood of undesirable incidents."

BSM is responsible for all seagoing personnel, including recruitment. The goal is to have the right person in the right place at the right time and at the right cost. To achieve that, BSM has its own crewing offices or cooperation agreements with crewing agents in Norway, Poland, Russia, Romania, India, Sri Lanka, Bangladesh, Myanmar, Thailand, Indonesia, the Philippines, China and Malaysia.



From top left: chief engineer Rolando V Combenido, third engineer Kenneth A Siatong, master Euclydes C Ladines, the "three musketeers" (second officer Ace Vincent D Ruiz, administrative officer Joel S Juanich and third officer Joshua S Nemenzo), chief engineer Eduardo C Merza and motorman Joseph M Dimabayo, all on Toledo. *Above: catering officer Gabriel Bernardo Afonso on* Tamerlane.

cont from page 94

VALUES-BASED LEADERSHIP

Our organisational culture has developed throughout the WW group's history, and forms a common foundation for the way we conduct our business. This base comprises values which provide guidelines for our daily work, helping us to prioritise and take decisions. Our values are customer centred, empowerment, learning and innovation, stewardship, and teaming and collaboration.

The extent to which we observe these values is crucial for our working environment, the satisfaction of our customers, and our success in reaching our targets.

We continued the global implementation of our values during 2005. Most of our senior executives took part in an extensive values survey as part of this process. These managers subsequently received a personal report which related their personal value priorities to various management styles and to our corporate values. Each executive was also coached in relation to the identified results and areas requiring development.

Climate surveys and in-house seminars are other instruments we use to develop the group in relation to our basic values. The measurement process relates all the questions in the survey to these corporate values.

We will be implementing an extensive climate survey at all our offices in Norway during 2006 as part of the process of integrating Unitor. This will highlight factors affecting the group's ability to perform, and its results will make our managers better equipped to identify and focus on areas with a potential for improvement.

The survey, which covers all the departments, will be supplemented by a 360-degree performance assessment of the most important executives. Each manager will receive feedback about their management style through professional coaching. The next step is then collective coaching for all the teams, where each person discusses the results with their superior. The latter then produces an action plan in consultation with the subordinate. This will form part of the AOP which each department is measured against.

In addition to the above-mentioned surveys, a working group has been set up to focus on values in the group. Including personnel with varying periods of service, its aim is to continue the implementation of our values in the global organisation, and to create an understanding of how important it is that we are a values-driven commercial organisation with a common values base.

No less than eight of our largest offices outside Norway will implement a climate survey in 2006, followed by in-house climate seminars. Understanding of the values will be an important element.

SUMMARY

We gave emphasis in 2005 to a number of activities which influence forward-looking value creation. The following summarises some of these activities during the year:

- Our ROCE target was reached with a good margin.
- Our relationship and customer capital was given the highest priority.
- We have upgraded our strategy process and divided it into two phases.
- Ten key figures which collectively say something about how the group is performing are being followed up on a quarterly basis.
- We have a satisfactory overview of future expertise needs.
- We are focusing on our continuous development.

All these aspects are reflected in the results for the year as well as in the day-to-day life of our group.

CORPORATE GOVERNANCE

GENERAL

A Norwegian code of practice for corporate governance was issued in December 2004. A revised code was published in December 2005, but involves only minor changes.

The nine organisations responsible for the code have established the Norwegian Committee for Corporate Governance (NUES), which aims to update the code and promote it in Norway and abroad. Divided into 14 points, the code builds on an "observe or explain" principle. This means that the grounds for possible departures from the code must be given.

WW observes the code. However, a shareholder structure in which a majority owner controls more than 50% of the votes at the general meeting means that it would be inappropriate to implement all the points in full.

VALUES BASE

As part of its corporate culture, WW has developed and adopted a set of core values which incorporate ethical guidelines. These values are customer centred, empowerment, learning and innovation, stewardship, and teaming and collaboration. The group's ethical guidelines are openness and honesty, loyalty, cooperation and responsibility.

THE BUSINESS

According to WW's articles of association, its object is to engage in shipping, maritime services, aviation, industry, commerce, finance business, brokerage, agencies and forwarding, to own or manage real estate, and to run business related thereto or associated therewith. Within this object, the business concept is to be a leading international supplier of maritime transport services, based on expertise and with the focus on customer requirements.

EQUITY AND DIVIDEND

WW has an equity which is tailored to its objectives, strategy and risk profile, and which totalled USD 834 million at 31 December 2005. That corresponded to 37% of total capital.

The company has a dividend policy which states that the shareholders will be given a high return over time through a combination of rising value for the company's shares and payment of dividend. Subject to the results achieved and future investment requirements, one objective is a steady rise in dividend over time.

The board is authorised to buy back up to 10% of the company's own shares. A renewal of this authorisation for 12 months will be considered by the annual general meeting on 4 May 2006.

EQUAL TREATMENT OF SHAREHOLDERS AND TRANSACTIONS WITH RELATED PERSONS

The company has a total of 49 637 500 shares in two classes – 36 856 468 A shares and 12 781 032 B shares. Converting to a single share class is not regarded as appropriate in the present circumstances.

The group buys its own shares over the stock exchange.

Transactions conducted between the principal shareholder and the company take place on market terms.

Directors and senior executives are required to inform the board if they have a direct or indirect interest in contracts concluded by WW.

NEGOTIABILITY

WW's shares are freely transferable.

GENERAL MEETING

The annual general meeting is normally held at the beginning of May. Shareholders with known addresses are notified by mail, and the meeting is advertised in the press and on the company's web site at least 14 days before it takes place.

Shareholders wishing to attend the general meeting must notify the company at least two working days before it takes place. Shareholders can appoint a proxy to vote for their shares. The board chair is present at the general meeting and chairs it as specified in the articles of association. All shareholders have the right to submit motions to and to speak at the general meeting, but only A shares carry voting rights. The group is not aware of any shareholder agreements.

cont on page 101



Barwil is the world's largest port agent, delivering everything a ship might need in port – including cargo handling, fuel, crew changes, fresh water, provisions, pilots, custom clearance, post and spare parts.



RENATO BRYANT
OPERATIONS ASSISTANT MANAGER
BARWIL UNITOR SHIPS SERVICE
WILHELMSEN MARITIME SERVICES

Renato Bryant from Panama is an operations assistant manager in Barwil Unitor Ships Service, and joined Barwil in 1995. He is responsible for the Panama office's activities, which include ensuring that ships pass through the Canal and berth in port as efficiently as possible. The office is part of Barwil Port Service, which belongs in turn to the Barwil Unitor Ships Service business area.

The Barber, Barwil and Unitor companies were all integrated during 2005 in Wilhelmsen Maritime Services (WMS), which ranks today as the world's largest maritime service network.

"I see the creation of Wilhelmsen Maritime Services in 2005, with the inclusion first of Barber and Barwil and subsequently of Unitor, as a step in the right direction," says Renato Bryant. He emphasises that, even though these companies were doing well on their own, they will perform even better as part of a single organisation since they support and complement each other in a positive way.

Bryant reports that customer reactions have been positive. "They see that we're large and global. After all, WW and WMS have 389 offices in 72 countries as well as an extensive additional network of cooperating companies and agents. This offers our customers a number of benefits, including a reduced number of sub-contractors."

As the world's largest port agency, Barwil handled 51 000 ship calls in 2005 through a network with a presence in 2 200 ports in 116 countries. The WW group's operating companies, Wallenius Wilhelmsen Logistics, EUKOR and American Roll-on Roll-off Carrier, are only three of Barwil's roughly 2 500 customers.

The Barwil office in Panama deals with about 100 vessels per month, including 80 passing through the Canal.

"We go through the list of ships due to call in our port on a daily basis, and prepare what they've requested," explains Bryant. "Bunkering, crew changes, fresh water, provisioning, pilots, customs clearance, post and spare parts are all part of the support we provide when a vessel berths. We also assist with cargo handling."

The WMS vision is to be an innovator and a pioneering company in the maritime service industry. It aims to provide services from the design stage of a vessel until it is in full operation at sea or needs various products and services while in port.

"Since WMS has an ambition of being the leader in its sector, one of our goals at the Panama office is to be the best at what we do," says Bryant. "So we continuously seek to improve our work processes and look for new business opportunities to help achieve the vision."



Maintenance work on Tamerlane has been completed, and water is admitted to the dock. The vessel continued its voyage on 19 January after being docked for eight days.

cont from page 98

ELECTION COMMITTEE

An election committee is not considered appropriate with the present shareholder structure.

EXECUTIVE COMMITTEE AND BOARD OF DIRECTORS – COMPOSITION AND INDEPENDENCE

The company has an executive committee for industrial democracy in foreign trade shipping which comprises six members, four from the management and two from the workforce. It meets four times a year. Issues submitted for consideration include a draft of the accounts and budget as well as matters of major financial significance for the company or of special importance for the workforce.

The company's board comprises six directors elected by the general meeting for two years at a time. Two of the directors are women. Both the chief executive and the deputy chief executive are alternate members of the board.

Information on the background and experience of the directors can be found on the company's internet site. Note 2 to the accounts provides a specification of shares in the company owned by directors. See page 72.

WORK OF THE BOARD

The board determines an annual plan for its work. Eight regular meetings are held every year, and the board otherwise meets as and when required. Two day-long strategy meetings are held. The directors are also kept regularly informed about the group's development between board meetings.

Instructions have been drawn up for day-to-day management of the company and for the board itself. The board works continuously on internal control in the company in accordance with prevailing statutory provisions.

In the absence of the chair, the deputy chair acts as chair.

The board regularly assesses its mode of working.

The board does not consider it appropriate to establish sub-committees. These would undermine the board's work and authority. Nor do the size of the board and the frequency of its meetings indicate that such committees are required.

REMUNERATION OF DIRECTORS

Directors' fees are determined by the general meeting and are not dependent on the company's results. The fees reflect the responsibilities of the board, its expertise, the amount of time devoted to it, and the complexity of the business.

No share options have been awarded to directors.

Directors perform no tasks for the company other than serving on the board or on the boards of associates.

REMUNERATION OF SENIOR EXECUTIVES

The board determines the chief executive's remuneration. Other elements in the chief executive's remuneration are detailed in the notes to the accounts. See page 71.

Remuneration of senior executives is determined administratively within limits set by the board. A broadly-based comparison is drawn with pay conditions in other Norwegian shipping companies.

The board has instituted a bonus scheme for group employees in Norway. Intended to reinforce the focus on performance and results, this scheme is based on the annual return on capital employed by the group and three predefined key performance indicators, with a requirement that at least 60% of the target defined for each team must be met. The board determines the annual norm for the bonus scheme.

An option scheme for leading personnel in the group was introduced in 2001 with the board's approval. This gave senior executives the option to buy an individually-specified number of shares in the company within a three-year period. The shares can be purchased at a predetermined strike price which is defined as an average final price over the 14 days before the person concerned enters the programme. The company's general meeting has been informed of the scheme.

INFORMATION AND COMMUNICATION

WW gives weight to informing the market about the development of its results, and reports to the stock market through annual and interim reports, quarterly presentations, a Capital Market Day, press releases and so forth. The financial calendar, with the dates for quarterly presentations and the annual general meeting, can be found on page 1 and on the WW web site.

The quarterly and annual results are presented to invited analysts and business journalists at the same time as the accounts are made public on the Oslo Stock Exchange. Two of these presentations each year are transmitted directly by webcast. Results are also posted to the company's web site. The company fulfils the requirements set by the stock exchange for its Information and English symbols.

Extensive information about the company is provided on its web site, including an overview of share price developments, the 20 largest shareholders, dividend paid over the past five years and cash flow per share.

WW staged a Statoil Hydro Aker Market's in 2005 for analysts, journalists and financial institutions, where certain aspects of its operations were reviewed in greater detail than is possible in the quarterly presentations. A similar event was held on 3 April 2006.

AUDITOR

The company's auditor attends board meetings as required, and is always present when the annual accounts are under consideration. The auditor provides the board with a review of work on the annual accounts, and explains changes in the accounting principles and other significant aspects. Should either side find it appropriate, the board can meet the auditor without the administration being present.

The auditor's fee, broken down by audit work and other consultancy services, is specified in note 2 to the accounts. See pages 34 and 72.

SHAREHOLDER INFORMATION

DIVIDEND POLICY

WW's goal is to provide shareholders with a high return over time through a combination of rising value for the company's shares and payment of dividend. Subject to the results achieved and future investment requirements, one objective is a steady rise in dividend over time.

A total dividend of NOK 8 per share was paid by WW in 2005. The company's intention is to pay dividend twice a year, and this was achieved in 2005.

CORRECT MARKET PRICE

The company gives weight to keeping the stock market regularly informed about the development of its results. This will primarily be done through the annual reports, interim reports, quarterly presentations, Capital Market Days and press releases. The aim is that at least two of the quarterly presentations will be transmitted by webcast. WW's investor relations team also holds exclusive meetings with major financial market players in Norway and internationally.

By helping to enhance knowledge of the industry in general and the company in particular, WW wants the information it provides to the market to contribute to a pricing of the company's shares which is as correct as possible.

WW has received the Information and English symbols from the Oslo Stock Exchange. These are awarded to companies which satisfy the exchange's requirements for financial information on their web sites. This part of the site will be updated and further developed during 2006.

The WW web site also provides all its reports and other information about the company, including an overview of some of the analysts who monitor it.

SHAREHOLDER STRUCTURE

WW is listed on the Oslo Stock Exchange. At 31 December 2005, the company had a total share capital of NOK 99.3 million, divided between just under 37 million A shares and just under 13 million B shares.

The company had 2 854 shareholders at 31 December 2005, of whom 2 640 were Norwegian.

In recent years, the company has bought its own shares and amortised part of these (5% in 2000, 2001 and 2002). The management has been authorised to buy up to 10% of the company's own issued shares. Part of this authority has been utilised. WW owned 1 336 476 A shares and 251 700 B shares at 31 December. The company has no plans for new share issues.

BASIS FOR VALUING THE COMPANY

The management's judgement is that a valuation of WW must be based on a combination of discounted net cash flows and net asset value.

In the shipping and logistics segments, significant investments have been undertaken in vessels and other fixed assets. WW takes the view that the value of these segments is higher than the sum of the value of the various tangible fixed assets. The value of the business over time will depend primarily on the net income which the company manages to generate from the total transport and service systems which have been developed within these segments. That encompasses both vessels and other tangible fixed assets, the established transport system, land-based activities, employee knowledge and experience, established market positions, brands and goodwill.

An initial public offering was implemented by Glovis (owned 20% by WW) on 23 December 2005, when its shares were also listed on the stock exchange in Seoul, Korea.

Net income is crucial for a valuation of the activities concentrated in Wilhelmsen Maritime Services. The capital commitment in these companies is relatively moderate, although fairly large sums have been invested in company acquisitions, human resources and the development of system infrastructures.

Dockwise (owned 21% by WW) pursues a specialised niche business. No established market exists for its tangible fixed assets. WW's involvement should therefore be valued on the basis of discounted net cash flows.

The value of real property is continuously subject to the valuations made by the market at any given time. A valuation based on net asset value would therefore be the most relevant approach for the company's office premises at Lysaker.

A total valuation of the parent company must accordingly be based on the considerations outlined above, supplemented with the parent company's other assets less group liabilities and pension commitments.

Information on the hedging strategy for bunkers, currency and interest rates, and on sensitivity analyses, is provided in note 15 on page 49.

For information on debt repayment, see note 13 on page 46.

REMUNERATION OF THE GROUP'S EMPLOYEES

The remuneration system is under continuous assessment, and several new schemes have been put in place over recent years. A primary objective has been to highlight the shared financial interests of owners and employees.

A bonus scheme was introduced for head office employees in 2002. The financial basis of this scheme is tied to the realised annual return on capital employed (ROCE) for the group. Return above an annually specified norm will be shared between employees and owners in accordance with an approved formula.

A new option programme for leading personnel was introduced in 2004 and came into effect on 1 January 2005. It strengthens the relationship between remuneration for leading personnel and the return to the owners over time.

All employees in Norway are offered an annual opportunity to acquire shares in WW at a discount.

The basis for dividend payments to shareholders is the value creation achieved in the group's business areas.



Development of the WW A share versus the Oslo Stock Exchange
OSEBX
WW A shares
170
160
150
140
130
120
110
100
90
80
Dec 04
Jan 05
Feb 05
Mar 05
Apr 05
May 05
Jun 05
Jul 05
Aug 05
Sep 05
Oct 05
Nov 05
Dec 05

Earnings per share
(USD)


4.50
4.00
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
0.51
1.13
1.62
3.23
3.51
3.91
2001*
2002*
2003*
2004*
2004
2005

Dividend per share
(NOK)


9.00
8.00
7.00
6.00
5.00
4.00
3.00
2.00
1.00
0.00
2.13
2.75
4.00
8.00
5.00
8.00
2001*
2002*
2003*
2004*
2004
2005

Cash flow per share
(USD)


9.00
8.00
7.00
6.00
5.00
4.00
3.00
2.00
1.00
0.00
2.20
2.92
3.30
4.51
6.66
7.52
2001*
2002*
2003*
2004*
2004
2005

Equity ratio (%)
(USD)


50%
45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
36.4
33.9
40.0
40.4
46.1
36.9
2001*
2002*
2003*
2004*
2004
2005

		2005	2004	2004*	2003*	2002*	2001*
Face value	NOK	20	20	20	20	20	20
Number of shares 31 Dec	(thousand)	49 638	49 638	49 638	49 638	49 638	52 250
Average number of shares outstanding	(thousand)	47 996	47 930	47 930	47 819	47 650	48 898
Earnings per share (1)	USD	3.91	3.51	3.23	1.62	1.13	0.51
Diluted earnings per share (2)	USD	3.91	3.51	3.23	1.62	1.13	0.51
Cash flow per share (3)	USD	7.52	6.66	4.51	3.30	2.92	2.20
Dividend per share (4)	NOK	8.00	5.00	8.00	4.00	2.75	2.13
RISK per share at 1 Jan	NOK	(8.35)	2.04	2.04	(1.28)	1.06	(0.75)
Market price 31 Dec A shares	NOK	249	157	157	111	52	33
Market price 31 Dec B shares	NOK	219	145	145	105	48	32
Market price high A shares	NOK	249	158	158	113	52	45
Market price high B shares	NOK	219	145	145	105	50	43
Market price low A shares	NOK	162	82	82	47	32	27
Market price low B shares	NOK	135	85	85	44	31	25

* Figures in accordance with Norwegian accounting standards (not restated)

Definitions

1) Profit after minority interests, divided by average number of shares.
2) Earnings per share taking into consideration the number of potential outstanding shares in the period.
3) Profit for the periode adjusted for change in deferred tax, depreciation and write-down on assets, divided by average numbers of shares.
4) Payout date under the IFRS and at date of provision under NGAAP.

COMPANY STUCTURE AT 9 FEBRUARY 2006



SHIPPING & LOGISTICS
Wilhelmsen Lines Shipowning Holding AS Norway
Wilhelmsen Lines Shipowning AS Norway
Fidelio Limited Partnership, USA 49%
EUKOR Car Carriers Inc South-Korea 40%
EUKOR Car Carriers Singapore Pte Ltd Singapore 40%
EUKOR Car Carriers Shipowning Pte Ltd, Singapore 50%
Glovis Co Ltd, South-Korea 20%
Wilhelmsen Lines AS Norway
Fidelio Inc, USA 50%
Fidelio Limited Partnership, USA 2%
ARC LLC, USA 50%
American Auto Logistics Inc, USA 49.9%
Logistics Coordinators Limited, Inc USA 49.9%
American Logistics Network LLC, USA 49.9%
Wallenius Wilhelmsen Logistics AS Norway 50%
Wilhelmsen Lines Car Carriers Ltd Great Britain
Mark I Shipping Pte Ltd Singapore 50%

WALLENIUS WILHELMSEN LOGISTICS CORPORATE STRUCTURE



Wallenius Wilhelmsen Logistics AS (Parent company and joint central office Oslo/Stockholm)
Region Americas *
WWL Holdings Americas, LLC
WW Logistics Americas, LLC
Pacific Ro-Ro Stevedoring, LLC
Atlantic Ro-Ro Stevedoring, LLC
Mid-Atlantic Terminal, LLC
Pacific Vehichle Processors, Inc
WWL Realty Americas, LLC
2W Americas Holdings, LLC
WWL Vehicle Services Americas Inc (VSA)
Region Europe *
WW Logistics AS, Norway Branch Sweden
WW Logistics AS German Branch
WW Logistics UK
WW Logistics France
WW Logistics AS Finland Branch
WW Logistics Belgium
WW Logistics Zeebrugge NV
WW Logistics Kotka Oy
Global Automotive Logistics SAS (40%) (GAL)
Compagnie d'Affrètement et de Transport SA (CAT)
Region Europe (cont) *
WW Logistics Germany GmbH
WW Logistics Hakenstedt GmbH (Germany)
WW Logistics Poland Spzoo
WW Logistics Iberica SL (Spain)
Region Asia *
WW Logistics AS (Asia)
WW Logistics AS Korea Branch
WW Logistics AS (Singapore Branch)
WW Logistics AS Thailand Representative office
WW Logistics AS Middle East Representative office
WW Logistics China Ltd
WW Vehicle Logistics (Shanghai) Ltd
WW Logistics (Thailand) Co, Ltd
Region Oceania *
WW Logistics AS (Australia)
WW Logistics Australia Pty Ltd
WW Logistics AS (New Zealand)
WW Logistics = Wallenius Wilhelmsen Logistics
Legally part of parent company (branches)
Separate taxable entities
* Management structure only

MARITIME SERVICES

Wilhelmsen Maritime Services AS
Norway

- Barber International Ltd, Hong Kong
- Barwil Agencies AS, Norway
- Unitor AS, Norway, 100%*

EUROPE

Belgium
Denmark
Finland
France
Germany
Gibraltar
Greece
Italy
Latvia
Netherlands
Norway
Poland
Portugal
Spain
Sweden
UK

ASIA AND OCEANIA

Australia
Bangladesh
China
Hong Kong
India
Indonesia
Japan
Malaysia
New Zealand
Philippines
Singapore
South Korea
Sri Lanka
Taiwan
Thailand
Vietnam

MEDITERRANEAN, SOUTHERN EUROPE, MIDDLE EAST, AFRICA, BLACK SEA

Algeria
Armenia
Bahrain
Bulgaria
Cyprus
Egypt
Georgia
Iran
Iraq
Jordan
Kenya
Kuwait
Lebanon
Malta
Oman
Pakistan
Qatar
Romania
Russia
Saudi Arabia
South Africa
Sudan
Syria
Tanzania
Turkey
UAE
Ukraine
Yemen

AMERICAS

Argentina
Brazil
Canada
Chile
Colombia
Cuba
Ecuador
Panama
Peru
Puerto Rico
USA
Venezuela

* Owned through Abeer (49.3%), Wilhelmsen Lines AS (47.4%) and Wilh. Wilhelmsen ASA (3.3%)

OTHER GROUP COMPANIES

- Strandveien 20 ANS, Norway, 99%
- Wilservice AS, Norway
  - Strandveien 20 ANS, Norway, 1%
- Wilhelmsen Insurance Services AS, Norway
- Wilh. Wilhelmsen Netherlands BV, The Netherlands
  - Dockwise Transport NV, The Netherlands, 21.3%
- Njord Insurance Company Ltd, Bermuda
- Wilh. Wilhelmsen (Asia) Sdn Bhd, Malaysia
- Wilh. Wilhelmsen (Hong Kong) Ltd, Hong Kong
- Wilhelmsen Forbes Energy Logistics Ltd, Mauritius
- Wilhelmsen Offshore and Chartering AS, Norway
- Abeer AS, Norway
- Express Offshore Transport Pte Ltd (former Abeer Marine Services Pte Ltd), 50%, Singapore



FLEET LIST AT 31 DECEMBER 2005

Vessel name	Ownership %	Year built	Flag	Dwt	Capacity*
Ro-ro vessels					
Tamerlane	100	2001	NIS	39 400	5 496
Tamesis	100	2000	NIS	39 400	5 496
Talisman	100	2000	NIS	39 400	5 496
Tarago	100	2000	NIS	39 400	5 496
Taronga	100	1996	NIS	47 144	4 923
Taiko	100	1984	NIS	41 000	4 474
Tampa	100	1984	NIS	41 000	4 474
Texas	100	1984	NIS	41 000	4 474
Talabot	50	1979	SIN	34 605	3 823
Tampere	50	1979	SIN	35 098	3 823
Toba	50	1979	SIN	34 310	3 823
Tapiola	50	1978	SIN	33 702	3 823
Tourcoing	50	1978	SIN	33 719	3 823
Pure car carriers (PCC)/pure car and truck carriers (PCTC)					
Freedom	50	1997	US	19 844	5 728
Honor	50	1996	US	19 844	5 728
Resolve	50	1994	US	20 082	5 741
Integrity	50	1992	US	29 152	5 905
Courage	50	1991	US	29 213	5 869
Patriot	50	1987	US	15 681	5 453
Tagus	100	1985	NIS	21 900	5 409
Tasco	100	1985	NIS	21 900	5 409
Liberty	50	1985	US	28 509	5 432
Takayama	100	1983	NIS	10 599	3 087
Terrier	100	1982	NIS	17 863	5 537
Independence	50	1978	US	17 406	5 460
Chartered vessels					
Toronto	Bareboat	2005	UK	19 628	6 350
Toledo	Bareboat	2005	UK	19 628	6 350
Torrens	Bareboat	2004	UK	19 628	6 350
Tancred	Bareboat	1987	NIS	15 571	5 720
Trianon	Bareboat	1987	NIS	15 528	5 828
Trinidad	Bareboat	1987	NIS	15 528	5 828
Tai Shan	Bareboat	1986	NIS	15 577	5 720
Takara	Bareboat	1986	NIS	15 546	5 720

EUKOR	Number of vessels
Own vessels	11
Bareboat	8
Time charter	66
Total	85
On order	23



Vessel name	Ownership %	Year built	Flag	Dwt	Capacity*
Newbuilding programme					
Talia	Time charter	2006	BAH	21 000	6 400
Taipan	Time charter	2006	BAH	21 000	6 400
Tarifa	Time charter	2006	BAH	21 000	6 400
Morning Concert	100	2006	UK	20 600	6 500
Topeka	100	2006		19 628	6 350
Tortugas	100	2006		19 628	6 350
Tombarra	100	2007		19 628	6 350
Mitsubishi hull no 2237	100	2008		19 628	6 350
Mitsubishi hull no 2238	100	2008		19 628	6 350
Daewoo hull no 4451	100	2009			8 000
Daewoo hull no 4452	100	2009			8 000

Crew vessels		Ownership %	Year built	Size
Abeer	1 vessel	100	2002	60 feet
Abeer	3 vessels	100	2004-2005	70 feet
Abeer	14 vessels	100	1985-1991	85 feet
Abeer	1 vessel	100	1993	100 feet
Abeer	10 vessels	100	1983-2002	110 feet
Abeer	5 vessels	100	1988-1991	120 feet
Abeer	1 vessel	100	1993	135 feet

Dockwise - heavy lifters	Ownership %	Dwt
Mighty Servant 1	21	40 190
Mighty Servant 3	21	27 720
Transshelf	21	34 030
Black Marlin	21	57 021
Blue Marlin	21	76 061
Swan	21	32 650
Tern	21	32 650
Swift	21	32 187
Teal	21	32 187
Dock Express 10	21	12 928
Enterprise	21	8 727
Super Servant 3	21	14 138
Super Servant 4	21	17 600
Dock Express 12	21	
Explorer	21	10 763
1 vessel on order		

* RT43 equals a car which is 4.125 m long, 1.550 m wide and 1.420 m high, or occupies 6.4 sq.m.





DELPHINE ECHENIQUE
HEAD OF CUSTOMER CARE AND DOCUMENTATION
WALLENIUS WILHELMSEN LOGISTICS

Wallenius Wilhelmsen Lines formally changed its name to Wallenius Wilhelmsen Logistics on 1 January 2006. This indicated that the company is taking an important step towards delivering door-to-door services, from factory to dealer. "The renaming sends a clear signal to our customers and the industry in general about the direction we want to take," says Delphine Echenique. See page 93.



ROBIN RAGNAR TRULSSEN
SHIP'S MASTER
BARBER SHIP MANAGEMENT
WILHELMSEN MARITIME SERVICES

Experienced seafarers with the right expertise are in short supply. "Loyalty among seagoing personnel is lower today than it once was," says Robin Ragnar Trulssen. "We must not only make a commitment to recruitment in order to secure the right people, but also provide career planning and expertise development to ensure that those of us who work at sea have the necessary experience and competence." See page 96.



RENATO BRYANT
OPERATIONS ASSISTANT MANAGER
BARWIL UNITOR SHIPS SERVICE
WILHELMSEN MARITIME SERVICES

"I see the creation of Wilhelmsen Maritime Services in 2005, with the inclusion first of Barber and Barwil and subsequently of Unitor, as a step in the right direction," says Renato Bryant. He is operations assistant manager at Barwil's office in Panama. As the world's largest port agent, Barwil offers all the products and services a ship might need when it berths. See page 99.



BJØRN P. KARLSSON
WW'S REPRESENTATIVE IN INDONESIA
BARWIL UNITOR SHIPS SERVICE
WILHELMSEN MARITIME SERVICES

WW's responsibility extends beyond creating financial value. As part of its social responsibility, the group accordingly supports a number of Norwegian and international voluntary organisations which make an extra commitment for various social groups. On behalf of WW, Bjørn Karlsson has been responsible for rebuilding two tsunami-hit schools in Indonesia's Aceh province together with the Torvald Klaveness Group and the Norwegian Refugee Council. See page 19.

Wilh. Wilhelmsen

Wilh. Wilhelmsen ASA
P O Box 33, NO-1324 Lysaker, Norway
Telephone: +47 67 58 40 00, Telefax: +47 67 58 40 80
www.ww-group.com
Org no NO 930686344 VAT

Photo: Ole Musken, Benedicte Gude, The international Saatchi & Saatchi network.
Printed by: Bryne Offset. Design: Saatchi & Saatchi.







